        EXHIBIT 2.1
EXECUTION VERSION

ASSET PURCHASE AGREEMENT by and between G-3 CHICKADEE PURCHASER, LLC and THE GOODYEAR TIRE & RUBBER COMPANY Dated as of May 22, 2025

TABLE OF CONTENTS
Page
Article I
Definitions; Interpretation

Article II
Purchase and Sale; Assumption of Liabilities

Article III
Closing; Closing Deliveries

Article IV
Representations and Warranties of the Seller

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Article V
Representations and Warranties of Purchaser

Article VI
Covenants Relating to Conduct of Business

Section 6.01 Conduct of Business Before the Closing...................................................... 59

Article VII
Additional Covenants of the Parties

- ii -

Article VIII
Conditions to Closing

Article IX
Termination
Section 9.01 Termination................................................................................................... 97
Section 9.02 Effect of Termination.................................................................................... 98

Article XI
Indemnification

- iii -

Section 10.05 Indemnification of Retained Legacy Environmental Release

Article XI
Miscellaneous

Section 11.09 Enforcement; Jurisdiction; Consent to Service of Process; Waiver of

Section 11.12 Non-Reliance on Estimates, Projections, Forecasts, Forward-Looking

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Exhibits
EXHIBIT A        FORM OF TRANSITION SERVICES AGREEMENT
EXHIBIT B        FORM OF BILL OF SALE
EXHIBIT C        FORM OF ASSIGNMENT AND ASSUMPTION AGREEMENT
EXHIBIT D        FORM OF TRADEMARK ASSIGNMENT AGREEMENT
EXHIBIT E        FORM OF DEED
EXHIBIT F        FORM OF LEASE ASSIGNMENT AND ASSUMPTION AGREEMENT
EXHIBIT G        FORM OF SUPPLY AGREEMENT
EXHIBIT H    FORM OF PATENT AND KNOW-HOW AGREEMENT

ANNEX A    CAPITAL EXPENDITURE BUDGET
ANNEX B    ENVIRONMENTAL COVENANTS
ANNEX 7.21    HR STANDUP
ANNEX 7.23(B)    PRO FORMA PRICE CALCULATION DATA

- i -

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT, dated as of May 22, 2025 (this “Agreement”), is made by and between G-3 Chickadee Purchaser, LLC, a Delaware limited liability company (“Purchaser”), and The Goodyear Tire & Rubber Company, an Ohio corporation (the “Seller”). Certain terms used in this Agreement are defined in Section 1.01.
A.    Seller and the other Seller Entities conduct the Business and own or have legal rights to the Transferred Assets.
B.    Upon the terms and subject to the conditions set forth in this Agreement, Seller desires to sell, transfer, assign and deliver, and cause the other Seller Entities to sell, transfer, assign and deliver, the Transferred Assets to Purchaser, and Purchaser desires to (a) purchase, acquire, assume and accept from Seller and the other Seller Entities, all of Seller’s and the other Seller Entities’ rights, titles and interests in and to all of the Transferred Assets and (b) assume the Assumed Liabilities.
C.    Concurrently with the execution of this Agreement, as a condition and inducement to the Seller’s willingness to enter into this Agreement, Purchaser or an Affiliate thereof has duly executed and delivered to the Seller (a) the Financing Commitment Letters and (b) a Limited Guaranty, dated as of the date of this Agreement, in favor of the Seller (the “Limited Guaranty”).
D.    The Supply Agreement is fundamental to the object of the parties in entering into this Agreement.
E.    The Supply Agreement is part of the material consideration provided by the Seller to Purchaser for entering into this Agreement, without which Purchaser would not have entered into this Agreement.
F.    In consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Purchaser and Seller hereby agree as follows:
ARTICLE I

Definitions; Interpretation
Section 1.01    Definitions
“ABL Commitment Letter” has the meaning set forth in Section 5.04(a).
“Accounting Principles” means the accounting policies, principles, practices, assumptions, conventions and methods set forth on Section 1.01(a) of the Disclosure Letter.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise. Notwithstanding the foregoing, Purchaser and its Subsidiaries shall not be considered Affiliates of any portfolio company of any investment fund affiliated with Gemspring Capital Management, LLC (a) prior to the Closing and (b) following the Closing so long as such portfolio company or investment fund does not directly or indirectly operate or assist in the operation of the Business (except Purchaser and its Subsidiaries shall be considered an Affiliate of any portfolio company of any investment fund affiliated with Gemspring Capital Management, LLC for purposes of Section 11.10 and, except as otherwise stated therein, Section 11.11).
“Alternative Proposal” means in each case, with any Person other than Purchaser and its Affiliates (a) any merger, consolidation, share exchange, business combination, issuance of securities, recapitalization, tender offer, exchange offer, asset purchase or other similar transaction in which a Person or “group” (as defined in the United States Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities of any Person that owns the Business or any material portion of its consolidated assets, or (b) any sale, lease, license, transfer or disposition of any material portion of the consolidated assets of the Business, other than sales of inventory in the ordinary course of business.
“Ancillary Agreements” means the agreements entered into in connection with this Agreement, including the Assignment and Assumption Agreement, the Trademark Assignment Agreement, the Patent and Know-How Agreement, the Deeds, the Lease Assignment and Assumption Agreement, the Transition Services Agreement, the Supply Agreement, the Limited Guaranty and the Equity Commitment Letter.
“Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, all applicable foreign antitrust Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.
“Archwood R&D Facility” means Seller’s chemical research and development facility located at 1485 E Archwood Ave, Akron, OH 44306.
“Assumed Benefit Plans” has the meaning set forth in Section 2.02(a)(xv).
“Bayport Plant” means Seller’s chemical plant located at 13441 Bay Area Blvd., Pasadena, TX 77507.
“Beaumont Plant” means Seller’s chemical plant located at 11357 I-10, Beaumont, TX 77705.

“Business” means all operations and business-related activities conducted by the Seller Group during the preceding twenty four (24) month period prior to the Closing Date (i) in connection with the Polymer Chemicals, including (a) the development, production, formulation, invention, process know-how, know-how, manufacturing, improvements, marketing, sale and distribution of the Polymer Chemicals (or any modifications thereof, and any polymers or monomers produced or developed by the Seller Group that can reasonably be expected to compete with or be a substitute thereof) and any polymers or monomers based on the chemistries and technologies of the Polymer Chemicals and associated process technologies, and technology licensing and production consulting business activities by the Seller Group relating to the Polymer Chemicals, (b) research activities at the In-Scope Facilities (including in respect of new product developments and joint development arrangements with third parties), as set forth in Section 1.01(j) of this Disclosure Letter, and (c) the development, production, formulation, improvement, manufacturing, marketing, sale, and distribution of goods and services marketed, sold, or distributed under any Trademark transferred hereunder; and (ii) in the Beaumont Plant and the Houston Plant; provided, that the term “Business” shall not include any Retained Businesses, including any Know-How that is located at or used at the Beaumont Plant or the Houston Plant, in each case, that is primarily or exclusively related to any of the Retained Businesses.
“Business Confidential Information” means all proprietary and confidential information of Seller and its Affiliates concerning the Business, including the following information: (i) financial statements, financial projections and budgets, historical and projected sales, business plans, the names and backgrounds of personnel, customer lists and customer information, personnel training materials, marketing plans or market expansion proposals and sales techniques; (ii) product specifications, discoveries, improvements, processes, marketing and service methods or techniques, formulae, designs, styles, specifications, data bases, Software, Know-How, strategies, current and anticipated customer requirements, price lists, market studies, and any other information, however documented, that is a trade secret under applicable Law; and (iii) notes, analyses, compilations, studies, summaries, and other material prepared containing, or based, in whole or in part, on any information included in the foregoing.
“Business Day” means a day except a Saturday, a Sunday or other day on which the SEC, banks in the City of New York or the State of Delaware are authorized or required by Law to be closed.
“Business Employee” means each employee of the Seller Group (a) who, as of the Closing Date, primarily or exclusively dedicates his or her working time to providing services to the Business or (b) who is set forth on Section 1.01(b) of the Disclosure Letter, including in all cases, each such employee who as of the Closing Date is on leave of absence (including medical leave, personal leave, military leave, workers compensation leave, short-term disability and long-term disability) or paid or unpaid time off; provided, that any individual set forth in Section 1.01(c) of the Disclosure Letter shall not be a “Business Employee”.
“Business Environmental Liabilities” means Liabilities (whether arising from facts or circumstances that occurred before, during or after the Closing) that arise under, result from, or relate to (a) any Environmental Law to the extent applicable to and arising out of the operation of the Business or the Transferred Real Property, (b) any Release of a Hazardous Material at, on, under or emanating to or from a Transferred Real Property, or (c) any use, disposal, existence, transportation, or other handling of, or exposure of any Person to, Hazardous Materials by the Business at the Transferred Real Property.

“Cash” means, as determined in accordance with the Accounting Principles, all cash and cash equivalents, short term investments and marketable securities of a Person, excluding any Restricted Cash.
“CBA” means a collective bargaining, works council or other labor union contract or labor arrangement covering any Business Employees.
“Closing Working Capital” means (a) Current Assets minus (b) Current Liabilities, in each case determined as of the Effective Time.
“Code” means the Internal Revenue Code of 1986, as amended.
“Compliant” means with respect to any Financing Information that such Financing Information, taken as a whole, does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Financing Information not misleading, in light of the circumstances under which the statements contained in such Financing Information were made.
“Consent” means any consent, approval or authorization of, notice to or designation, registration, declaration or filing with, any third party, including Permits.
“Contract” means any written or oral contract, purchase order, letter of intent, promise, obligation, tender, commitment, loan, credit agreement, mortgage, note, deed, lease, license or other legally binding agreement.
“Controlled Group Liability” means any and all Liabilities (a) under any Multiemployer Plan, (b) under Title IV of ERISA, (c) under Section 302 of ERISA or Sections 412 and 4971 of the Code, and (d) as a result of the failure to comply with the continuation of coverage requirements of ERISA Section 601 et seq., and Section 4980B of the Code.
“Current Assets” means the current assets of the Business, using the line items that are specifically listed on the sample calculation set forth in Section 1.01(d) of the Disclosure Letter, excluding all Income Tax assets and deferred Tax assets, and calculated in accordance with the Accounting Principles. For the avoidance of doubt, Excluded Assets shall be excluded from “Current Assets” and, to the extent the sample calculation set forth in Section 1.01(d) of the Disclosure Letter conflicts with the Accounting Principles, the Accounting Principles shall prevail.
“Current Liabilities” means the current liabilities of the Business, using the line items that are specifically listed on the sample calculation set forth in Section 1.01(d) of the Disclosure Letter, excluding all Income Tax liabilities and deferred Tax liabilities, and calculated in accordance with the Accounting Principles. For the avoidance of doubt, Retained Liabilities shall be excluded from “Current Liabilities” and, to the extent the sample calculation set forth in Section 1.01(d) of the Disclosure Letter conflicts with the Accounting Principles, the Accounting Principles shall prevail.
“Domain Names” means Internet domain names, uniform resource locators, internet protocol addresses, and other names and locators associated with the Internet, and all worldwide rights in, arising out of, or associated therewith.

“Dual Use Specifications” means all specifications related to any products that Seller Entities make, sell, offer to sell, export, distribute or otherwise make available to any third Person and any Seller Entity.
“Environmental Laws” means all applicable Laws relating to pollution or the protection of the environment or natural resources or, to the extent related to exposure to Hazardous Materials, public or occupational health and safety.
“Environmental Permit” means any Permit required under any Environmental Law to conduct the Business or to occupy the Transferred Real Property.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“Estimated Adjustment Amount” means the amount (which may be positive or negative) equal to (a) Estimated Working Capital minus, (b) Target Working Capital.
“Final Adjustment Amount” means the amount (which may be positive or negative) equal to (a) Closing Working Capital minus, (b) Target Working Capital.
“Final Purchase Price” means (a) the Purchase Price plus, (b) the Final Adjustment Amount (which Final Adjustment Amount may be positive or negative) plus, (c) the HR Standup Amount.
“Financial Statements” means the following financial statements of the Business: (a) the unaudited combined statement of net assets of the Business as of each of December 31, 2024, December 31, 2023 and December 31, 2022, and the related unaudited combined statements of profit and loss for each of the fiscal years then ended; and (b) the unaudited combined statement of net assets of the Business as of March 31, 2025 and the related unaudited combined statement of profit and loss for the three (3) month period then ended (the financial statements set forth in clause (b), collectively, the “Interim Financial Statements”).
“Financing Information” means any financial information and other pertinent information regarding the Business, the Shared Contracts and Transferred Assets furnished to Purchaser in accordance with Section 7.19(e)(i), including any such information that is used by Purchaser in any lender and investor presentations, rating agency presentations, bank information memoranda, bank books, confidential information memoranda, marketing materials and other similar documents.
“Financing Sources” means, collectively, each Person that has committed to provide or arrange all or any part of the Debt Financing or any Alternate Financing (including each Person party to any Debt Commitment Letter, to any joinder agreements, credit agreements or other Definitive Agreements relating thereto, but excluding, for the avoidance of doubt, Purchaser and its Affiliates), in each case, together with each Affiliate thereof and each officer, director, employee, partner, controlling person, advisor, attorney, agent and representative of each such Person or Affiliate and their respective successors and assigns.
“Fraud” means, with respect to any Person, common law fraud under the laws of the State of Delaware in respect of the representations and warranties set forth in Article IV, Article V, the certificates delivered pursuant to Section 8.02 or the certificates delivered pursuant to Section 8.03. For the avoidance of doubt, the term “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud, or any torts (including a claim for fraud) based on negligence or recklessness.
“GAAP” means generally accepted accounting principles in the United States.
“Governmental Authority” means any government, court, regulatory or administrative agency, commission or authority or other legislative, executive or judicial governmental entity (including any political division, legislature, administrative authority, agency or commission or public or private arbitrator or arbitral body), or any self-regulated organization or other body or Person lawfully empowered to exercise regulatory, taxing or other governmental authority, whether federal, state or local, domestic, foreign, national, supranational or multinational.
“Hazardous Material” means any material, substance or waste for which Liability or standards of conduct may be imposed under any Environmental Law, or that is otherwise listed, classified, defined or regulated in relevant form, quantity or concentration as hazardous or toxic (or words of similar meaning or import) pursuant to any Environmental Law, including any petroleum or petroleum products or byproducts, per- or polyfluoroalkyl substances, polychlorinated biphenyls, mold, noise, odor, lead, or asbestos.
“Houston Plant” means Seller’s chemical plant located at 2000 Goodyear Dr., Houston, TX 77017.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.
“Income Tax” means any Tax imposed on or measured by reference (in whole or in part) to gross or net income, profits or capital gains (however denominated).
“Indebtedness” means, without duplication, all Liabilities (including principal, accrued interest, prepayment penalties or premiums, breakage costs, and commitment or other fees and costs and expenses related thereto), with respect to any Person, in respect of (a) all indebtedness of such Person for borrowed money, (b) all obligations of such Person evidenced by notes, bonds, debentures, mortgages or other similar instruments, (c) all reimbursement obligations of such Person under letters of credit, bank guarantees or similar facilities, but only to the extent drawn upon, (d) any leases that have been recorded or are required to be recorded as finance leases in accordance with the Accounting Principles, but excluding any operating leases, (e) all obligations under Seller Benefit Plans that are not Assumed Benefit Plans, (f) interest rate or currency swap arrangements, hedging arrangements and any other derivative instruments or arrangements, in each case assuming such instruments or arrangements were terminated as of immediately prior to Closing, (g) the deferred purchase price of property, assets or securities including the full amount of “earn-outs”, seller notes, purchase price adjustments, and similar payment obligations (whether contingent or otherwise) and, if applicable, the employer portion of any payroll Taxes or similar Taxes due in connection with any such payments, (h) all unpaid bonuses (except to the extent actually included in Current Liabilities in the calculation of Estimated Working Capital and Closing Working Capital, as applicable), severance, or unfunded deferred compensation, and the employer portion of any applicable Taxes related thereto, and (i) all guarantees and other obligations in respect to Indebtedness of others referred to in clauses (a) through (h) above guaranteed directly or indirectly in any manner by such Person or that are otherwise secured by any Lien on any Transferred Asset.
“Independent Expert” means Grant Thornton LLP, or if such Person is unable or unwilling to serve, another nationally recognized independent or neutral and impartial accounting, consulting, valuation or dispute resolution firm or individual accounting expert with significant experience related to purchase price adjustment disputes relating to transactions of a similar nature reasonably agreed upon by Purchaser and the Seller in writing.
“Information Security and Privacy Requirements” means (a) all applicable Laws and any Seller Entity’s own rules, policies and procedures concerning the privacy, data protection or security of Personally Identifiable Information, including, to the extent applicable, the EU General Data Protection Regulation, federal, local and state data security and data privacy laws, (b) industry and self-regulatory standards to which the Seller and its Subsidiaries are bound or otherwise hold themselves out as compliant with (including the Payment Card Industry Data Security Standard, to the extent applicable) and (c) applicable provisions relating to the privacy, data protection or security of Personally Identifiable Information under Contracts into which any Seller Entity has entered into or by which it is otherwise bound.
“In-Scope Facilities” means the Archwood R&D Facility, Beaumont Plant, and Houston Plant.
“Intellectual Property” means all intellectual property and proprietary rights, whether registered or unregistered, including all such rights in and to the following, worldwide and in any and all countries: (a) Patents, (b) Trademarks, (c) copyrights and all works of authorship (whether or not copyrightable) (“Copyrights”), and applications and registrations and renewals therefor, (d) Know-How, (e) Domain Names and (f) Software, data and databases.
“IRS” means the Internal Revenue Service.
“Know-How” means all proprietary compound structures, synthesis, formulation and manufacturing methods, test methods, operations, technologies, forecasts and business and scientific plans, including without limitation, trade secrets, other tangible materials, ideas, inventions (whether or not patentable or reduced to practice), invention reports, practices, methods, manufacturing methods, protocols, formulae, specifications, knowledge, know-how, technical know-how, processes, procedures, assays, skills, experience, techniques, information, algorithms, data and results of experimentation and testing, whether patentable or otherwise.
“Knowledge” means (a) with respect to Purchaser, the actual knowledge (after and assuming reasonable due inquiry of each applicable individual’s direct reports) of the individuals listed on Section 1.01(e) of the Disclosure Letter under the caption “Knowledge of Purchaser”, and (b) with respect to the Seller, the actual knowledge (after and assuming reasonable due inquiry of each applicable individual’s direct reports) of the individuals listed on Section 1.01(e) of the Disclosure Letter under the caption “Knowledge of the Seller”.
“Legacy Environmental Release Liabilities” means Liabilities related to the investigation, sampling, monitoring, removal or remediation of, or corrective or response actions related to, Hazardous

Materials under Environmental Laws which result from or relate to the Release of Hazardous Materials that existed or occurred prior to the Closing Date at, on, under or from the Houston Plant or the Beaumont Plant.
“Lender Protective Provisions” means the provisions set forth in Section 9.02(c), Section 11.02, Section 11.03, Section 11.06, Section 11.07, Section 11.09 and Section 11.15, in each case, as such provisions relate to the Debt Financing and the Financing Sources.
“Liabilities” means any debts, liabilities, obligations, commitments, claims, non-compliances or complaints, of whatever kind or nature, whether accrued or unaccrued, known or unknown, fixed or contingent, determined or determinable.
“Lien” means any pledge, lien, charge, encumbrance, easement, license, hypothecation, right of first refusal, security interest or other similar restriction.
“Loss” means any loss, Liability, claim, Tax, damage, penalty, fine, assessment, charge, cost or expense (including amounts paid in settlement or compromise), including reasonable legal fees and expenses.
“Material Adverse Effect” means any Effect that, individually or in the aggregate with any other Effects, (i) has had or would reasonably be expected to have a material adverse effect on the assets, liabilities, results of operations or financial condition of the Business, taken as a whole, or (ii) would prevent or materially impair Seller from consummating the Transactions as and when contemplated herein, but, solely for purposes of the foregoing clause (i), the determination of whether a Material Adverse Effect has occurred will not include any facts, conditions, circumstances, occurrences, effects, changes, events or developments (each, an “Effect” and together, the “Effects”) to the extent attributable to (a) any changes in general United States or global economic conditions, (b) any changes in conditions generally affecting any of the industries in which the Business operates, (c) securities, credit, financial or other capital markets conditions, in each case, in the United States or any foreign jurisdiction, (d) any failure by the Business to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (although any Effects that have given rise or contributed to any such failure that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether there has been a Material Adverse Effect), (e) the execution and delivery of this Agreement or the announcement (except to the extent initiated by a member of the Seller Group in breach of this Agreement or the Confidentiality Agreement) or consummation of the Transactions, including the impact thereof on the relationships, contractual or otherwise, of the Business with employees, labor unions, customers, suppliers or partners (provided that this clause (e) shall not apply to any representation or warranty related to the execution, delivery or performance of this Agreement, non-contravention of Law, Judgment or Contract or any condition related thereto), (f) the performance by Seller of its obligations under this Agreement (other than the performance by Seller of its obligations under Section 6.01(a)) or any action taken by or at the express written request of Purchaser, (g) any change in GAAP (or authoritative interpretations thereof) or in any applicable Law, including any Laws governing any tax, trade or tariff policy of any Governmental Authority, (h) regulatory, legislative, political or geopolitical conditions, the outbreak or escalation of hostilities, any acts of war (whether or not declared), civil disobedience, sabotage or terrorism, cyberterrorism or cyberattack, (i) the impact of health conditions (including any public health emergency, epidemic, pandemic or disease outbreak) or other force majeure events (including any outbreaks, hurricanes, tornados, floods, earthquakes or other natural disasters), (j) any

Law (including any pronouncement or guideline having the effect of Law) issued by a Governmental Authority providing for business closures, “sheltering-in-place”, “stay-at-home” or other restrictions that relate to, or arise out of, health conditions (including any public health emergency, epidemic, pandemic or disease outbreak) or any change in such Law, pronouncement or guideline or authoritative interpretation thereof, or (k) the escalation or worsening of any Effect described in the foregoing clauses (h) or (i) which are existing on the date of this Agreement; except, in the cases of the foregoing clauses (a), (b), (c), (g), (h), (i) and (j), to the extent such Effect has a disproportionate adverse effect on the Business, taken as a whole, relative to other participants in the industries in which the Business operates (in which case only such incremental disproportionate impact or impacts may be taken into account in determining whether there has been or would reasonably be expected to be a Material Adverse Effect).
“Multiemployer Plan” means a “multiemployer plan” within the meaning of Section 3(37) or 4001(a)(3) of ERISA.
“Niagara Falls Plant” means Seller’s chemical plant located at 5500 Goodyear Dr., Niagara Falls, NY 14304.
“Other Transferred Patents” means certain patents and patent applications set forth on Section 1.01(m) of the Disclosure Letter.
“Out-of-Scope Facilities” means all of the Seller Groups’ facilities other than the In-Scope Facilities, including, without limitation, the Bayport Plant and Niagara Falls Plant.
“Patents” means issued patents (including utility patents, plant patent, and design patents), patent applications, utility models and applications for utility models, and: (i) all divisionals, continuations and continuations-in-part, and foreign counterpart applications related to any of the foregoing, (ii) all patents issuing on any patent applications included in any of the foregoing, (iii) all reissues, patent disclosures, reexaminations, extensions, divisions, renewals, provisionals, continued prosecution applications, requests for continued examination, and registrations of or to any of the foregoing, and (iv) all foreign counterparts related to any of the foregoing.
“Permitted Lien” means (a) Liens for Taxes, assessments or other charges by Governmental Authorities not yet due and payable, or the amount or validity of which is being contested in good faith by the Seller Group through appropriate proceeding and for which an adequate reserve has been established on the Interim Financial Statements in accordance with GAAP, (b) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens arising under applicable Law granted or which arise in the ordinary course of business, (c) Liens arising under purchase price conditional sales contracts or equipment leases with third parties entered into in the ordinary course of business, (d) terms, conditions and restrictions under leases, subleases, licenses or occupancy agreements, including statutory Liens of landlords, none of which materially interferes with, or detract from the value of, the present use of the related real property or operation thereon, (e) easements, covenants, rights-of-way and other similar restrictions of record, none of which materially interferes with, or detract from the value of, the present use of the related real property or operation thereon, (f) requirements of zoning, building, land use and other similar Laws regulating the use or occupancy of real property or the activities conducted thereon and which are not violated by the current use or occupancy of such real property or the operation of the Business or any violation of which would not be material to the Business, (g) Liens created by Purchaser or any of its Affiliates, (h) non-exclusive licenses of any Intellectual Property granted by Seller in the ordinary course of business, and (i) any matters shown by a current, accurate survey or physical inspection of real property.
“Person” means an individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization or any other entity, including a Governmental Authority.
“Personally Identifiable Information” means (a) any information relating to an identified or identifiable natural person and (b) any data that constitutes personal information, personally-identifiable information, or personal data under any Contract, Law or privacy policy applicable to any Seller Entity; an “identifiable natural person” is one who can be identified, directly or indirectly, in particular by reference to an identifier such as a name, an identification number, location data, an online identifier or to one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of that natural person.
“Polymer Chemicals” means any polymers, monomers, and derivatives of C5 chemistries, including (a) polybutadiene rubber family; (b) solution styrene butadiene rubber (including functionalized solution styrene butadiene rubber); (c) isoprene and polyisoprene rubber; (d) emulsion styrene butadiene rubber; (e) food grade emulsion styrene butadiene rubber, butyl and polyisobutylene; (f) high-solids latex; (g) dicyclopentadienes (DCPD), and (h) products categorized as “C5 monomers,” including piperylene (PIPs) and isoprene products. For the avoidance of doubt, “Polymer Chemicals” shall not include any third-party polymer information or third-party polymer materials held by the Seller Group in its ordinary course of business.
“Post-Closing Tax Period” means any taxable period beginning after the Closing Date and the portion of any Straddle Period beginning after the Closing Date.
“Potential Transferred Patents” means the Patents set forth on Section 1.01(l) of the Disclosure Letter.
“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of any Straddle Period ending on the Closing Date.
“Purchaser Fundamental Representations” means Section 5.01 (Organization; Standing), Section 5.02 (Authority), and Section 5.06 (Brokers and Other Advisors).
“Purchaser Material Adverse Effect” means any effect or change that, individually or in the aggregate, prevents or materially impairs Purchaser from consummating the Transactions, in each case, as and when contemplated herein.
“Records” means all documents, instruments, books and records (excluding any corporate books and records, except to the extent relating primarily or exclusively to the Business), including all Tax records, Tax Returns and Tax related work papers, books of account, financial, accounting and personnel records, invoices, customers’ and suppliers’ lists, other distribution lists, sales and purchase records and operating, production and other manuals, in any form or medium; provided, that Records shall not include any attorney work product to the extent relating to an ongoing or threatened Action that is an Excluded Business Claim.
“Release” means any release, spill, emission, leaking, pumping, dumping, injection, pouring, deposit, discharge, dispersal, leaching, escaping or migration on, into or through the environment (including ambient or indoor air, surface water, groundwater, sediments, land surface or subsurface strata).
“Representatives” means, with respect to any Person, its officers, directors, employees, consultants, agents, financial advisors, investment bankers, attorneys, accountants, other advisors and other representatives.
“Restricted Cash” means (a) cash held in third-party escrows, (b) any security or similar deposits, (c) any customer deposits or (d) insurance proceeds in respect of a condemnation, casualty, loss or other material damage to any of the Transferred Assets prior to the Closing Date that has not been used to repair or replace such condemned or damaged property.
“Retained Businesses” means all businesses, operations and activities conducted by the Seller Group (including the Retained Chemicals Business) other than the Business.
“Retained Chemicals Business” means, all of the Seller Group’s business, operations and commercial activities related to the following products: (a) Hydroquinone; (b) META and PARA DIPB; (c) Acetone; (d) Antioxidants; (e) POLYSTAY 100 (NAILAX); (f) POLYSTAY 100AZ; and (g) POLYSTAY 200.
“Safety Data Sheets” means all safety data sheets (SDS) available on goodyearchemical.com on or after the date hereof, or in Seller Entities possession or control, and otherwise related to, or used or held for use in, or necessary for, the conduct of the Business.
“Seller Benefit Plan” means any “employee pension benefit plan” (as defined in Section 3(2) of ERISA, whether or not subject to ERISA), “employee welfare benefit plan” (as defined in Section 3(1) of ERISA, whether or not subject to ERISA) or retirement, pension, profit sharing, deferred compensation, bonus, incentive, compensation, benefit, stock or stock-based compensation, phantom equity, employment, consulting, change in control, retention, Code Section 125, vacation, severance, separation pay, health, welfare, disability, death benefit, hospitalization, medical or other benefit or compensation plan, Contract, policy, program, agreement, arrangement or understanding (each, an “Employee Benefit Plan” and collectively, “Employee Benefit Plans”), in each case, that is sponsored, contributed to or maintained by any member of the Seller Group for the benefit of any current or former Business Employee or with respect to which the Business has or could reasonably be expected to have any Liability.
“Seller Consolidated Group” means any consolidated, combined or unitary Tax group that includes Seller or any of its Affiliates.
“Seller Deferred Compensation Plan” means each of The Goodyear Tire & Rubber Company Deferred Compensation Plan for Executives and The Goodyear Tire & Rubber Company Defined Contribution Excess Benefit Plan.

“Seller Entities” means Seller and all of the Affiliates of Seller that own or hold the rights, titles, or interests in, to or under the Transferred Assets or the Shared Contracts or are otherwise subject to any Assumed Liabilities.
“Seller Fundamental Representations” means Section 4.01(a) (Organization), Section 4.02 (Authority; Binding Effect), Section 4.03(a)(i) (Noncontravention of Organizational Documents), and Section 4.17 (Brokers and Other Advisors).
“Seller Group” means, collectively, Seller and each of its Affiliates.
“Seller Indebtedness” means the senior credit facilities and senior notes of the Seller, as set forth in more detail in the Seller’s filings made with the U.S. Securities and Exchange Commission from time to time.
“Seller Retained Trademarks” means the Trademarks and any Domain Names incorporating or containing the term “GOODYEAR”, the term “GOODYEAR (and winged foot design)”, the winged foot design, the blimp design or other Seller Group Trademarks related to the Retained Business, owned by or licensed to any member of the Seller Group, whether or not registered, in each case, that are used by or in connection with any of the Retained Businesses, all rights to which and the goodwill represented thereby, and any Trademarks or Domain Names that are confusingly similar to any of the foregoing.
“Shared Contracts” means any Contract to which any member of Seller Group is a party or by which any member of Seller Group is bound that, in each case, relates to the Business and also relates to any Retained Businesses, including, but not limited to, shared Contracts set forth on Section 1.01(f) of the Disclosure Letter.
“Shared Services and Assets” means the assets and services that any member of Seller Group provides or makes available, both (a) to the Business, and (b) to any Retained Businesses, in each case, to the extent the assets and services are (i) provided under the Transition Services Agreement or (ii) are assets and services that are otherwise set forth in Section 1.01(g) of the Disclosure Letter, and in all cases, notwithstanding the foregoing, excluding any Shared Contracts and other assets and services primarily related to the Business.
“Software” means all (a) computer programs, including any software implementations of algorithms, models and methodologies, whether in source code or object code, (b) databases and compilations, including any data and collection of data, whether machine readable or otherwise and (c) descriptions, flow-charts, and other work product used to design, plan, organize and develop any of the foregoing.
“Straddle Period” means any taxable period that includes but does not end on the Closing Date.
“Subsidiary”, when used with respect to any Person, means any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person.
“Target Working Capital” means $123,000,000.
“Tax” means any U.S. federal, state or local or non-U.S. tax, assessment, fee, levy, duty, tariff, impost, withholding or other similar charge in the nature of a tax imposed by a Governmental Authority, including any income, gross receipts, property, sales, use, capital stock, social security, value added, goods and services, profits, license, payroll, employment, excise, premium, property, capital gains, transfer, stamp, environmental, customs, duties, alternative or add-on minimum, estimated, escheat or unclaimed property, capital, capital gain, franchise or occupation tax, assessment, levy, duty, tariff, impost, withholding or other similar charge in the nature of a tax, together with any interest, penalty and addition thereto.
“Tax Action” means any audit, examination, contest, litigation or other proceeding with or against any Governmental Authority responsible for the imposition, collection or administration of any Tax.
“Tax Return” means any return, form, statement, report, information return, disclosure, claim or declaration, including any supplement, schedule or attachment thereto and any amendment thereof, with respect to Taxes that is filed or required to be filed with a Governmental Authority.
“Technical Data Sheets” means all technical data sheets (TDS) available on goodyearchemical.com on or after the date hereof.
“Term Loan Commitment Letter” has the meaning set forth in Section 5.04(a).
“Third-Party Specifications” means all specifications related to any products that Seller Entities make, sell, offer to sell, export, distribute or otherwise make available to any third Person.
“Top Customer” means (i) Seller and any of its Affiliates and (ii) any other customer whose gross purchases from the Business in either (a) calendar year 2023, (b) calendar year 2024, or (c) the three (3)-month period ended March 31, 2025 places such customer within the top ten (10) customers (excluding Seller and any of its Affiliates) to the Business, taken as a whole, during either such period.
“Top Distributor” means a distributor from whom the aggregate dollar amounts received by the Business in either (a) calendar year 2023, (b) calendar year 2024, or (c) the three (3)-month period ended March 31, 2025 places such distributor within the top ten (10) distributors to the Business, taken as a whole, during either such period.
“Top Supplier” means a supplier whose gross sales to the Business in either (a) calendar year 2023, (b) calendar year 2024, or (c) the three (3)-month period ended March 31, 2025 places such supplier within the top ten (10) suppliers to the Business, taken as a whole, during either such period.
“Trademarks” means trademarks, service marks, logos and design marks, trade dress, trade names, fictitious and other business names, slogans, Domain Names, and brand names, and product and technology designations, or any other indicator of source or origin, together with all goodwill associated with any of the foregoing, and any and all common law rights, registrations, and applications therefor.

“Transaction Documents” means, collectively, this Agreement and the agreements and instruments executed and delivered in connection with the Transactions, including the Ancillary Agreements and the other documents and agreements contemplated hereby and thereby.
“Transactions” means the consummation of the purchase and sale of the Transferred Assets and the assumption of the Assumed Liabilities and the other transactions contemplated by this Agreement and the other Transaction Documents.
“Transferred Copyrights” means as of the Closing Date, (a) all Copyrights set forth in Section 1.01(h) of the Disclosure Letter and (b) all other Copyrights primarily or exclusively related to, or used or held for use, in each case, primarily or exclusively, in the Business, including all Copyrights in the Transferred Software.
“Transferred Employee” means each Offer Employee who, as of the Closing Date (or, if applicable, such later date that such employee commences employment with Purchaser or one of its Affiliates), (a) accepts Purchaser’s or one of its Affiliate’s offer of employment pursuant to Section 7.06(b) and (b) commences employment with Purchaser or one of its Affiliates.
“Transferred Intellectual Property” means (a) the Transferred Patents, (b) the Transferred Trademarks, (c) the Transferred Copyrights, (d) the Transferred Know-How and (e) the Transferred Software, and (f) any other Intellectual Property owned by any member of the Seller Group and developed for, or primarily or exclusively related to, or used or held for use in the Business.
“Transferred Know-How” means, as of Closing, Know-How that is (a) located at or used at, and primarily or exclusively related to the Business at the In-Scope Facilities, including the Transferred R&D Know-How, (b) included, described, or embodied in any specifications or data sheets (whether or not publicly available) related to Polymer Chemicals or the Products, including the Technical Data Sheets or Third-Party Specifications, or (c) otherwise in the possession or control of any member of the Seller Group, and primarily or exclusively related to, or used or held for use by, the Business, including the Know-How embodied in, or covered by, the Products (as defined in the Supply Agreement); provided, that (i) Transferred Know-How shall not include any Know-How that is primarily or exclusively relating to any of the Retained Businesses and (ii)  Transferred Know-How shall exclude the specification limits set forth in the Specifications (as defined in the Supply Agreement) and Dual Use Specifications, but shall include any Know-How related to the manufacturing, formulation, or other technical aspects of the Products that may be reflected in such Specifications (as defined in the Supply Agreement) and Dual Use Specifications.
“Transferred Patents” means, to the extent owned by any member of the Seller Entities, (a) all Patent rights set forth in Section 1.01(i) of the Disclosure Letter and (b) all other Patent rights primarily related to, or used or held for use in, the Business.
“Transferred R&D Know-How” means as of Closing, Know-How that is owned, possessed, or controlled by any member of the Seller Entities for its research and development projects at the Archwood R&D Facility related to Polymer Chemicals as set forth in Section 1.01(j) of the Disclosure Letter.

“Transferred Trademarks” means as of Closing, other than Seller Retained Trademarks, and to the extent owned by Seller or its Affiliates, (a) all Trademarks set forth in Section 1.01(k) of the Disclosure Letter and (b) all other Trademarks primarily or exclusively related to, or used or held for use, in each case primarily or exclusively, in connection with, the Business.
“Transition Services Agreement” means the transition services agreement, substantially in the form of Exhibit A attached hereto, to be dated as of the Closing Date between Seller, on the one hand, and Purchaser, on the other hand.
“Willful Breach” means a material breach of, or failure to perform any of the covenants or other agreements contained in, this Agreement that is a consequence of an act or failure to act by the breaching or non-performing party with actual knowledge, or knowledge that a Person acting reasonably under the circumstances should have, that such party’s act or failure to act (including acts or failures to act by a party’s Representative at the direction of such party) would, or would reasonably be expected to, result in or constitute a breach of or failure of performance under this Agreement.
Section 1.02    Other Defined Terms. The following terms are defined in the Section of this Agreement set forth after such term in the table below:

Terms Not Defined in Section 1.01	Section
Acquisition Engagement	Section 11.13(a)
Action	Section 4.08
Affiliate Agreement	Section 7.09(b)
Agreement	Preamble
Allocation Schedule	Section 3.04(a)
Announcement	Section 7.02(a)
Assumed Employee Liabilities	Section 2.03(a)(vii)
Assumed Liabilities	Section 2.03(a)
Business DC Plan	Section 7.06(d)(i)
Closing	Section 3.01
Closing Date	Section 3.01
Closing Purchase Price	Section 2.06
Closing Statement	Section 2.08(a)
Confidentiality Agreement	Section 7.03(b)
Continuation Period	Section 7.06(c)(i)
Contracting Parties	Section 11.10
Credit Support Items	Section 4.06(e)
DC Employees	Section 7.06(d)(i)
Deed	Section 3.03(a)(iv)
Delayed Transferred Asset	Section 2.04(a)
Delayed Transferred Asset Arrangement	Section 2.04(a)
Disclosure Letter	Article IV
DOJ	Section 7.01(b)

Terms Not Defined in Section 1.01	Section
Effective Time ERISA Affiliate	Section 3.02 Section 4.11(d)
Estimated Closing Statement	Section 2.07
Estimated Working Capital	Section 2.07
Excluded Assets	Section 2.02(b)
Excluded Contracts	Section 2.02(b)(vi)
Existing Counsel	Section 11.13(a)
FCPA	Section 4.09(b)
Final Purchase Price Adjustment	Section 2.08(e)
Financing Termination Fee	Section 9.02(b)
FTC	Section 7.01(b)
HSR Approval	Section 7.01(b)
Inactive Employee	Section 7.06(b)
Indemnified Party	Section 10.04(a)(i)
Indemnifying Party	Section 10.04(a)(i)
Inventory	Section 2.02(a)(ii)
IT Systems	Section 4.14(f)
Judgment	Section 4.08
Laws	Section 4.09(a)
Lease Assignment and Assumption Agreement	Section 3.03(a)(v)
Material Business Contract	Section 4.16(a)
Nonparty Affiliates	Section 11.10
Notice of Disagreement	Section 2.08(b)
Offer Employee	Section 7.06(b)
Purchase Price	Section 2.01
Purchaser	Preamble
Purchaser DC Plan	Section 7.06(d)(i)
Purchaser Entity	Section 5.01
Purchaser Indemnitees	Section 10.02
Purchaser’s Cafeteria Plan	Section 7.06(c)(vi)
R&W Insurance Policy	Section 7.17
Registered Intellectual Property	Section 4.14(a)
Restraints	Section 8.01(a)
Retained Liabilities	Section 2.03(b)
SEC	Article IV
Seller	Preamble
Seller Indebtedness Release Seller Indemnitees	Section 7.20(e) Section 10.03
Seller Qualified Plan	Section 7.06(e)
Seller’s Cafeteria Plan	Section 7.06(c)(vi)

Terms Not Defined in Section 1.01	Section
Solvent	Section 5.05
Termination Date	Section 9.01(b)(i)
Third Party Claim	Section 10.04(a)(i)
Transfer Taxes	Section 7.10(a)
Transferred Assets	Section 2.02(a)
Transferred Contracts	Section 2.02(a)(xi)
Transferred IT	Section 2.02(a)(x)
Transferred Leased Real Property	Section 2.02(a)(i)
Transferred Owned Real Property	Section 2.02(a)(i)
Transferred Permits	Section 2.02(a)(v)
Transferred Plan Assets	Section 2.02(a)(xv)
Transferred Real Property	Section 2.02(a)(i)
Transferred Real Property Leases	Section 2.02(a)(i)
Transferred Records	Section 2.02(a)(vi)
Transferred Software	Section 2.02(a)(vii)
WARN	Section 7.06(j)
Workers Compensation Event	Section 7.06(c)(v)

Section 1.03    Interpretation. The headings contained in this Agreement, in any Annex, Exhibit or Schedule hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All Annexes, Exhibits and Schedules in the Disclosure Letter attached hereto or referenced to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Annex, Exhibit or Schedule of the Disclosure Letter but not otherwise defined therein shall have the meaning defined in this Agreement. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. All references herein to “dollars”, “U.S. Dollars” or “$” shall be deemed to be references to the lawful money of the United States. All provisions herein qualified by the term “domestic” or “foreign” shall be construed on the basis that the United States is the relevant domestic country. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. If any time period for giving notice or taking action hereunder expires on a day which is not a Business Day, the time period shall automatically be extended to the Business Day immediately following such non-Business Day. Unless the context requires otherwise (a) any definition of or reference or citation to any Contract or other document herein shall be construed as referring or citing to such Contract or other document as from time to time amended, supplemented or otherwise modified, (b) any reference herein to any Person shall be construed to include such Person’s successors and permitted assigns, (c) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Articles, Sections, Annexes, Exhibits and Schedules of the Disclosure Letter shall be construed to refer to Articles and Sections of, and Annexes, Exhibits and Schedules of the Disclosure Letter to, this Agreement, (e) this Agreement shall be deemed to have been drafted jointly by Purchaser and Seller, and this Agreement shall not be construed against any party as the principal draftsperson hereof, (f) the word “or” shall not be exclusive, (g) the phrase “to the extent” shall mean the degree to which a subject or other item extends and shall not simply mean “if”, (h) the phrases “provided”, “delivered”, or “made available” or words of similar import, when used in this Agreement, shall mean that the documents, items or information has been posted at least 48 hours prior to the execution of this Agreement in the “data room” (virtual) hosted by DFIN Venue and established by the Seller or its Representatives (the “Data Room”) and to which Purchaser and its Representatives have had, and continue to have, access through the Closing (it being agreed that Purchaser and its Representatives shall be deemed to have had access to such documents, items or information where the same was provided to a limited number of Purchaser’s Representatives pursuant to a “clean team” folder in such Data Room), (i) all references herein to the “parties” are to the parties hereto and a “party” means Purchaser or Seller, as applicable and (j) “in the ordinary course of business” or “in the ordinary course of the Business” shall be construed to mean “in the ordinary course, consistent with past practice (including with respect to quantify and frequency, as applicable).”
ARTICLE II

Purchase and Sale; Assumption of Liabilities
Section 2.01    Purchase and Sale. Upon the terms and subject to the terms and conditions set forth in this Agreement, at the Closing the Seller shall, and shall cause the other applicable members of the Seller Group to, sell, assign, transfer, convey and deliver to Purchaser, and Purchaser shall purchase, acquire and accept from Seller or such other members of the Seller Group, all of Seller’s and such other members of Seller Group’s rights, title and interests in, to and under the Transferred Assets, in each case free and clear of any Liens (other than Permitted Liens), in exchange for (a) the payment by Purchaser, or at the direction of Purchaser, to the Seller of an aggregate purchase price of Six Hundred Fifty Million U.S. Dollars ($650,000,000) in cash (the “Purchase Price”), subject to adjustment as set forth in Section 2.06 and Section 2.08, respectively, and (b) the assumption by Purchaser of the Assumed Liabilities.
Section 2.02    Transferred Assets; Excluded Assets.
(a)    Transferred Assets. The term “Transferred Assets” shall mean any and all of the members of the Seller Group’s rights, title and interests in, to and under any assets (tangible or intangible) (1) set forth on Section 2.02(a)(1) of the Disclosure Letter or (2) that are held primarily or exclusively for use, or primarily or exclusively used by, the Business, including the following assets, except as specified otherwise in this Section 2.02(a) below:
(i)    Real Property. (A) The owned real property, including any buildings, improvements and fixtures thereon, and all easements and other rights and interests appurtenant thereto, set forth on Section 2.02(a)(i)(A) of the Disclosure Letter (collectively, the “Transferred Owned Real Property”), and (B) the real property leases set forth on Section 2.02(a)(i)(B) of the Disclosure Letter (the “Transferred Real Property Lease”) relating to the premises demised thereunder (the “Transferred Leased Real Property” and, together with the Transferred Owned Real Property, the “Transferred Real Property”);

(ii)    Inventory. All supplies, raw materials, work-in-process or finished products inventory of the Business that are located at a Transferred Real Property or that are not located at a Transferred Real Property (including raw materials to the extent in-transit to a Transferred Real Property) but are used primarily or exclusively in connection with the Business (collectively, “Inventory”); provided, that, for the avoidance of doubt, Inventory shall not include any supplies, raw materials, work-in-process or finished products inventory of the Business that as of the Closing Seller sold, designated for sale or transferred to any other member of the Seller Group or to an Out-of-Scope Facility, in each case, for use primarily or exclusively in connection with the Retained Businesses (A) in the ordinary course of business or (B) outside of the ordinary course of business with prompt written notice to Purchaser (provided that in the event that such sale, designation for sale or transfer contemplated by this clause would reasonably be expected to individually or in the aggregate with all such other sales, designations for sale and transfers, have a materially adverse impact (including in respect of quantity, quality and timing) on (1) Supplier’s (as defined in the Supply Agreement) ability to supply Products (as defined in the Supply Agreement) to each Buyer (as defined in the Supply Agreement) under the Supply Agreement or (2) the Business’ ability to supply products under a Contract with any Top Customer, then such sale, designation for sale or transfer may only be made with Purchaser’s express prior written consent) (together, the “Intercompany Inventory”);
(iii)    Equipment. All machinery, equipment, tools and other tangible personal property (but excluding the Inventory and the Transferred IT which are identified separately in this Section 2.02(a)) that are (A) located at a Transferred Owned Real Property, (B) located at a Transferred Leased Real Property (except if otherwise set forth on Section 2.02(b)(xvii) of the Disclosure Letter), or (C) otherwise used primarily or exclusively in connection with the Business, in each case, together with the interests of each member of Seller Group in respect of any warranties relating thereto (the “Transferred Tangible Personal Property”);
(iv)    Goodwill. All goodwill primarily or exclusively generated by or primarily or exclusively associated with the Business;
(v)    Permits. To the extent transferable, assignable or re-issuable, all Permits granted to any member of Seller Group (and Permit applications or renewals made thereby), in each case, to the extent held primarily or exclusively for use, and primarily or exclusively used, in connection with the Business or the Transferred Real Property, including those set forth on Section 4.09(b) of the Disclosure Letter (the “Transferred Permits”);
(vi)    Transferred Records. All Records in the possession or control of any member of Seller Group as of immediately prior to the Closing (including the Transferred Personnel Records) to the extent primarily or exclusively relating to the Business (excluding, for the avoidance of doubt, any such Records to the extent not reasonably separable from Records that do not relate to the Business or the transfer of which is not permitted under applicable privacy Laws without Consent (provided that Seller shall use, and shall cause the other members of the Seller Group to use, commercially reasonable efforts from and after the date hereof to obtain such Consent until the earlier of the termination of this Agreement in accordance with Article IX and the twelve (12) month anniversary of the Closing Date)) (collectively, the “Transferred Records”);

(vii)    Intellectual Property. (A) The Transferred Intellectual Property and the Other Transferred Patents, together with (1) all tangible embodiments in any form or medium, (2) all income, royalties, damages and payments due or payable at Closing or thereafter (including damages and payments for past or future infringements or misappropriations thereof), (3) the right to sue and recover for past infringements or misappropriations thereof, and (4) any and all corresponding rights that, now or hereafter, may be secured throughout the world; provided, that the Other Transferred Patents are being sold, assigned, transferred, conveyed and delivered on an “as/is” or quitclaim basis, and (B) the Potential Transferred Patents, solely to the extent that the Seller Entities obtain the Consent of any third Person necessary to transfer the Seller Entities’ ownership interest in the Potential Transferred Patents to Purchaser; provided, that to the extent the Seller Entities’ ownership interest in a Potential Transferred Patent is transferred to Purchaser, such Potential Transferred Patent is being sold, assigned, transferred, conveyed and delivered on an “as/is” or quitclaim basis; provided, further that Seller shall use, and shall cause the other members of the Seller Group to use, commercially reasonable efforts from and after the date hereof to obtain such Consent until the earlier of the termination of this Agreement in accordance with Article IX and the twelve (12) month anniversary of the Closing Date.
(viii)    Transferred IP Licenses. All Contracts for in-bound and out-bound Intellectual Property licenses primarily or exclusively related to the Business, including as set forth on Section 2.02(a)(viii) of the Disclosure Letter; provided, that for the avoidance of doubt, Transferred IP Licenses shall not include any Shared Contracts for information technology products or services provided to Purchaser by any Seller Entity as a Service (as defined in the Transition Services Agreement) under the Transition Services Agreement or constituting an Excluded Service (as defined in the Transition Services Agreement) under the Transition Services Agreement (the “Transferred IP Licenses”);
(ix)    Transferred Software. All (A) Software owned by the Seller Group and primarily or exclusively used or held for use by or related to the Business, and (B) Software set forth on Section 2.02(a)(ix) of the Disclosure Letter (the “Transferred Software”);
(x)    IT Systems. All (A) information management systems and databases and (B) computer hardware and other information technology systems or assets (including servers, workstations, computers, laptops, tables, phones, peripheral devices, and networks), in each case, owned by any member of Seller Group and (x) located at a Transferred Real Property, (y) in the possession or control of any Business Employee or (z) primarily or exclusively used or held for use in or related to the Business, including the items set forth on Section 2.02(a)(x) of the Disclosure Letter (collectively, the “Transferred IT”);
(xi)    Contracts. All Included Shared Contracts and other Contracts (including, for the avoidance of doubt, all Transferred IP Licenses) to which any member of Seller Group is a party that are held exclusively for the benefit of, or the performance obligations of which exclusively relate to, the Business or the Transferred Assets or Assumed Liabilities (the Included Shared Contracts and all such other Contracts, the “Transferred Contracts”), in each case, specifically excluding the Excluded Contracts and the CBAs described in Section 2.02(a)(xvi), but specifically including (A) (i) any Contract templates, form Contracts, general corporate and operational policies and procedures to the extent primarily or exclusively relating to the Business and (ii) copies of any Contract templates, form Contracts, material general corporate and operational policies applicable to Business Employees or customers or suppliers and material procedures applicable to Business Employees or customer or suppliers, in each case, to the extent related to the Business (which copies, in the case of this clause (ii), Purchaser may use for a period of ninety (90) days following the Closing pursuant to a license on the terms set forth in the first sentence of Section 7.11(c), mutatis mutandis, unless such Contract, material policy or material procedure would otherwise be a Transferred Contract but for this clause (ii), in which case this parenetical shall be disregarded) and (B) all rights and claims under any and all transferrable warranties extended by suppliers, vendors, contractors, manufacturers and licensors, rights to refunds or rebates;
(xii)    Claims. All affirmative claims, causes of action, rights of offset or counterclaim and defenses and settlement agreements (in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or otherwise) to the extent primarily or exclusively related to the Business or the Transferred Assets, in each case, that are not Excluded Business Claims or rights, counterclaims, defenses or settlement agreements primarily or exclusively related to Excluded Business Claims;
(xiii)    Accounts Receivable. Except to the extent between Seller, on the one hand, and one or more other members of the Seller Group, on the other hand, all billed and unbilled accounts receivable, notes receivable and similar rights to receive payments or rebates existing as of immediately prior to the Effective Time, in each case, to the extent captured in the calculation of Closing Working Capital (regardless of whether such balances primarily or exclusively relate to the Business or any Transferred Asset);
(xiv)    Prepaid Items. All credits, prepaid expenses, deferred charges, advance payments and security deposits to the extent primarily or exclusively arising out of the operation or conduct of the Business;
(xv)    Benefit Plans. The Seller Benefit Plans set forth on Section 2.02(a)(xv) of the Disclosure Letter (the “Assumed Benefit Plans”), and all assets of or relating to (including all assets held in trust in any form) and any insurance, administration or other Contracts relating to such Assumed Benefit Plans (all such assets, the “Transferred Plan Assets”);
(xvi)    Union Contracts. Each CBA;
(xvii)    Tax Assets. All Tax credits, Tax refunds and Tax reclaim rights with respect to any Taxes that are Assumed Liabilities described in Section 2.03(a)(iii);
(xviii)    Insurance. Subject to Section 7.05, any and all claims, rights to make claims and rights to proceeds on any insurance policies, binders and interests in each case with respect to the Business; provided, that none of the foregoing rights shall apply with respect to any self-insurance program or any portion or layer of insurance coverage that is self-insured by any member of the Seller Group; and

(xix)    Other Assets. All other assets (tangible or intangible) held primarily or exclusively for use, or primarily or exclusively used, by the Business, not expressly included in clauses (i) through (xviii) of this Section 2.02(a), other than assets that would be included in such clauses (i) through (xviii) were it not for the qualifications, exceptions and limitations set forth therein.
(b)    Excluded Assets. The term “Excluded Assets” shall mean each member of the Seller Group’s right, title and interest in, to and under all assets of the Seller Group that do not constitute Transferred Assets, including the following (which shall in no way be deemed to limit the items expressly included as a Transferred Asset):
(i)    Accounts Receivable. All billed and unbilled accounts receivable, notes receivable and similar rights to receive payments or rebates of any member of the Seller Group, in each case, that are not captured in the calculation of Closing Working Capital (regardless of whether such balances primarily or exclusively relate to the Business or any Transferred Assets), whether arising before, on or after the Effective Time;
(ii)    Guarantees. Any guarantee, letter of credit, surety bond (including any performance bond), credit support arrangement or other assurance of payment issued by any member of the Seller Group, including any of the same that are, in whole or in part, for the benefit of the Business or with respect to any Transferred Asset or Assumed Liability;
(iii)    Insurance. Except as otherwise contemplated by Section 7.05, all existing and prior insurance policies or self-insurance programs arranged or maintained by any member of the Seller Group and all rights of any nature with respect thereto, including all rights to insurance recoveries thereunder and to assert claims with respect to any such insurance recoveries, whether arising before, on or after the Closing Date;
(iv)    Tax Assets. All Tax credits, Tax refunds, Tax reclaim rights and other Tax assets with respect to any Taxes described in Section 2.03(b)(iii);
(v)    Certain Records. All (A) Records that are not Transferred Records, (B) personnel Records maintained by any member of the Seller Group, in each case, except the Transferred Personnel Records, (C) all Tax Returns and Tax related work papers of a Seller Consolidated Group or with respect to Income Taxes, (D) all financial and Tax Records relating to the Business that form part of any member of the Seller Group’s general ledger or otherwise constitute accounting Records, (E) Records prepared or received in connection with the Transactions and the preceding sale process and not in connection with the operation of the Business (other than Records disclosed in the Data Room or other diligence materials provided by or on behalf of Seller to Purchaser or its Representatives), and (F) back-up copies of the Transferred Records retained by any member of the Seller Group in the ordinary course of business and pursuant to bona fide internal compliance, document retention or similar policies and procedures (each of the foregoing, to the extent related to the Business, a Transferred Asset or an Assumed Liability, an “Other Record”);
(vi)    Contracts. All rights of any member of the Seller Group under (A) this Agreement and the other Transaction Documents, (B) any Shared Contracts not set forth on Section 2.02(b)(vi) of the Disclosure Letter (such Shared Contracts set forth on Section 2.02(b)(vi) of the Disclosure

Letter, the “Included Shared Contracts”), (C) any Contracts between the Seller, on the one hand, and one or more other members of the Seller Group, on the other hand, and (D) any Contracts relating exclusively or primarily to the Retained Businesses, in each case whether arising before, on or after the Closing Date (collectively, the “Excluded Contracts”);
(vii)    Benefit Plans. Seller Benefit Plans and all the assets of or relating to, and all rights under, any Seller Benefit Plans or any related Contract between any Person and any member of the Seller Group or Seller Benefit Plan, other than the Assumed Benefit Plans and Transferred Plan Assets;
(viii)    Corporate Organizational Records. The organizational documents, qualifications to do business as a foreign corporation, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, seals and blank stock certificates and minute books, stock transfer books and other Records relating to the organization, maintenance and existence of any member of the Seller Group;
(ix)    Intercompany Inventory. All Intercompany Inventory, and all supplies, raw materials, work-in-process, merchandise, products and other inventories of the Seller Group that are not located at a Transferred Real Property to the extent not exclusively or primarily used in connection with the Business;
(x)    Capital Stock. All shares of capital stock, membership interests or other equity securities of (A) any member of the Seller Group, or (B) other Persons that are owned or held by any member of the Seller Group;
(xi)    Forms and Policies. Any Contract templates, form Contracts, general corporate and sector policies and procedures not primarily or exclusively used in connection with the Business and not otherwise included as a Transferred Asset pursuant to Section 2.02(a)(xi);
(xii)    Excluded Claims. All affirmative claims, causes of action, defenses, rights of offset or counterclaim to the extent (A) not relating exclusively or primarily to the Business or the Transferred Assets, including any of the same to the extent relating to the Retained Businesses, the Excluded Assets or the Retained Liabilities and not primarily related to the Business or the Transferred Assets, or (B) primarily or exclusively related to an Excluded Business Claim;
(xiii)    Cash. All Cash of the Seller Group;
(xiv)    Retained Businesses. All assets (tangible or intangible) of the Seller Group that are not exclusively or primarily used in connection with the Business, including the Shared Services and Assets and the business, operations and activities related to Hydroquinone;
(xv)    Intellectual Property. All Intellectual Property of the Seller Group other than Transferred Intellectual Property, including, without limitation, the Seller Retained Trademarks.
(xvi)    Corporate Systems and Assets. All corporate-wide or division-wide systems, properties and assets, including management information systems and software, computer and communications systems and software and related third-party software, internet protocol address spaces, voicemail and messaging systems and related Intellectual Property and technology and assets, including the assets that shall be utilized by Seller in providing services to Purchaser under the Transition Services Agreement; and
(xvii)    Additional Excluded Assets. All other assets listed on Section 2.02(b)(xvii) of the Disclosure Letter.
(c)    Notwithstanding anything to the contrary herein or in any of the other Transaction Documents, Purchaser is not purchasing, and the Seller is not selling, assigning, transferring, conveying or delivering (except as otherwise contemplated by Section 2.04), pursuant to this Agreement or any of the other Transaction Documents, any of the Seller’s (or any other member of the Seller Group’s) right, title or interest in any asset that is not a Transferred Asset or an Included Shared Contract, including any Excluded Asset.
Section 2.03    Assumed Liabilities; Retained Liabilities.
(a)    Assumed Liabilities. The term “Assumed Liabilities” shall mean any and all Liabilities of any member of the Seller Group to the extent primarily or exclusively arising out of, relating to or in respect of the Business or any Transferred Asset, including the following Liabilities, in each case (except where specified otherwise below) whether arising before, on or after the Closing Date (but, for the avoidance of doubt, excluding the Retained Liabilities):
(i)    Accounts Payable. All accrued receipts and accounts payable and other current Liabilities that are specifically and adequately captured in the calculation of Closing Working Capital (regardless of whether such balances primarily or exclusively relate to the Business or any Transferred Asset);
(ii)    Transferred Contract Liabilities. All Liabilities to the extent arising under, relating to or in respect of any Transferred Contract, including any past, current or future tort, breach of Contract or violation of, or non-compliance with, any such Transferred Contract;
(iii)    Taxes. All liabilities for (A) Taxes imposed with respect to, arising out of or relating to the Assumed Liabilities or the Business, and (B) Transfer Taxes that are the responsibility of Purchaser pursuant to Section 7.10(a);
(iv)    Transferred Asset Liabilities. All Liabilities to the extent arising under, relating to or in respect of (A) any Transferred Asset, to the extent that the event, action (or inaction) or circumstance that caused or led to such Liability first occurred or arose during the twenty-four (24) month period immediately preceding the Closing Date or (B) ownership, use or conduct of any Transferred Asset (including the ownership by Purchaser or any of its Affiliates of any Transferred Asset, or associated with the realization of the benefits of any Transferred Asset by Purchaser or any of its Affiliates) in each case arising on or after the Closing;
(v)    Environmental Liabilities. All Business Environmental Liabilities, except for the Legacy Environmental Release Liabilities;

(vi)    Business Claims. All Liabilities and Losses (including the costs and expenses of counsel) in respect of any Action or claims that are not pending or threatened or asserted in writing or, to the Knowledge of the Seller, orally during the twenty four (24) month period prior to the Closing Date, in each case, excluding Actions and claims relating to employees, which are the subject of Section 2.03(a)(vii) (all such Actions and claims that are not Assumed Liabilities, the “Excluded Business Claims”);
(vii)    Employment Matters. All employment, labor and compensation related Liabilities and Losses (other than any severance Liabilities or Losses or, in each case, with respect to or arising under any Seller Benefit Plan that is not an Assumed Benefit Plan) (A) relating to each Transferred Employee (or any dependent or beneficiary thereof), (B) that Purchaser or its Affiliates have specifically agreed to assume pursuant to this Agreement, (C) that transfer to Purchaser or its Affiliates under applicable Law or (D) relating to any Assumed Benefit Plan and Transferred Plan Assets;
(viii)    Real Property. All Liabilities to the extent arising under, relating to or in respect of the Transferred Real Property;
(ix)    Non-Compliance with Law/Permits. All Liabilities to the extent related to, arising out of or resulting from any past, current or future, tort, breach of Contract or violation of, or non-compliance with, any Law, Permit or Judgment; and
(x)    CBA Liabilities. All Liabilities to the extent arising under, relating to or in respect of each CBA.
(b)    Retained Liabilities. The term “Retained Liabilities” shall mean only the following Liabilities of any member of the Seller Group, including all Liabilities and obligations of any member of the Seller Group not primarily or exclusively relating to or arising out of the Business or any Transferred Assets, in each case, other than the Assumed Liabilities:
(i)    Indebtedness. All Indebtedness of the Seller Group (including the Seller Indebtedness);
(ii)    Transaction Expenses. (A) All legal, accounting, financial advisory (including the Lazard Fees and the Lazard Agreement), consulting, finders and other fees, costs and expenses, including any such fees, costs and expenses related to the solicitation of any other potential purchasers of the Business or the consideration of strategic alternatives with respect thereto or otherwise incurred in connection with the Transactions and the preceding sale process, including the negotiation, execution and performance of this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby (including, for the avoidance of doubt, the costs and expenses, if any, incurred in connection with the Seller Indebtedness Releases and any penalty, payment or prepayment of principal or interest (including prepayment penalties payable) in connection with securing such Seller Indebtedness Releases under any such Seller Indebtedness), and (B) any retention, severance, change in control, sale, transaction, bonus, incentive or other similar payments or benefits owed or provided to any current or former employee, director, officer or other service provider of any member of the Seller Group that become payable in connection with the execution of this Agreement or the consummation of the Transactions (including in combination with any other event) (together with the employer portion of any Taxes in respect of any such payments);
(iii)    Taxes. All liabilities for (A) Taxes of the Seller or any of its Affiliates (or any liability of any of the foregoing pursuant to Treasury Regulations Section 1.1502-6 or any similar or analogous provision of Law) for any Tax period, (B) Taxes with respect to any Excluded Asset, (C) Prorated Taxes for the portion of any Straddle Period ending on the Closing Date (determined in accordance with Section 7.10(c)) to the extent not included in the calculation of Closing Working Capital as finally determined pursuant to Section 2.08 and (D) Transfer Taxes that are the responsibility of Seller pursuant to Section 7.10(a);
(iv)    Seller Benefit Plans. All Liabilities of Seller Group or any ERISA Affiliate with respect to any Seller Benefit Plan or any other Employee Benefit Plan at any time established, maintained, sponsored, or contributed to by Seller Group or any ERISA Affiliate and all Liabilities related to severance, employment, compensation, or benefits of any Business Employees who do not become Offer Employees or Transferred Employees (including whether due to not receiving an offer from Purchaser or its Affiliates or rejecting an offer received from Purchaser or its Affiliates);
(v)    Excluded Asset Liabilities. All Liabilities to the extent (A) arising under, relating to or in respect of any Excluded Asset, (B) exclusively or primarily arising under, relating to or in respect of the Retained Business, or (C) not otherwise expressly Assumed Liabilities;
(vi)    Environmental Liabilities. The Legacy Environmental Release Liabilities; and
(vii)    Other Liabilities. Notwithstanding anything herein to the contrary, all Liabilities in respect of Excluded Business Claims and items set forth on Section 2.03(b)(vii) of the Disclosure Letter.
(c)    At the Closing, Purchaser shall assume, or cause a Subsidiary thereof to assume, the Assumed Liabilities, and at and following the Closing, Purchaser shall, and shall cause such Subsidiaries to, timely pay, satisfy, discharge, perform and otherwise be responsible for the Assumed Liabilities.
(d)    Seller shall, and shall cause the other members of the Seller Group to, retain and timely pay, satisfy, discharge, perform and otherwise be responsible for the Retained Liabilities.

Section 2.04    Consent to Assignment; Shared Contracts.
(a)    To the extent that the sale, conveyance, assignment or transfer or attempted sale, conveyance, assignment or transfer to Purchaser or its Affiliates of any Transferred Asset is prohibited by or would contravene any applicable Law or would require any Consent of any Governmental Authority or other third party and such Consents shall not have been obtained at or prior to the Closing, this Agreement shall not constitute a sale, conveyance, assignment or transfer, or an attempted sale, conveyance, assignment or transfer of such Transferred Asset, as the case may be (any such Transferred Asset, a “Delayed Transferred Asset”), and in each case the Closing shall proceed without the transfer of such Delayed Transferred Asset. In the event the Closing proceeds without the transfer of any such Delayed Transferred Asset, then such Delayed Transferred Asset shall be regarded as a Transferred Asset for purposes of the calculations required under Section 2.08 if such asset is a Current Asset and the corresponding Liabilities shall be regarded as an Assumed Liability for purposes of the calculations required under Section 2.08 if such Liability is a Current Liability. Other than with respect to Consents under the Antitrust Laws and Environmental Permits, which are the subject of Section 7.01, during the period commencing on the date of this Agreement and continuing until twelve (12) months after the Closing Date, the Seller shall identify and use commercially reasonable efforts to obtain such Consents (and Purchaser shall use commercially reasonable efforts to provide or cause to be provided to the Seller such assistance as the Seller reasonably requests in connection with securing such Consents), and if any such Consents are not secured at or prior to the Closing, then until the earliest of (a) obtaining such Consent and (b) the expiration of such twelve (12) month period, as applicable, the parties shall, and Seller shall cause the other members of the Seller Group to, cooperate in any reasonable arrangement (any such arrangement complying with this Section 2.04, a “Delayed Transferred Asset Arrangement”) proposed by either Purchaser or the Seller that is permitted by Law and any relevant Governmental Authority having a Consent over such arrangement under which Purchaser or its designated Affiliate shall obtain the rights and benefits and bear the burdens and obligations of ownership of any such Delayed Transferred Asset such that the parties would be placed in a substantially similar position as if such Delayed Transferred Asset had been conveyed at the Closing (including substantially similar pricing or cost of service, as applicable); provided, that no member of the Seller Group shall (and, except as contemplated by the following clause (w), shall have no obligation to) (without the express prior written consent of Purchaser), (w) pay any consideration therefor (unless contemplated by the terms of the applicable Contract), (x) commence any Action or (y) offer or grant any material accommodation (financial or otherwise) to any third party in connection therewith. In furtherance of the foregoing, subject to Seller’s compliance with its obligations in this Section 2.04, Purchaser shall, or shall cause a designee to, pay, perform or discharge when due any Assumed Liability arising under any Delayed Transferred Asset from and after the Closing Date. If any such Consent is obtained after the Closing, the Seller shall, and shall cause the other applicable members of the Seller Group to, transfer, assign and deliver (or cause to be transferred, assigned and delivered) such Delayed Transferred Asset to Purchaser or its designated Affiliate at no additional cost as soon as reasonably practicable thereafter. Subject to the terms and conditions hereof, and subject to Seller’s compliance with its obligations herein, Purchaser further agrees that no representation, warranty or covenant of the Seller contained in this Agreement shall be breached or deemed breached, and no condition to Purchaser’s obligations to close the Transactions shall be deemed not satisfied as a result of (A) the failure to obtain any such Consent or as a result of any resulting default or termination or (B) any Action commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any Consent or any resulting default or termination. Any payments made under this Section 2.04(a) shall be borne 50% by the Seller and 50% by the Purchaser (except for payments required to be made under the terms of the applicable Contract, which shall be borne solely by Seller). For so long as Seller holds any Delayed Transferred Asset in compliance with the terms of the applicable Contract (other than any anti assignment or anti transfer terms, in each case, to the extent any violation thereof is necessary in order for Purchaser or its designated Affiliate to obtain the rights and benefits and bear the burdens and obligations of ownership of any such Delayed Transferred Asset as contemplated herein) and Purchaser’s reasonable instructions and provides to Purchaser all claims, causes of action, defenses, counterclaims, rights and benefits of any such Delayed Transferred Assets pursuant to an arrangement described in this Section 2.04, Purchaser shall indemnify and hold harmless Seller from and against all Losses incurred in connection with any third-party Actions arising or resulting from Seller’s post-Closing ownership, management or operation of any such Delayed Transferred Assets, but only if and to the extent the claims, causes of action, defenses, counterclaims, rights and benefits thereof have been passed through to Purchaser pursuant to an arrangement described in this Section 2.04 and such Losses are Assumed Liabilities; provided, that in no event shall Purchaser have an obligation to indemnify and hold harmless Seller from such Losses (a) after such Delayed Transferred Asset becomes a Transferred Asset or (b) to the extent relating to, arising out of or resulting from Seller’s or any of its Affiliates’ or representatives’ (acting on Seller’s behalf or direction) breach of the applicable Contract following the date hereof (other than breach of any anti assignment or anti transfer terms, in each case, to the extent any violation thereof is necessary in order for Purchaser or its designated Affiliate to obtain the rights and benefits and bear the burdens and obligations of ownership of any such Delayed Transferred Asset as contemplated herein), fraud, gross negligence or willful misconduct. The procedures set forth in Section 10.04(a) shall apply to such third-party Losses, mutatis mutandis. Notwithstanding anything herein to the contrary, this Section 2.04(a) shall not apply to Potential Transferred Patents.
(b)    From the date hereof and continuing until twelve (12) months after the Closing Date, each of Seller and Purchaser shall, and shall cause its Affiliates to, use commercially reasonable efforts to cause the third-party counterparty to each Shared Contract listed on Section 2.04(b) of the Disclosure Letter (each, an “Applicable Contract”) to put in place an arrangement or arrangements, on terms substantially similar to those contained in such Applicable Contract (including substantially the same pricing or cost of service, as applicable) (i) so that Seller or its Affiliates will, as of and following the Closing, be entitled to the rights and benefits, and responsible for the obligations and Liabilities, in each case to the extent related to the Retained Business, under such Applicable Contract, and (ii) so that Purchaser or its Affiliates will, as of and following the Closing, be entitled to the rights and benefits, and responsible for the obligations and Liabilities, in each case to the extent related to the Business, under such Applicable Contract, in each case, including by amendment of such Applicable Contract or entry into a new Contract in place of such Applicable Contract (each, a “New Contract”), so that, following such time, Seller or its Affiliates will be entitled to the rights and benefits and responsible for the obligations and Liabilities in each case solely to the extent related to the Retained Business under such Applicable Contract and Purchaser or its Affiliates will be entitled to the rights and benefits and responsible for the obligations and Liabilities in each case solely to the extent related to the Business under such Applicable Contract. Notwithstanding the foregoing, but without limiting any of the obligations expressly set forth above, (i) Seller makes no representation or warranty that any third party shall agree to enter into any such New Contract or amended Applicable Contract with Purchaser on the existing terms of the Applicable Contract or at all, and (ii) (x) none of Seller, Purchaser or any of their respective Affiliates shall be required to (except in the case of Seller and its Affiliates as contemplated by the following clause (A)), and (y) Seller shall not, and shall ensure that its Affiliates do not, in each case of this clause (y), without the express prior written consent of Purchaser, (A)

commence any litigation or pay money (unless contemplated by the terms of the applicable Contract) or offer or grant any other material accommodation (financial or otherwise) to any third party to fulfill its obligation under this Section 2.04(b) or (B) enter into or agree to enter into any New Contract or assign, amend or terminate any Applicable Contract or New Contract to the extent that such assignment, amendment or termination would be adverse to Purchaser in any material respect. Seller shall, and shall cause its applicable Affiliates to, cooperate with Purchaser in good faith to facilitate Purchaser’s efforts to evaluate the Shared Contracts and determine the treatment thereof under this Section 2.04(b), including by providing reasonable information requested by Purchaser regarding the underlying Shared Contract, where reasonably required for antitrust reasons, on a “clean team-only” basis and subject to the limitations set forth in Section 7.03(a). Any payments made under this Section 2.04(b) shall be borne 50% by the Seller and 50% by the Purchaser (except for payments required to be made under the terms of the applicable Contract, which shall be borne solely by Seller).
Section 2.05    Purchaser’s Recording and Similar Responsibilities. Notwithstanding the foregoing provisions of this Article II, (a) it shall be Purchaser’s responsibility to record the Trademark Assignment Agreement and the Patent and Know-How Agreement, as necessary, in each applicable jurisdiction following execution thereof by the parties at the Closing and (b) Purchaser, on the one hand, and Seller, on the other hand, shall each bear 50% of all fees, duties and other costs (other than Transfer Taxes, which are governed by Section 7.10) payable in connection with (i) the transfer of such Transferred Intellectual Property and (ii) the recording and registration of title to the Transferred Assets, as and when required by applicable Law or local custom, in the name of Purchaser and its Affiliates.

Section 2.06    Purchase Price. Subject to the terms and conditions hereof, at the Closing, Purchaser shall pay or cause to be paid to the Seller, in immediately available funds by wire transfer to a bank account designated by the Seller at least three (3) Business Days prior to the Closing Date in the Estimated Closing Statement, cash in U.S. Dollars in an amount equal to (a) the Purchase Price, plus (b) the Estimated Adjustment Amount (which amount may be positive or negative), plus (c) the HR Standup Amount (the “Closing Purchase Price”). The Closing Purchase Price shall be subject to further adjustment after the Closing as provided in Section 2.08.
Section 2.07    Estimated Closing Statement. No later than three (3) Business Days prior to the Closing Date, Seller shall prepare in good faith and deliver to Purchaser a statement (the “Estimated Closing Statement”) setting forth (x) the Seller’s good faith estimate of (a) Closing Working Capital (“Estimated Working Capital”), (b) the Estimated Adjustment Amount, (c) the HR Standup Amount, and (d) the Closing Purchase Price resulting therefrom, together with such reasonable schedules and data with respect to the determination thereof as are appropriate to support the calculations set forth in the Estimated Closing Statement, and (y) wire instructions for the Seller. The Estimated Closing Statement shall be unaudited, and shall be prepared in accordance with the terms of this Agreement and, in the case of Estimated Working Capital, the Accounting Principles, and shall also be based on the books and records of the Seller and the Business. Purchaser shall have the opportunity to review and comment on the Estimated Closing Statement, which comments Seller shall consider in good faith and, if accepted, shall be deemed incorporated into the Estimated Closing Statement; provided, that in the event of any disagreement, Seller’s good faith estimates so delivered shall be used in calculating the Closing Purchase Price.
Section 2.08    Purchase Price Adjustment.
(a)    As promptly as practicable, and in any event within ninety (90) after the Closing Date, Purchaser shall prepare and deliver to Seller a statement (the “Closing Statement”) setting forth Purchaser’s good faith calculation of Closing Working Capital, the Final Adjustment Amount, the HR Standup Amount, and the Final Purchase Price resulting therefrom, together with such reasonable schedules and data with respect to the determination thereof as are appropriate to support the calculations set forth in the Closing Statement. The Closing Statement shall be unaudited, and shall be prepared in accordance with the terms of this Agreement and, in the case of Closing Working Capital, the Accounting Principles, and shall also be based on the books and records of the Seller and the Business. The parties agree that the purpose of preparing the Closing Statement and determining Closing Working Capital and the related adjustments contemplated by this Section 2.08 is to measure the amount of Closing Working Capital in accordance with the terms of this Agreement and the Accounting Principles, and such process is not intended to permit the introduction of different accounting methods, policies, principles, practices, procedures, judgments, classifications or estimation methodologies for the purpose of determining the Closing Working Capital other than those set forth in the Accounting Principles.
(b)    The Closing Statement shall become final and binding upon the parties on the thirtieth (30th) day following receipt thereof by Seller, unless Seller gives written notice of its disagreement with the Closing Statement (a “Notice of Disagreement”) to Purchaser prior to such date. Any Notice of Disagreement shall specify in reasonable detail the nature of any disagreement so asserted and include the Seller’s good faith calculation of the Closing Working Capital, the Final Adjustment Amount, the HR Standup Amount, and the Final Purchase Price resulting therefrom. If a timely Notice of Disagreement is received by Purchaser, then the Closing Statement (as revised in accordance with this sentence) shall become final and binding upon the parties on the earlier of (i) the date on which Purchaser and Seller resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement and (ii) the date on which all such disputed matters are finally resolved in writing by the Independent Expert pursuant to the procedures set forth in this Section 2.08. During the thirty (30) day period following the delivery of a Notice of Disagreement, Purchaser and the Seller shall work in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Disagreement, with all such communications, information and documentation being governed by Rule 408 of the Federal Rule of Evidence.
(c)    At the end of the thirty (30) day period following delivery of the Notice of Disagreement, Purchaser and the Seller shall submit to the Independent Expert for review any and all matters contained in the Notice of Disagreement that remain in dispute. The parties shall instruct the Independent Expert to render its decision as to such disputed items and the effect of its decision on the Closing Statement not later than sixty (60) days (or such longer period as mutually agreed in writing (email sufficient) by the parties) after the date of such submission. Each party shall furnish to the Independent Expert such working papers and other relevant documents and information relating to the disputed items, and shall provide interviews, answer questions and otherwise cooperate with the Independent Expert as the Independent Expert may reasonably request in connection with its determination of such disputed items (and such papers, documents, information and all other communications shall be simultaneously made or delivered to the other party). In the event either party shall participate in teleconferences or meetings with, or make presentations to, the Independent Expert, the other party shall be entitled to reasonable advance notice of, and to participate in, such teleconferences, meetings or presentations. Notwithstanding anything herein to the contrary, there shall be no ex parte communications with the Independent Expert without the other party’s prior written consent. The terms of appointment and engagement of the Independent Expert shall be as agreed upon between the parties in writing. In resolving any such disputed item, the Independent Expert (i) shall act in the capacity of an expert and not as an arbitrator, (ii) shall limit its review to matters specifically set forth in the Notice of Disagreement as to a disputed item (other than matters thereafter resolved by mutual written agreement of the parties) and whether or not such disputed item has been determined in accordance with the terms of this Agreement and, in the case of the Closing Working Capital, the Accounting Principles and (iii) shall not assign a value to any disputed item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party in the Closing Statement or in the Notice of Disagreement, as applicable. The Independent Expert is not authorized to, and shall not, make any other determination, including (A) any determination with respect to any matter included in the Closing Statement or the Notice of Disagreement that was not submitted for resolution to the Independent Expert, (B) any determination as to whether the Accounting Principles were followed with respect to the Financial Statements, (C) any determination as to the accuracy of any representation or warranty in this Agreement, or (D) any determination as to compliance by any party with any of its respective covenants in this Agreement (other than as provided under this Section 2.08). Any dispute not within the scope of the disputed items to be resolved by the Independent Expert pursuant to this Section 2.08 shall be resolved as otherwise provided in this Agreement.
(d)    The final determination by the Independent Expert of the disputed items submitted to it pursuant to this Section 2.08 shall (i) be in writing, (ii) include the Independent Expert’s calculation of the Final Purchase Price, (iii) include the Independent Expert’s determination of each disputed item submitted to it pursuant to this Section 2.08 and (iv) include a reasonably detailed report of the Independent Expert’s reasons for its determination regarding each such disputed item. The final determination of the disputed items by the Independent Expert shall be final and binding upon the parties (absent manifest error or fraud) and an order may be entered in respect thereof by a court having jurisdiction over the party against which such determination is to be enforced. All fees and expenses relating to the work, if any, performed by the Independent Expert shall be borne by Seller and Purchaser in inverse proportion to the allocation of the dollar value of the amounts in dispute between Seller and Purchaser resolved by the Independent Expert, such that the party prevailing on the greatest dollar value of such disputes pays the lesser proportion of the fees. For example, if Seller disputes a total of $100 and the Independent Expert awards $60 in favor of Seller, Purchaser shall pay 60% of all fees and expenses relating to such work of the Independent Expert and Seller shall pay 40% of all fees and expenses relating to such work of the Independent Expert.
(e)    Following the Closing Statement becoming final and binding upon the parties pursuant to this Section 2.08, a payment (the “Final Purchase Price Adjustment”) shall be made by or on behalf of the applicable party in accordance with this Section 2.08(e) as an adjustment to the Purchase Price. The Final Purchase Price Adjustment shall be an amount equal to the Closing Purchase Price minus the Final Purchase Price as finally determined pursuant to this Section 2.08 and, (i) if the Final Purchase Price Adjustment is positive, an amount equal to the Final Purchase Price Adjustment shall be paid to Purchaser by the Seller and (ii) if the Final Purchase Price Adjustment is negative, an amount equal to the absolute value of the Final Purchase Price Adjustment shall be paid to the Seller by or at the direction of Purchaser. Any payments pursuant to this Section 2.08(e) shall be made in U.S. Dollars by wire transfer of immediately available funds to an account or accounts designated in writing by the receiving party within five (5) Business Days after the Closing Statement becomes final and binding upon the parties or, if later, within two (2) Business Days after the receiving party provides such wire instructions to the other party in writing.
(f)    In connection with the preparation and review of the Closing Statement, (i) the Seller shall (A) assist, and shall cause its Affiliates to assist, Purchaser and its Representatives in Purchaser’s preparation of the Closing Statement and (B) provide Purchaser and its Representatives with reasonable access to the work papers and other documents to the extent relevant to the preparation of, or otherwise related to, the Closing Statement, internal and external accountants and relevant personnel of the Seller and its Affiliates and (ii) Purchaser shall, following the delivery of the Closing Statement, provide to Seller and its Representatives reasonable access to the books and records relating to the Business in the possession of Purchaser or any of its Subsidiaries and Purchaser’s internal and external accountants and relevant personnel, in each case, to the extent relevant to Seller’s review of the Closing Statement. Notwithstanding the foregoing, in no event will such cooperation, information, books, records or access be made available to the extent either party concludes such exclusion is reasonably necessary to preserve attorney-client or work-product privilege (it being agreed that the restricted party shall inform the other party as to the general nature of what is being withheld and shall cooperate in good faith to attempt to design and implement alternative disclosure arrangements to enable the other party to evaluate any such information without jeopardizing the attorney-client or work-product privilege).

Section 2.09    Withholding Taxes. Purchaser shall be entitled to deduct and withhold (or cause to be deducted and withheld) from amounts otherwise payable pursuant to this Agreement such amounts as may be required pursuant to any applicable Law relating to Tax; provided, that (other than in respect of any amounts treated as wages or compensation) prior to deducting or withholding from any amounts deliverable pursuant to this Agreement, Purchaser shall (a) provide Seller with written notice of such intention at least five (5) Business Days prior to making any such deduction or withholding, which notice shall include information regarding the amounts subject to withholding and the basis and method of calculation of the proposed deduction or withholding, and (b) reasonably cooperate with Seller to allow Seller or the applicable member of the Seller Group to establish its right under applicable Laws to an exemption from or reduction in such deduction or withholding. Upon request, Seller or Purchaser, as applicable, shall provide to the other party, as applicable, a receipt or other document evidencing any Taxes withheld or deduction pursuant to this Section 2.09.
ARTICLE III

Closing; Closing Deliveries
Section 3.01    Closing. The closing of the Transactions (the “Closing”) shall take place at 10:00 a.m., New York City time, at the offices of Squire Patton Boggs (US) LLP, Key Tower 1000, 127 Public Square, Cleveland, OH 44114, on the first Business Day of the first calendar month that begins immediately following the fifth (5th) Business Day after all conditions to the obligations of Purchaser and the Seller under Article VIII shall have been satisfied or, to the extent permitted by applicable Law, waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions at such time), or at such other time, place and date as the parties may agree in writing; provided, that in no event shall the Closing take place on such date that is prior to September 22, 2025 without the express prior written consent of Purchaser. The date on which the Closing occurs is referred to herein as the “Closing Date”.
Section 3.02    Effectiveness. For all economic, accounting and Tax purposes (in each case, to the extent permitted by applicable Law), the consummation of the Transactions shall be deemed to take place on the date immediately preceding the Closing Date at 11:59 p.m., New York City time (such time, the “Effective Time”).

Section 3.03    Transactions to be Effected at the Closing.
(a)    At the Closing, the Seller shall deliver or cause to be delivered to Purchaser the following:
(i)    a duly executed counterpart of a bill of sale, in the form of Exhibit B attached hereto;
(ii)    a duly executed counterpart of an assignment and assumption agreement, in the form of Exhibit C attached hereto (the “Assignment and Assumption Agreement”);
(iii)    a duly executed counterpart of a trademark assignment agreement, in the form of Exhibit D attached hereto (the “Trademark Assignment Agreement”);
(iv)    a duly executed special warranty deed (or local equivalent) applicable to each Transferred Owned Real Property, conveying to Purchaser fee simple title to such Transferred Owned Real Property, in the form of Exhibit E attached hereto (each, a “Deed”);
(v)    a duly executed counterpart of a lease assignment and assumption agreement applicable to the Transferred Leased Real Property, in the form of Exhibit F attached hereto (the “Lease Assignment and Assumption Agreement”);
(vi)    a duly executed counterpart of the Master Supply Agreement between Seller and Purchaser, in the form of Exhibit G attached hereto (the “Supply Agreement”);
(vii)    a duly executed counterpart of a patent and know-how assignment and grant back license agreement between Seller and Purchaser with respect to the Transferred Patents and Transferred Know-How, in the form of Exhibit H attached hereto (the “Patent and Know-How Agreement”);
(viii)    a duly executed counterpart to the Transition Services Agreement;
(ix)    the certificate contemplated in Section 8.02(c);
(x)    a properly completed and duly executed IRS Form W-9;
(xii)    the Seller Indebtedness Release, duly executed by the applicable holder (or the trustee or agent (or similar person) on behalf of such holders) with respect to the Seller Indebtedness (including Intellectual Property security interest releases in form and substance necessary for recordation in the United States Patent and Trademark Office, United States Copyright Office, or any other similar domestic or foreign Governmental Authority, evidencing the complete satisfaction in full of all the relevant outstanding Indebtedness); and
(xiii)    evidence of the completion of the Required HR Items (as defined in Annex 7.21) in connection with the HR Standup in accordance with and pursuant to Section 7.21 (including, for the avoidance of doubt, the dispute mechanism included in Annex 7.21).

(b)    At the Closing, Purchaser shall deliver or cause to be delivered to the Seller or the relevant designees the following:
(i)    the Closing Purchase Price in accordance with Section 2.06;
(ii)    a duly executed counterpart to the Assignment and Assumption Agreement;
(iii)    a duly executed counterpart to the Trademark Assignment Agreement;
(iv)    a duly executed counterpart to the Lease Assignment and Assumption Agreement;
(v)    a duly executed counterpart to the Patent and Know-How Agreement;
(vi)    a duly executed counterpart to the Supply Agreement;
(vii)    a duly executed counterpart to the Transition Services Agreement;
(viii)    evidence that Purchaser or its designated Affiliate has entered into an agreement with each of the unions under the CBAs pursuant to which Purchaser or its designated Affiliate will (A) recognize each of the unions as the exclusive collective bargaining representative of the Business Employees covered by each of the CBAs, and (B) assume each CBA; and
(ix)    the certificate contemplated in Section 8.03(c).
Section 3.04    Allocation of Purchase Price(a). Section 3.04 of the Disclosure Letter (the “Allocation Schedule”) sets forth principles for the allocation of the Purchase Price, any adjustments thereto pursuant to Section 2.06 and Section 2.08 and any other amounts treated as consideration for the transfer of the Transferred Assets (collectively, the “Tax Consideration”). With respect to any assets treated as transferred for U.S. federal income Tax purposes, pursuant to this Agreement, no later than ninety (90) days after the date on which the Final Purchase Price is finally determined pursuant to Section 2.08, Purchaser shall prepare and deliver to Seller a proposed allocation of the Tax Consideration, prepared in a manner consistent with the Allocation Schedule, the positions taken on any Tax Returns filed with respect to Transfer Taxes, Section 1060 of the Code and the Treasury Regulations promulgated thereunder and other applicable Tax Law (the “Asset Allocation Schedule”). Seller shall have a period of forty-five (45) days after the delivery of the Asset Allocation Schedule to present in writing to Purchaser notice of any objections that Seller may have to the allocations set forth therein (an “Objections Notice”). If Seller presents an Objection Notice, the parties shall negotiate in good faith and use their reasonable best efforts to resolve such dispute. If the parties fail to agree within fifteen (15) Business Days after the delivery of the Objections Notice, then the disputed items shall be resolved by the Independent Expert in a manner consistent with the Allocation Schedule and the positions taken on any Tax Returns filed with respect to Transfer Taxes. All of the corresponding costs, fees and expenses of the Independent Expert shall be borne fifty percent (50%) by Purchaser and fifty percent (50%) by Seller. No party shall take, or permit any of its Affiliates to take, any position inconsistent with the Allocation Schedule or the Asset Allocation Schedule for any applicable Tax purpose, unless required to do so pursuant to applicable Law or a “determination” within the meaning of Section 1313(a) of the Code; provided, however, that no such determination shall have any impact on the Purchase Price and the parties hereby agree that no adjustment shall be made to any such payment.
ARTICLE IV

Representations and Warranties of the Seller
The Seller represents and warrants to Purchaser that, except as set forth in the confidential disclosure letter delivered by the Seller to Purchaser concurrently with the execution of this Agreement (the “Disclosure Letter”) (it being understood that any information, item or matter set forth on one section or subsection of the Disclosure Letter shall be deemed disclosed with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent on the face of such disclosure that such information, item or matter is relevant to such other section or subsection):
Section 4.01    Organization; Standing.
(a)    Seller is a corporation, duly organized, validly existing and in good standing under the Laws of the State of Ohio and has all requisite power, rights and authority necessary to carry on the Business as it is now being conducted, except (other than with respect to such entity’s due organization, valid existence and good standing) as would not, individually or in the aggregate, have a Material Adverse Effect or otherwise be or reasonably be expected to be material to the Business taken as a whole.
(b)    Seller is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the conduct of the Business by it or the character or location of the assets (including the Transferred Assets) owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or otherwise be or reasonably be expected to be material to the Business taken as a whole.
Section 4.02    Authority; Binding Effect.
(a)    Seller and, where applicable, each other Seller Entity, has all necessary power, rights and authority to execute and deliver this Agreement and the other Transaction Documents to which Seller is or will be a party, to perform its obligations hereunder and thereunder and to consummate the applicable Transactions. The execution and delivery of this Agreement and the other Transaction Documents to which Seller is or will be a party, the performance by Seller of its obligations hereunder and thereunder, and the consummation by Seller and, where applicable, the other Seller Entities, of the applicable Transactions, have been, or will have been as of the Closing, duly authorized and approved by all necessary corporate and similar, where applicable, action. Each Seller Entity, other than Seller, is a wholly-owned Subsidiary of Seller.
(b)    Assuming the due authorization, execution and delivery of this Agreement by Purchaser, this Agreement constitutes a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general equity principles (the “Enforceability Exceptions”). Assuming the due authorization, execution and delivery of the Transaction Documents by Purchaser or its applicable Affiliate, each Transaction Document to which Seller is or will be a party, when executed and delivered hereunder and thereunder, as applicable, will be duly and validly executed and delivered by Seller, and will constitute a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as enforcement may be limited by the Enforceability Exceptions.
Section 4.03    Noncontravention; Governmental Approvals.
(a)    Except as set forth in Section 4.03(a) of the Disclosure Letter, the execution, delivery and performance of this Agreement and any other Transaction Document to which Seller is or will be a party, and the consummation of the Transactions, do not and will not (whether after the giving of notice or the lapse of time or both) (i) conflict with or violate any provision of the certificate of incorporation, code of regulations or any other organizational documents of Seller, (ii) assuming compliance with the matters set forth in Section 4.03(b) and Section 5.03, violate any Permit, Law, or Judgment applicable to Seller, any other Seller Entity, the Business or any of the Transferred Assets, (iii) (A) (x) require Consent, notice or other action by any Person under, or (y) result in a violation, breach of or constitute a default under, any Transferred Contract, or (B) result in or give rise to a right of termination, cancelation, modification or acceleration of any right or obligation or loss of any benefit under any Transferred Contract, or (iv) result in the creation of any Lien (other than a Permitted Lien) on any of the Transferred Assets, except, in the case of the foregoing clauses (ii) through (iv), as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or otherwise be or reasonably be expected to be material to the Business taken as a whole.
(b)    Except for (i) filings, clearances, consents or approvals required under, and compliance with other applicable requirements of, (A) the HSR Act, and (B) the other Antitrust Laws set forth in Section 4.03(b) of the Disclosure Letter and (ii) filings, clearances, consents or approvals that may be required solely by reason of Purchaser’s (as opposed to any other third party’s) participation in the Transactions, no Consent of any Governmental Authority is necessary for the execution and delivery by Seller of this Agreement or any other Transaction Document to which Seller is or will be a party, the performance by Seller of its obligations hereunder or thereunder and the consummation by Seller and, where applicable, the other Seller Entities, of the Transactions.
Section 4.04    Title to Tangible Personal Property.
(a)    Except as set forth on Section 4.04(a) of the Disclosure Letter, Seller has, and at the Closing will have good, valid and marketable title to or, in the case of leased Transferred Tangible Personal Property, valid leasehold interests in, all the Transferred IT and Transferred Tangible Personal Property, free and clear of any and all Liens, except Permitted Liens.
(b)    Except as would not reasonably be expected to be material, individually or in the aggregate, to the Business taken as a whole, all Transferred IT and Transferred Tangible Personal Property (i) have been installed, operated and maintained in accordance with the generally accepted policies, procedures and standards of the industry in which the Business operates, and are not the subject of any deferred maintenance or deferred capital expenditures and (ii) are in good operating condition and repair (ordinary course wear and tear excepted).

Section 4.05    Sufficiency of Assets. Except (a) for the Shared Services and Assets and Shared Contracts that are not otherwise Transferred Assets (i.e., that are not Included Shared Contracts), (b) for services and other rights that are to be made available pursuant to this Agreement or any other Transaction Document, (c) for assets disposed of after the date of this Agreement in accordance with Section 6.01(b)(i), and (d) as set forth on Section 4.05(d) of the Disclosure Letter, the Transferred Assets constitute all of the assets, properties and rights (excluding rights with respect to Intellectual Property that are covered in Section 4.14(h)) of the Seller Group used in or required for use in the conduct of the Business as of the date of this Agreement and as of the Closing and are sufficient for the continued conduct of the Business following the Closing in the same manner in all material respects as currently conducted as of the date of this Agreement; provided, that (i) all Consents set forth on Section 4.03(a) or (b) of the Disclosure Letter that are required to be made or obtained in connection with the execution, delivery and performance of this Agreement, the other Transaction Documents and the Transactions are so made or obtained and (ii) Purchaser owns or forms legal entities in any necessary jurisdictions and that such legal entities obtain such necessary corporate qualifications to do business in such jurisdictions. The Business Employees constitute all of the employees necessary to conduct the Business in the same manner in all material respects as conducted as of the date of this Agreement.
Section 4.06    Financial Statements; Undisclosed Liabilities.
(a)    Section 4.06(a) of the Disclosure Letter sets forth true, correct and complete copies of the Financial Statements. The Financial Statements have been derived from the Records of the Seller Entities and prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as expressly indicated in the notes thereto) and fairly present in all material respects the financial position of the Business as of the dates thereof and the results of operations and cash flows of the Business for the periods shown therein (subject, in the case of the Interim Financial Statements, to normal year-end adjustments, none of which are material to the Business either individually or in the aggregate), except that (i) the Business has not operated as a separate standalone entity or business and has received certain allocated charges and credits which do not necessarily reflect amounts that would have resulted from arm’s-length transactions or that the Business would incur on a standalone basis and (ii) the Financial Statements (A) do not include statements of shareholders’ equity and (B) have not been reviewed or audited by Seller’s independent financial accountants and may lack footnotes and other presentation items required by GAAP. The Financial Statements separately disclose the Current Assets included in Transferred Assets and the Current Liabilities included in Assumed Liabilities that in each case are not related to the Business but will convey to Purchaser at Closing.
(b)    The Seller Entities have maintained and adhered in all material respects to a system of internal accounting controls that are sufficient to provide reasonable assurance (i) regarding the reliability of financial reporting (ii) that the Business is operated in all material respects in accordance with management’s authorization and applicable Law, and (iii) that transactions are reported on the financial statements in conformity with GAAP. Since January 1, 2022, there has not been (i) any significant deficiency or significant weakness in any system of internal accounting controls used by any of the Seller Entities, (ii) any fraud or other similar forms of wrongdoing that involves any of the management or, to the Knowledge of the Seller, other employees of any of the Seller Entities who have, or have had, a role in the preparation of financial statements or the internal accounting controls used by the Seller Entities, or (iii) to the Knowledge of the Seller, any claim or allegation regarding any of the foregoing.

(c)    The Business does not have any Liabilities, other than Liabilities that (i) are specifically reflected on the face of, and adequately reserved against in, the Interim Financial Statements, (ii) are of the type reflected on the Interim Financial Statements which have arisen after the date of the Interim Financial Statements in the ordinary course of business, (iii) arise under executory contracts (none of which is a Liability resulting from breach of Contract, breach of warranty, tort, infringement, misappropriation claim or violation of Law), (iv) are Retained Liabilities or will be specifically and fully reflected, reserved, accrued, recorded or included as liabilities in the final calculation of Closing Working Capital, (v) are disclosed in Section 4.06(c) of the Disclosure Letter, or (vi) would not reasonably be expected to be material, individually or in the aggregate, to the Business taken as a whole.
(d)    All accounts, notes and other receivables reflected on the Interim Financial Statements, and all accounts, notes and other receivables relating to the Business after the date of the Interim Financial Statements, arose from bona fide, arm’s length transactions in the ordinary course of the Business and are fully collectible in the aggregate amount thereof, net of reserves for bad debt, discounts and rebates, and are not subject to any material setoffs or counterclaims other than normal cash discounts accrued in the ordinary course of business. The receivables of the Business outstanding as of the date hereof and as of the Closing Date do not reflect any material changes in discounts, rebates or other benefits offered to customers.
(e)    Section 4.06(e) of the Disclosure Letter sets forth a complete and accurate list of all guarantees, letters of credit and bonds, other sureties and performance guarantees provided by any member of the Seller Group in respect of the Business and the Transferred Assets (the “Credit Support Items”).
Section 4.07    Absence of Certain Changes. Since December 31, 2023, there has not been any Material Adverse Effect. Except (i) as set forth on Section 4.07 of the Disclosure Letter, and (ii) for the execution and performance of this Agreement and the other Transaction Documents and the discussions and negotiations related thereto, (a) since December 31, 2023, the Business has been conducted in all material respects in the ordinary course of business, (b) since July 31, 2024, there has not been, with respect to the Business, any action or event that, if such action or event had occurred after the date hereof and prior to Closing, would constitute a violation under Section 6.01, and (c) since such date that was two (2) years prior to the date hereof, the written specifications pursuant to which Seller and its Affiliates have manufactured and packaged the Products (as defined in the Supply Agreement) have not changed, been modified or revised, and remain identical to the Specifications (as defined in and provided pursuant to the Supply Agreement).

Section 4.08    Legal Proceedings. Except as would not reasonably be expected to be material, individually or in the aggregate, to the Business taken as a whole, there is no, and for the past three (3) years there has not been any, (a) pending, threatened in writing or, to the Knowledge of the Seller, threatened orally, legal or administrative proceeding, suit, investigation, enforcement, litigation, charge, inquiry, arbitration, complaint, demand, claim, audit, hearing, action or other proceeding (whether civil, commercial, administrative, criminal, investigative, formal or informal) by or before any Governmental Authority (individually and collectively, an “Action”) against or by any Seller Entity or any other Subsidiary of Seller arising out of, relating to or otherwise affecting the Business or any Transferred Assets or Assumed Liabilities or (b) award, decision, proclamation, order, judgment, injunction, ruling, subpoena, verdict, writ or decree of any Governmental Authority (a “Judgment”) arising out of or relating to or otherwise affecting the Business or any Transferred Assets or Assumed Liabilities.
Section 4.09    Compliance with Laws; Permits.
(a)    Each Seller Entity (in each case, with respect to the Business) is, and for the past three (3) years has been, in compliance in all material respects with all federal, state, local or foreign statute, law, ordinance, treaty, rule, code, regulation, writ, restriction, act, approval, Judgment, award, decree, principle of common law or other binding directive or legal restraint, in each case, issued, enacted, promulgated or enforced by or before a Governmental Authority having competent jurisdiction over a given matter (collectively, “Laws”) applicable to the Business.
(b)    Section 4.09(b) of the Disclosure Letter sets forth a list of all licenses, franchises, permits, certificates, approvals, registrations and authorizations from Governmental Authorities (collectively, “Permits”) constituting a Transferred Permit that are material to the Business and currently held or being applied for by any Seller Entity or any other Subsidiary of Seller in connection with the ownership of the Transferred Assets or the operation of the Business. Each Seller Entity is in compliance in all material respects with the Transferred Permits. All Transferred Permits are valid and in full force and effect, and no Seller Entity or any other Subsidiary of Seller has, in the past three (3) years, received written notice, or to the Knowledge of Seller oral notice, that any Transferred Permit is not in full force and effect, and except as would not, individually or in the aggregate, reasonably be expected to be material to the Business taken as a whole, no Action is pending or threatened in writing, or to the Knowledge of the Seller, threatened orally, to suspend, terminate, cancel, revoke or limit any such Transferred Permit.
(c)    Except as would not reasonably be expected to be material, individually or in aggregate, to the Business taken as a whole, each Seller Entity, and each of its respective directors and officers acting in such capacity, and to the Knowledge of Seller, each employee, agent and advisor of the Business acting on its behalf, is currently, and in the past six (6) years has been, in compliance with (i) the U.S. Foreign Corrupt Practices Act of 1977 and any rules and regulations promulgated thereunder (the “FCPA”) and (ii) the provisions of applicable anti-bribery, anti-corruption, anti-money laundering and sanctions Laws of each jurisdiction in which the Business operates. The Seller Entities have instituted and maintain policies and procedures reasonably designed to ensure compliance by the Business with the FCPA and other anti-bribery, anti-corruption, anti-money laundering and sanctions Laws in each jurisdiction in which the Business operates. No Seller Entity, nor any of their respective directors or officers, nor to the Knowledge of Seller any of their respective employees, agents or advisors acting on a Seller Entity’s behalf, is designated on the list of Specifically Designated Nationals and Blocked Persons maintained by the United States Department of Treasury Office of Foreign Assets Control (OFAC).
(d)    In the past six (6) years, (i) no Seller Entity, nor any of their respective directors or officers, nor to the Knowledge of Seller any of their respective employees, agents or advisors acting on a Seller Entity’s behalf, have been, or have engaged in any dealings with or for the benefit of any person that has been at the time of such dealings (A) the subject or target of sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), the U.S. Department of State, or any other equivalent U.S. or non-U.S. Governmental Authority (collectively, “Sanctions”), or (B) located in, organized in, or a resident of any country or territory subject to, or the government of which is subject to, Sanctions, including Cuba, Iran, North Korea, Sudan, Syria, Venezuela, the Crimea region of Ukraine, the so-called “Donetsk People’s Republic,” and the so-called “Luhansk People’s Republic”; and (ii) each Seller Entity, their respective directors and officers, and to the Knowledge of Seller, their respective employees, agents and advisors acting on such Seller Entity’s behalf, have been in compliance in all material respects with Sanctions, export controls, and anti-boycott Laws, including, without limitation, those administered by the U.S. Department of Commerce, OFAC, and import controls, including, without limitation, valuation, classification, and duty treatment requirements of imported merchandise and other U.S. import laws administered by U.S. Customs and Border Protection (collectively, “Trade Control Laws”).
(e)    In the past six (6) years, no Seller Entity, nor any of their respective directors or officers, nor to the Knowledge of Seller any of their respective employees, agents or advisors acting on a Seller Entity’s behalf, have been the subject to any written or, to the Knowledge of Seller, other investigation, written or, to the Knowledge of Seller, other inquiry or enforcement proceedings by, or have received a written or, to the Knowledge of Seller, other request for information from, a Governmental Authority regarding the FCPA or Trade Control Laws.
Section 4.10    Tax Matters.
(a)    There are no Liens (other than Permitted Liens) for Taxes upon the Transferred Assets.
(b)    (i) All material Tax Returns required under any applicable Law to be filed by or with respect to the Business have been timely filed; (ii) all such Tax Returns are true, correct, and complete in all material respects; and (iii) all material amounts of Taxes with respect to the Business required to have been paid with respect to such Tax Returns (whether or not shown to be due and payable on such Tax Returns) have been or will be timely paid.
(c)    No material deficiency with respect to Taxes has been asserted in writing against the Business, which deficiency has not been paid, settled or withdrawn.
(d)    There are no Tax Actions by a Governmental Authority with respect to the Seller (with respect to the Business or the Transferred Assets).
(e)    The Seller (with respect to the Business and the Transferred Assets) has withheld and paid to the appropriate Governmental Authority all material amounts of Taxes required to have been withheld and paid by any of them in connection with amounts paid or owing to any current or former employee, independent contractor, creditor, stockholder or other third party.
(f)    Since January 1, 2022, Seller has not (i) settled or compromised any material Tax audit, claim or assessment with respect to the Business or the Transferred Assets, (ii) surrendered or abandoned any right to claim a material Tax refund, offset or other reduction in liability with respect to the Business or the Transferred Assets, or (iii) consented to any extension or waiver of the limitations period applicable to any Tax claim or assessment with respect to the Business or the Transferred Assets, in each case that is in respect of a material amount of Taxes and that would have effect on the Purchaser after the Closing.
Section 4.11    Employee Benefits.
(a)    Section 4.11(a) of the Disclosure Letter sets forth a complete and accurate list of each material Seller Benefit Plan. Each Seller Benefit Plan that is an Assumed Benefit Plan is denoted with an asterisk in Section 4.11(a) of the Disclosure Letter. Seller has delivered or made available to Purchaser the following with respect to each Assumed Benefit Plan, if applicable: (i) a copy of the applicable Assumed Benefit Plan and any amendments thereto and (ii) the most recent summary plan description for each such Assumed Benefit Plan. Seller has delivered or made available to Purchaser a copy or summary of each material Seller Benefit Plan, and with respect to any Seller Benefit Plan intended to be qualified under Section 401(a) of the Code, a copy of the current IRS determination or opinion letter from the IRS.
(b)    Except as would not reasonably be expected to be material, individually or in the aggregate, to the Business taken as a whole, each Seller Benefit Plan has been operated in accordance with its terms and with all applicable Laws. Except as set forth on Section 4.11(b) of the Disclosure Letter, no Seller Benefit Plan provides, and no member of the Seller Entities or any other Subsidiary of Seller has any obligation to provide, retiree or post-employment health or life benefits to any Business Employee, except as required by COBRA and for which the covered individual pays the full cost of coverage.
(c)    Except as would not reasonably be expected to be material, individually or in the aggregate, to the Business taken as a whole, (i) there are no pending Actions that have been instituted, threatened in writing or, to the Knowledge of Seller, threatened orally any of the Assumed Benefit Plans, the assets of any of the trusts under such plans, the plan sponsors, the plan administrator or any fiduciary of any such plan (other than routine benefit claims) and (ii) there are no investigations or audits by any Governmental Authority of any such Assumed Benefit Plans, any trusts under such plans, the plan sponsor, the plan administrator or any fiduciary of any such plan that have been instituted, threatened in writing or, to the Knowledge of Seller, threatened orally.
(d)    No Assumed Benefit Plan is or was subject to Title IV of Section 302 of ERISA or Section 412 or 4917 of the Code. No Seller Entity or any other Subsidiary of Seller is obligated to contribute to any Multiemployer Plan on behalf of any Business Employee. With respect to the Seller Entities or any Person or entity that, at any relevant time, would be treated as a single employer with any Seller Entity or any other Subsidiary of Seller for purposes of Section 414(b), (c), (m) or (o) of the Code (an “ERISA Affiliate”), there does not exist, nor do any circumstances exist that could reasonably be expected to result in, any Controlled Group Liability that could result in any Liability, at or after the Closing, to Purchaser or any entity that, together with Purchaser, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.
(e)    Neither the execution and delivery of this Agreement by Seller nor the consummation of the Transactions could reasonably be expected to (alone or in combination with any other event) (i) result in an increase in the amount of compensation or benefits or severance pay to any current or former Business Employee or other individual service provider of the Business, (ii) result in the acceleration of the vesting or timing of payment or result in any payment or funding (through a grantor trust or otherwise) of any compensation or benefits payable to or in respect of any current or former Business Employee or other individual service provider of the Business, (iii) limit or restrict the right of the Seller Entities to merge, amend, or terminate any Assumed Benefit Plan, or (iv) result in the payment of any amount (whether in cash or property or the vesting of property) that could, individually or in combination with any other such payment, constitute an “excess parachute payment” (within the meaning of Section 280G of the Code).
(f)    Each Assumed Benefit Plan that constitutes in any part a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been operated, maintained and administered in compliance with the requirements of Section 409A of the Code and the regulations thereunder, and no amount under any such plan, agreement or arrangement is or has been subject to the interest and additional Tax set forth under Section 409A(a)(1)(B) of the Code.
(g)    None of the Seller Entities or any other Subsidiary of Seller has an obligation to gross-up, indemnify, reimburse or otherwise make whole any current or former Business Employee or other service provider of the Business for any Tax or related interest or penalties incurred by such individual, including under Sections 409A or 4999 of the Code.
Section 4.12    Labor Matters.
(a)    Except as set forth on Section 4.12(a) of the Disclosure Letter, no Seller Entity is a party to or bound by any CBA, and no Business Employee is represented by any labor union, works council, or other labor organization or employee representative body. For the past three (3) years, (i) no demand for recognition as the exclusive bargaining representative of any Business Employee has been made by or on behalf of any labor union or similar organization, (ii) there have been no pending or, to the Knowledge of the Seller, threatened, strikes, lockouts, slowdowns, work stoppages, picketing, handbilling, material labor grievances, labor arbitrations, unfair labor practice charges, or other material labor disputes by or with respect to the Business Employees or against or affecting any Seller Entity or any other Subsidiary of Seller with respect to the Business, and (iii) to the Knowledge of Seller, there have been no union organizing activities against or affecting any Seller Entity or any other Subsidiary of Seller with respect to the Business or the Business Employees. With respect to the Transactions, the Seller Entities and, if applicable, each Subsidiary of Seller, has satisfied in all material respects any notice, consultation or bargaining obligations owed to their employees or their employees’ representatives to the extent required by any CBA or applicable Laws.
(b)    Section 4.12(b)(i) of the Disclosure Letter sets forth a complete and accurate list of each Business Employee, indicating the following information for each individual: (i) name or employee ID; (ii) job title; (iii) primary work location by state; (iv) hourly wage or base salary (as applicable); (v) incentive compensation (for the current and prior calendar year); (vi) whether exempt or non-exempt from the overtime pay requirements of the Fair Labor Standards Act and analogous state wage and hour Laws; (vii) active or inactive status (and as applicable, type of leave and anticipated return date); (viii) full-time or part-time status; (ix) visa status (as applicable); (x) employing entity; (xi) accrued, unused vacation or other paid time off, (xii) hire date, (xiii) pension type (if applicable), (xiv) applicable bonus plan, (xv) other employment-related benefits (e.g., company cars), (xvi) compensation breakdown over the last three years (to the extent employed by Seller of a Subsidiary thereof) and (xvii) whether a union member or not part of a union. The Business Employees are sufficient in number and skill to operate the Business in substantially the same manner as it was conducted by the Seller Entities prior to the Closing. None of the Seller Entities or any other Subsidiary of Seller employs any individuals who are primarily dedicated to the Business who are not listed on Section 4.12(b)(i) of the Disclosure Letter. Except as set forth on Section 4.12(b)(ii) of the Disclosure Letter, none of the Seller Entities or any other Subsidiary of Seller has, since December 31, 2022, (1) terminated the employment of any individual whose annual base compensation was expected to exceed $100,000 in 2025 (assuming such person was employed for the full year) and who would have been a Business Employee if still employed, (2) hired any individual whose annual base compensation is expected to exceed $100,000 over the twelve (12)-month period following such hiring to be a Business Employee, or (3) modified or altered the duties or responsibilities of any employee such that they are now, or are no longer, primarily or exclusively dedicated to the Business (including where such employee transferred to a different business of the Seller Group that is not the Business).
(c)    With respect to the Business, each Seller Entity and each other Subsidiary of Seller is, and for the past three (3) years has been, in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, including all Laws respecting terms and conditions of employment, health and safety, wages and hours (including, as applicable, the classification and treatment of independent contractors and exempt and non-exempt employees), immigration (including the completion of Forms I-9 for all U.S. employees and the proper confirmation of employee visas), discrimination, harassment, retaliation, restrictive covenants, pay transparency, disability rights or benefits, equal opportunity, plant closures and layoffs (including WARN), workers’ compensation, labor relations, employee leave issues, employee trainings and notices, COVID-19, affirmative action and unemployment insurance.
(d)    Except as would not result in material Liability for the Seller Entities: (i) with respect to the Business and the Business Employees, each Seller Entity has fully and timely paid all wages, salaries, wage premiums, commissions, bonuses, severance and termination payments, fees and other compensation that have come due and payable to their current or former employees (including Business Employees) and independent contractors under applicable Law, Contract or policy; and (ii) each individual who is providing or within the past three years has provided services to the Business and who is or was classified and treated as an (y) exempt employee, or (z) independent contractor, consultant, leased employee or other non-employee service provider, in each case, is and has been properly classified and treated as such for all applicable purposes.
(e)    Section 4.12(e) of the Disclosure Letter sets forth, by termination date (and if applicable, return date) and work location, the name and job title of each individual who was employed (or based out of) the same “site of employment” (as defined by WARN) as any Business Employee, who suffered an “employment loss” (including as a result of a furlough or reduction in hours) under WARN within the ninety (90) days immediately preceding the Closing Date.

(f)    With respect to the Business and the Business Employees, each Seller Entity has reasonably investigated all sexual harassment or other harassment, discrimination, or retaliation allegations of which any of them are aware. With respect to each such allegation with potential merit, such Seller Entity has taken prompt corrective action reasonably calculated to prevent further improper action. No Seller Entity reasonably expects any material Liabilities with respect to any such allegations. To the Knowledge of Seller, there are no such allegations relating to officers, directors, or managers of the Business that, if known to the public, would bring the Business into material disrepute.
(g)    To the Knowledge of Seller: (i) no Business Employee or current or former employee or independent contractor of the Business is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement or restrictive covenant obligation (A) owed to any Seller Entity, or (B) owed to any third party with respect to such individual’s right to perform duties or provide services to the Business; and (ii) no Business Employee with base annual compensation in excess of $100,000 has provided notice of intent to terminate his or her employment within the one year anniversary of the Closing.
Section 4.13    Environmental Matters. Except as set forth on Section 4.13 of the Disclosure Letter, or, except with respect to subsection (h), as would not reasonably be expected to be material, individually or in the aggregate, to the Business taken as a whole:
(a)    The Seller Entities, to the extent related to the ownership or conduct of the Business or the Transferred Assets, and the Business and the Transferred Assets are, and have been since January 1, 2021, in compliance in all respects with all applicable Environmental Laws, which compliance has included obtaining, maintaining and possessing all Environmental Permits required for the operation of the Business and the occupation of the Transferred Real Property.
(b)    None of the Seller Entities or any other Subsidiary of Seller has received any written notice, report or other information alleging an unresolved violation of or Liability under any Environmental Law in connection with the ownership or conduct of the Business or any Transferred Assets.
(c)    There is no Action pursuant to any Environmental Law that is pending, threated in writing or, to the Knowledge of Seller, threatened orally with respect to the Business or any Transferred Assets.
(d)    None of the Seller Entities or any other Subsidiary of Seller has an existing or ongoing obligation under Environmental Law to conduct investigation, remediation, response or monitoring activities with respect to the Business or at any Transferred Real Property as the result of any Release of Hazardous Materials.
(e)    None of the Seller Entities or any other Subsidiary of Seller is subject to any Judgment imposed by a Governmental Authority under which there is any outstanding or unresolved Liability or obligation under Environmental Law with respect to the ownership or conduct of the Business or any Transferred Real Property.
(f)    To the extent related to the Business or any Transferred Asset, there has been no handling, treatment, transportation, storage, use, generation, marketing, manufacturing, sale, distribution,

disposal or arranging for disposal of, Release, exposure of any Person to, or ownership or operation of any property or facility contaminated by, any Hazardous Materials so as to give rise to any Liability of the Seller Entities or any other Subsidiary of Seller under Environmental Law.
(g)    To the extent related to the Business or any Transferred Asset, there has been no sale, distribution, marketing or manufacturing of any products or other items containing any Hazardous Materials so as to give rise to any Liability of the Seller Entities or any other Subsidiary of Seller under Environmental Law.
(h)    Seller has made available to Purchaser copies of all environmental audits, assessments and reports and other material environmental, health or safety documents relating to the current properties, facilities or operations of the Business or the Transferred Assets that are in the possession, custody, and control of the Seller Entities or any other Subsidiary of Seller and are not privileged.
Section 4.14    Intellectual Property.
(a)    Section 4.14(a) of the Disclosure Letter sets forth a complete and accurate list, as of the date hereof, of all (i) Transferred Patents and Transferred Trademarks (including Domain Names) included in the Transferred Intellectual Property, and (ii) the Transferred Intellectual Property registered with a Governmental Authority (the “Registered Intellectual Property”). All of the Registered Intellectual Property is subsisting, valid, and to the Knowledge of the Seller, enforceable.
(b)    Each Seller Entity and other Subsidiary of Seller has required, and enforces a policy requiring, each Business Employee, employee of any Seller Entity or other Subsidiary of Seller involved in the Business, independent contractor, and consultant of the Business to execute proprietary information, confidentiality and Intellectual Property assignment agreements substantially on Seller’s standard form Contract, which form is attached to Section 4.14(b) of the Disclosure Letter, and all current and former employees, independent contractors, and consultants of the Seller Entities and other Subsidiaries of Seller have executed such an agreement, with respect to Transferred Intellectual Property. To the Knowledge of Seller, no such employee, consultant, or independent contractor is in material violation of any such Contract or duty. Except as set forth in Section 4.14(a) of the Disclosure Letter, no Seller Entity or other Subsidiary of Seller has sought, applied for or received any funding, resources or assistance from any Governmental Authority or university in connection with, or for the development or creation of any Transferred Intellectual Property. Except as set forth in Section 4.14(a) of the Disclosure Letter, no Governmental Authority or university has sponsored any research or development conducted by a Seller Entity or other Subsidiary of Seller with respect to the Transferred Intellectual Property, or has any claim of right or ownership of or Lien on any Transferred Intellectual Property.
(c)    No Actions are pending or threatened, and for the past three (3) years, none of the Seller Entities or any other Subsidiary of Seller has received any written (or, to the Knowledge of Seller, other) notices, requests for indemnification, or claims asserting or threatening to assert any Action against any Seller Entity or other Subsidiary of Seller, in each case, (i) challenging the ownership, validity, enforceability or use by any Seller Entity or any other Subsidiary of Seller of any Transferred Intellectual Property, or (ii) alleging that any Seller Entity or any other Subsidiary of Seller is infringing, misappropriating, diluting, or otherwise violating the Intellectual Property rights of any Person in connection with the conduct of the Business.

(d)    For the past three (3) years, to the Knowledge of Seller, no Person has infringed, misappropriated, diluted, or otherwise violated any Transferred Intellectual Property.  The operation of the Business does not infringe, misappropriate, dilute or otherwise violate, and for the past six (6) years has not violated, misappropriated, diluted, or infringed in any material respect the Intellectual Property rights of any other Person.
(e)    Each Seller Entity and, where applicable, other Subsidiary of Seller has taken commercially reasonable measures to (i) maintain, enforce, and protect all Transferred Intellectual Property, including the secrecy, confidentiality, and value of the trade secrets owned by it and used in the Business, (ii) prevent the unauthorized disclosure or use of any such trade secrets and (iii) protect the confidentiality of all trade secrets related to the Business and provided to a Seller Entity or other Subsidiary of Seller by any third party. No Seller Entity or any other Subsidiary of Seller has disclosed or made accessible or has a duty or obligation (whether present, contingent, or otherwise) to disclose or make accessible, any confidential Transferred Intellectual Property to any Person other than pursuant to a valid, written, and to the Knowledge of Seller, enforceable confidentiality Contract, entered into in the ordinary course of business, pursuant to which such third party agrees to protect such confidential information, and no Seller Entity or any other Subsidiary of Seller has knowingly received or knowingly solicited any trade secrets related to the Business of any Person in violation of any underlying obligation of confidentiality.
(f)    Each Seller Entity and, where applicable, other Subsidiary of Seller has taken commercially reasonable steps (i) to maintain and protect the security, integrity and operation of its information technology systems, infrastructure, computer systems (including all Software, databases, firmware, hardware and related documentation), middleware, servers, peripherals, workstations, routers, hubs, switches, electronic data processing systems or networks, data communications lines, and all other information technology equipment, including any outsourced systems that are owned, used or held for use by any Seller Entity or other Subsidiary of Seller in connection with the Business (the “IT Systems”) and the data stored or contained therein or transmitted thereby, and (ii) to prevent any material unauthorized use, access, interruption or modification of the IT Systems. All IT Systems are in good working condition and are sufficient for the operation of the Business as currently conducted, and the Transferred IT together with the IT Systems made available to Purchaser under the Transition Services Agreement are sufficient for the current and presently anticipated needs of the Business. For the past three (3) years, there has been no actual or alleged security breach or unauthorized access to or use of any IT Systems or any Personally Identifiable Information, payment card information, confidential or proprietary data or any other such information collected, maintained or stored by or on behalf of the Seller Entities and other Subsidiaries of Seller in connection with the Business (or any unauthorized acquisition, use, loss, destruction, compromise or disclosure thereof) by any other Person.
(g)    Each Seller Entity and, where applicable, each other Subsidiary of Seller, has at all times for the past three (3) years, conducted the Business in compliance, in all material respects, with all applicable Information Security and Privacy Requirements. No Action by any Governmental Authority or Person has been asserted or threatened in writing against any Seller Entity or any other Subsidiary of Seller alleging a violation of Information Security and Privacy Requirements in connection with such Seller Entity’s and Subsidiary’s conduct of the Business. The Transactions will not result in violation any Information Security and Privacy Requirements on the part of the Seller Entities or any other Subsidiary of Seller with respect to the Business.

(h)    The Transferred Intellectual Property, the Transferred IP Licenses, the licenses and rights granted under Section 7.10(d), and the licenses and services to be provided through the Transition Services Agreement (subject to obtaining any necessary Consents thereunder) and other Transaction Documents constitute all of the Intellectual Property used in, developed and currently held for use in, or necessary for the conduct of the Business. Subject to Section 2.04, all such Intellectual Property shall be owned, licensed to, or available for use by the Purchaser immediately after the Closing on terms and conditions identical to those under which the Seller Entities and other Subsidiaries of Seller owned, licensed or made available to it such Intellectual Property immediately prior to the Closing without payment of additional amounts or consideration other than ongoing fees, royalties or payments that the Seller Entities and other Subsidiaries of Seller would otherwise have been required to pay.
(i)    The Seller Entities exclusively own and possess all right, title, and interest in and to all Transferred Intellectual Property, free and clear of all Liens (other than Permitted Liens). After the Closing, other than the licenses and services to be provided by Purchaser to any Seller Entity through any Transaction Document, no Transferred Intellectual Property shall be used in the conduct of the Retained Businesses and no member of the Seller Group shall own or be the licensee of any Transferred Intellectual Property used in the conduct of the Business. Subject to Section 2.04, the Purchaser or its Affiliate(s) will exclusively own, free and clear of all Liens (other than Permitted Liens), all right, title, and interest in and to all Transferred Intellectual Property immediately after the Closing Date.
Section 4.15    Transferred Real Property.
(a)    With respect to each Transferred Owned Real Property, (i) the Seller Entities have good and valid fee simple title to such parcel of Transferred Owned Real Property, free and clear of all Liens (other than Permitted Liens), (ii) there are no outstanding options, rights of first offer or rights of first refusal to purchase the Transferred Owned Real Property or any portion thereof, (iii) there is no pending, threatened in writing or, to the Knowledge of the Seller, threatened orally condemnation, eminent domain or similar proceeding affecting all or any part of the Transferred Owned Real Property and (iv) no Seller Entity or any other Subsidiary of Seller has granted to any third party the right to use or occupy any portion of the Transferred Owned Real Property.
(b)    With respect to each Transferred Real Property Lease, (i) the Seller Entities have a valid leasehold, subleasehold or licensee interest in the real property subject to each Transferred Real Property Lease, free and clear of all Liens (other than Permitted Liens), (ii) each Transferred Real Property Lease is in full force and effect, (iii)  none of the Seller Entities, any other Subsidiary of Seller, nor, to the Knowledge of the Seller, the landlord, sublandlord or licensor under such Transferred Real Property Lease is in breach or default thereunder, (iv) to the Knowledge of the Seller, no event has occurred that, with or without notice or lapse of time or both, would result in a breach or default by any Seller Entity, any other Subsidiary of Seller or permit the termination, modification or acceleration of rent under such Transferred Real Property Lease, (v) none of the Seller Entities or any other Subsidiary of Seller has granted to any third party the right to use or occupy any portion of the Transferred Leased Real Property, and (vi) none of the Seller Entities or any other Subsidiary of Seller has collaterally assigned or granted any other security interest in such Transferred Real Property Lease or any interest therein.

Section 4.16    Contracts.
(a)    Section 4.16(a) of the Disclosure Letter sets forth a list of all Material Business Contracts as of the date of this Agreement. For purposes of this Agreement, “Material Business Contract” means, except for Contracts solely constituting (x) Excluded Assets (other than Shared Contracts) or (y) Retained Liabilities, any of the following Contracts to which (A) any Seller Entity is a party or otherwise bound in connection with the Business or (B) the Transferred Assets or the Business is otherwise bound:
(i)    Contracts limiting in any material respect the freedom of any Seller Entity (with respect to the Business) to compete with any Person in a product line, line of business, geographic area or during any period of time (including through non-compete provisions);
(ii)    Contracts with a Top Customer, Top Supplier or Top Distributor;
(iii)    Contracts that provide for the formation, creation, governance, economics or control of any joint venture, partnership or other similar arrangement;
(iv)    Contracts under which (A) any Person that is not a Seller Entity guarantees, directly or indirectly, any material Liabilities of any Seller Entity or (B) any Seller Entity guarantees any material Liabilities of any Person that is not a Seller Entity;
(v)    Contracts pursuant to which a Lien (other than a Permitted Lien) is granted on any Transferred Asset;
(vi)    Contracts evidencing Indebtedness for borrowed money in excess of $500,000 or any other material Indebtedness;
(vii)    Contracts that relate to the acquisition or disposition of any equity securities, material assets, business or product line (whether by merger, sale of stock, sale of assets or otherwise and including any option to acquire) during the last two (2) years or pursuant to which there is any continuing earn-out, purchase price adjustment or similar contingent payment obligations or any other Liability (including indemnification or other monetary obligations, or other performance obligations outstanding);
(viii)    any Transferred Real Property Lease;
(ix)    Contracts reflecting a settlement, release, compromise, conciliation or waiver of any threatened or pending Action or Judgment either (A) entered into in the past three (3) years and under which a payment in excess of $100,000 (together with amounts contemplated under all related Contracts) was or will be made or (B) containing continuing obligations (including any payment obligations, covenants not to sue, or co-existence covenants) or restrictions on the Business or any of the Transferred Assets;
(x)    Contracts with a Governmental Authority;

(xi)    Contracts with each Business Employee who receives annual compensation (excluding bonus) in excess of $150,000, other than such Contracts that are terminable by Seller at-will with a notice period of thirty (30) days or less and without triggering severance;
(xii)    (A) Contracts that grant exclusivity in favor of a third party; (B) Contracts that include minimum purchase requirements binding on the Seller Entities or any other Subsidiary of Seller and involve annual payments or consideration in excess of $2,500,000; (C) Contracts containing a “most favored nation”, “best pricing” or any other similar provision by which another party to such Contract is entitled to any benefit, right or privilege which, under the terms of such Contract, must be at least as favorable to such party as those offered to another Person and/or (D) Contracts that provide for the grant of any right of first refusal, right of first negotiation, right of first offer or any other similar preferential right to a third party;
(xiii)    Contracts requiring future capital commitment or capital expenditure obligations of the Business in excess of $100,000 individually or $500,000 in the aggregate;
(xiv)    each CBA;
(xv)    each material Shared Contract that is not a Shared Services and Asset (assuming, for purposes of this subsection (xv) only, that Shared Contracts were not excluded from the definition of Shared Services and Assets), including with any suppliers and customers;
(xvi)    each Credit Support Item;
(xvii)    other than the Transferred IP Licenses, any license, royalty or other Contract with respect to Intellectual Property under which (A) any member of the Seller Group is a licensee or is otherwise granted by a third party any rights to use any material Intellectual Property in connection with the Business, (B) any member of the Seller Group is a licensor and grants a third party any rights to use any material Transferred Intellectual Property, or (C) any third Person has developed or has been engaged to develop any material Transferred Intellectual Property (other than in each case (x) non-exclusive licenses for generally commercially available, “off-the-shelf” software programs used solely for the Seller Entities’ internal use with respect to the Business that have a total replacement cost or annual license fee attributable to the Business of less than $200,000, (y) Contracts with employees and contractors entered into in the ordinary course of business on standard forms of agreement under which such employees and contractors assign the rights in all developed material Transferred Intellectual Property to a Seller Entity) or (z) non-exclusive licenses granted by a Seller Entity to customers in the ordinary course of business; and
(xviii)    the Transferred IP Licenses.
(b)    Each Material Business Contract is valid and binding on each Seller Entity that is a party thereto, and to the Knowledge of the Seller, each other party thereto, and is in full force and effect and enforceable by such Seller Entity and, to the Knowledge of the Seller, each other party thereto, in accordance with its respective terms, subject in each case to the Enforceability Exceptions. As to each Material Business Contract, there does not exist thereunder as of the date hereof any material breach or default (whether after the giving of notice or the lapse of time or both) on the part of any Seller Entity or, to the Knowledge of the Seller, any other party to such Material Business Contract. For the past three (3) years, none of the Seller Entities or any other Subsidiary of Seller has received written, or to the Knowledge of the Seller, oral notice of any material breach of, or default or violation under, any Material Business Contract. True, correct and complete copies of all Material Business Contracts, including any amendments, supplements or other modifications thereto, have been made available to Purchaser.
Section 4.17    Brokers and Other Advisors
. Except for Lazard and Deutsche Bank, the fees and expenses of which will be paid by Seller (the “Lazard Fees” and such agreement related thereto, the “Lazard Agreement”), no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission (contingent or otherwise), or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of any member of the Seller Group.
Section 4.18    Top Customers, Top Suppliers and Top Distributors. Section 4.18(a) of the Disclosure Letter sets forth a true, correct and complete list of the Top Customers, the Top Suppliers and Top Distributors, together with the corresponding amounts of revenue generated or expenses incurred, as applicable, in calendar year 2023, calendar year 2024 and the three (3) month period ended March 31, 2025. Except as set forth in Section 4.18(b) of the Disclosure Letter, no Top Customer, Top Supplier or Top Distributor has discontinued, canceled, terminated or adversely and materially reduced its relationship with the Business, or has notified any Seller Entity or any other Subsidiary of Seller in writing, or to the Knowledge of the Seller, orally that it intends or is considering to do the same. No Seller Entity or any other Subsidiary of Seller is involved in any pending, threatened in writing or, to the Knowledge of the Seller, threatened orally, Action or other dispute with any Top Customer, Top Supplier or Top Distributor with respect to the Business.

Section 4.19    Insurance. Section 4.19 of the Disclosure Letter sets forth a true, correct and complete list and description of all material insurance policies owned or maintained by any member of the Seller Group with respect to, or that provide coverage to, the Business, the Transferred Assets or the Assumed Liabilities, and specifically identifies all such insurance policies covering solely any one or more of the Business, the Transferred Assets or the Assumed Liabilities. Section 4.19 of the Disclosure Letter also contains a list of all pending claims with any insurer by any member of the Seller Group with respect to the Business, the Transferred Assets or the Assumed Liabilities. No insurer has made any “reservation of rights” or refused to cover all or any portion of any material pending claims made by any member of the Seller Group with respect to the Business, the Transferred Assets or the Assumed Liabilities. No member of the Seller Group is in material breach or default with respect to its obligations under any of such insurance policies with respect to the Business, the Transferred Assets or the Assumed Liabilities, nor has any member of the Seller Group received any written or, to Seller’s Knowledge, oral notification of cancellation of any such policies. Each Seller Entity has, in all material respects, all insurance coverage required by applicable Laws and the terms of any Transferred Contracts and Included Shared Contracts to which such Seller Entity, as applicable, is a party, and for the present conduct of the Business.
Section 4.20    Related Person; Affiliate Agreements and Shared Services and Assets.
(a)    Except as set forth on Section 4.20(a) of the Disclosure Letter (any such Contract set forth on or required to be set forth on Section 4.20(a) of the Disclosure Letter, a “Related Person Agreement”) and Contracts in respect of (a) employee compensation and other incidence of employment (including participation in employee benefit plans) and (b) equity ownership, no director, officer or employee of a Seller Entity or any other Subsidiary of the Seller (each, a “Related Person”), is a party to or otherwise bound by any Contract with any member of the Seller Group used in or necessary for the conduct of the Business or by which the Transferred Assets are bound, or has any direct or indirect (i) right, title or interest in any material asset or material property (including any Intellectual Property) used or owned by any member of the Seller Group in, or that is otherwise necessary for, the conduct of the Business, (ii) to the Knowledge of Seller, financial interest in (other than a passive investment, in the aggregate of less than 5% of the outstanding shares or other equity interests of capital stock, of any corporation or other entity listed on a national securities exchange or publicly traded on any nationally recognized over-the-counter market), or is a director, officer or employee of, any Person (other than the Seller Group) which is a material sponsor, customer, reseller, supplier, client, lessor, lessee, competitor or other material business relation of the Seller Entities or any other Subsidiary of Seller in connection with the Business or (iii) Liability to the Seller Entities or any other Subsidiary of Seller in connection with the Business for borrowed money or other loans or advances other than such Liabilities that are Retained Liabilities or that are expressly set forth on the face of the Interim Financial Statements.
(b)    Each (i) Related Person Agreement and (ii) Contract to which any Seller Entity, on the one hand, and any other member of the Seller Group, on the other hand, is a party to or otherwise bound by that is used in or necessary for the conduct of the Business or by which any of the Transferred Assets are bound (each of (i) and (ii), an “Affiliate Agreement”) has been entered into on arms-length terms.
(c)    Except for the Shared Services and Assets provided under the Transition Services Agreement or the excluded services set forth on Schedule II of the Transition Services Agreement, Section 4.20(c) of the Disclosure Letter sets forth a list of Shared Services and Assets, as of the date of this

Agreement, that are material, individually or in the aggregate, to or otherwise reasonably necessary in connection with running, the Business taken as a whole.
Section 4.21    FDA Regulatory Matters.
(a)    The Seller Entities are in compliance in all material respects with all applicable Laws administered or issued by the U.S. Food and Drug Administration (“FDA”) or any comparable Governmental Authority in jurisdictions where any Seller Entity manufactures its food grade Polymer Chemicals (“Food Laws”).  The food grade Polymer Chemicals (i) comply in all material respects with all applicable federal and state labeling requirements, (ii) have been manufactured in all material respects in accordance with all Food Laws of such jurisdictions where such products are manufactured and (iii) are not, and, to the Knowledge of the Seller, have not been, adulterated, mislabeled or misbranded in violation of any Food Laws.
(b)     (i) There is no Action pending, threatened in writing or, to the Knowledge of the Seller, threatened orally and (ii) for the past three (3) years, no Seller Entity or any other Subsidiary of the Seller has received any written notice from the FDA or any comparable Governmental Authority that alleges, in either the case of clause (i) or (ii), that such Seller Entity or Subsidiary is not in compliance in any material respect with Food Laws with respect to the Business or the Transferred Assets. No Seller Entity or any other Subsidiary of the Seller is subject to any Liability arising under an administrative or regulatory action, or commitment made to or with the FDA or any comparable Governmental Authority with respect to the Business or the Transferred Assets. There are no open FDA inspections, and, for the past three (3) years, no Seller Entity or any other Subsidiary of Seller has received any FDA Form 483, “warning letters,” “untitled letters,” or similar correspondence from any other Governmental Authority with respect to the Business or the Transferred Assets.
(c)    For the past three (3) years, no food grade Polymer Chemicals or products containing food grade Polymer Chemicals have been seized, withdrawn, recalled, detained or subject to a suspension of manufacturing, and to the Knowledge of the Seller, there are no facts or circumstances reasonably likely to cause the FDA, any comparable Governmental Authority or the FTC to require (i) a safety alert relating to any food grade Polymer Chemicals, (ii) a change in the labeling or advertising of any food grade Polymer Chemicals or (iii) the seizure, withdrawal, recall, detention, termination, suspension of manufacturing or suspension of marketing of any food grade Polymer Chemicals.  Except as set forth in Section 4.21(c) of the Disclosure Letter, no Actions seeking the relabeling, withdrawal, recall, suspension, import detention, seizure of any food grade Polymer Chemicals, or imposing fines for violation of applicable Laws, are pending, threatened in writing or, to the Knowledge of Seller, threatened orally against any Seller Entity or any other Subsidiary of Seller. For the past three (3) years, no food grade Polymer Chemicals manufactured, distributed or sold by any Seller Entity has been discontinued (whether voluntarily or otherwise) due to concerns over potential harm to human health or safety.
Section 4.22    Inventory. All Inventory reflected in the Interim Financial Statements consists of a quality and quantity usable and salable in the ordinary course of the Business, except for obsolete, damaged, defective or slow-moving items that have all been written off or written down to net realizable value or for which adequate reserves have been established, in each case, in accordance with GAAP and consistent with the ordinary course of the Business. The value at which Seller carries the

Inventory on the Interim Financial Statements is in accordance with GAAP and reflects their customary inventory valuation policy.
Section 4.23    No Other Representations or Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES MADE BY THE SELLER IN THIS ARTICLE IV, IN THE CERTIFICATES REQUIRED TO BE DELIVERED BY THE SELLER UNDER SECTION 8.02 AND IN THE OTHER TRANSACTION DOCUMENTS, SELLER HAS NOT MADE AND IS NOT MAKING ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO THE TRANSFERRED ASSETS OR THE ASSUMED LIABILITIES OR THE BUSINESS, OPERATIONS, PROPERTIES, ASSETS, LIABILITIES, CONDITION (FINANCIAL OR OTHERWISE) OR PROSPECTS OF THE BUSINESS OR ANY ESTIMATES, PROJECTIONS, FORECASTS AND OTHER FORWARD-LOOKING INFORMATION OR BUSINESS AND STRATEGIC PLAN INFORMATION RELATING TO THE BUSINESS, INCLUDING ANY WARRANTY WITH RESPECT TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ALL OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED. IN PARTICULAR, AND WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES MADE BY THE SELLER IN THIS ARTICLE IV, IN THE CERTIFICATES REQUIRED TO BE DELIVERED BY THE SELLER UNDER SECTION 8.02 AND IN THE OTHER TRANSACTION DOCUMENTS, SELLER HAS NOT MADE AND IS NOT MAKING ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY TO PURCHASER, ANY OF ITS AFFILIATES OR ANY OF ITS AND THEIR RESPECTIVE REPRESENTATIVES WITH RESPECT TO (A) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR PROSPECTIVE INFORMATION RELATING TO THE BUSINESS OR (B)  ANY ORAL, WRITTEN, VIDEO, ELECTRONIC OR OTHER INFORMATION PRESENTED TO PURCHASER, ANY OF ITS AFFILIATES OR ANY OF ITS AND THEIR RESPECTIVE REPRESENTATIVES IN THE COURSE OF THEIR DUE DILIGENCE INVESTIGATION OF THE BUSINESS, THE NEGOTIATION OF THIS AGREEMENT OR THE COURSE OF THE TRANSACTIONS. EXCEPT AS OTHERWISE PROVIDED IN THIS AGREEMENT, ALL OF THE TRANSFERRED ASSETS AND ASSUMED LIABILITIES TO BE SOLD, CONVEYED, ASSIGNED, TRANSFERRED OR ASSUMED, AS APPLICABLE, IN ACCORDANCE WITH THIS AGREEMENT, SHALL BE SOLD, CONVEYED, ASSIGNED, TRANSFERRED OR ASSUMED ON AN “AS IS, WHERE IS” BASIS. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE V AND IN THE CERTIFICATES REQUIRED TO BE DELIVERED BY THE PURCHASER UNDER SECTION 8.03 OR IN ANY OTHER TRANSACTION DOCUMENT, SELLER HEREBY ACKNOWLEDGES THAT NEITHER PURCHASER, ANY OF ITS AFFILIATES, NOR ANY OTHER PERSON, (A) HAS MADE OR IS MAKING ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO PURCHASER AND ITS AFFILIATES OR (B) WILL HAVE OR BE SUBJECT TO ANY LIABILITY OR INDEMNIFICATION OBLIGATION TO ANY MEMBER OF THE SELLER GROUP RESULTING FROM THE DELIVERY, DISSEMINATION OR ANY OTHER DISTRIBUTION TO ANY MEMBER OF THE SELLER GROUP OR ANY OF THEIR RESPECTIVE REPRESENTATIVES (IN ANY FORM WHATSOEVER AND THROUGH ANY MEDIUM WHATSOEVER), OR THE USE BY THE SELLER GROUP OR ANY OF THEIR RESPECTIVE REPRESENTATIVES, OF ANY INFORMATION, DOCUMENTS, ESTIMATES, PROJECTIONS, FORECASTS OR OTHER FORWARD-LOOKING INFORMATION, BUSINESS PLANS OR OTHER MATERIAL DEVELOPED BY OR PROVIDED OR MADE AVAILABLE TO THE

SELLER GROUP OR ANY OF THEIR RESPECTIVE REPRESENTATIVES, IN ANTICIPATION OR CONTEMPLATION OF ANY OF THE TRANSACTIONS. NOTWITHSTANDING THE FOREGOING, NOTHING IN THIS Section 4.23 SHALL BE DEEMED TO APPLY TO, OR LIMIT IN ANY WAY, SELLER’S RIGHTS AND REMEDIES IN THE CASE OF FRAUD.
ARTICLE V

Representations and Warranties of Purchaser
Purchaser represents and warrants to the Seller:
Section 5.01    Organization; Standing. Purchaser and each of its Affiliates that is or will be party to any Transaction Document (each, a “Purchaser Entity”) is an entity duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of the jurisdiction of its organization and has all requisite power and authority necessary to carry on its business as it is now being conducted, except (other than with respect to such entity’s due organization and valid existence) as would not have a Purchaser Material Adverse Effect.
Section 5.02    Authority. Each Purchaser Entity has all necessary power and authority to execute and deliver this Agreement and the Transaction Documents to which such Purchaser Entity is or will be a party and to perform its respective obligations hereunder and thereunder and to consummate the applicable Transactions. The execution, delivery and performance by each Purchaser Entity of this Agreement and the Transaction Documents to which such Purchaser Entity is or will be a party, and the consummation by it of the Transactions, have been or will be duly authorized by such Purchaser Entity and no other corporate or similar action on the part of such Purchaser Entity is necessary to authorize the execution, delivery and performance by such Purchaser Entity of this Agreement or the Transaction Documents to which such Purchaser Entity is or will be a party and the consummation by it of the applicable Transactions. This Agreement has been, and each of the other Transaction Documents to which a Purchaser Entity is or will be a party has been or will be, as applicable, duly executed and delivered by each Purchaser Entity party thereto and, assuming the due authorization, execution and delivery hereof or thereof by the Seller or its applicable Affiliate, each constitutes (or upon the due authorization, execution and delivery hereof or thereof by Seller or its applicable Affiliate will constitute) a legal, valid and binding obligation of each Purchaser Entity party thereto, enforceable against such Purchaser Entity in accordance with its terms, except insofar as such enforceability may be limited by the Enforceability Exceptions.

Section 5.03    Noncontravention; Governmental Approvals.
(a)    The execution, delivery and performance of this Agreement by Purchaser and any Transaction Document to which any Purchaser Entity is or will be a party, and the consummation of the Transactions, do not and will not, (i) conflict with or violate any provision of the organizational documents of such Purchaser Entity or (ii) assuming compliance with the matters set forth in Section 5.03(b), (A) violate any Law or Judgment applicable to such Purchaser Entity or (B) violate or constitute a default under any of the terms, conditions or provisions of any Contract to which such Purchaser Entity is a party or give rise to a right of termination, cancelation or acceleration or loss of a material benefit under any such Contract, except, in the case of the foregoing clause (ii), as would not reasonably be expected to have a Purchaser Material Adverse Effect.
(b)    Except for (i) filings, clearances, consents or approvals required under, and compliance with other applicable requirements of, the HSR Act and the other Antitrust Laws set forth in Section 4.03 of the Disclosure Letter, and (ii) filings, clearances, consents or approvals that may be required solely by reason of Seller’s (as opposed to any third party’s) participation in the Transactions, no Consent of any Governmental Authority is necessary for the execution and delivery of this Agreement or any other Transaction Document to which such Purchaser Entity is or will be a party, the performance by such Purchaser Entity of its obligations hereunder or thereunder and the consummation by such Purchaser Entity of the Transactions.
Section 5.04    Financing.
(a)    As of the date of this Agreement, Purchaser has delivered to Seller (a) an executed equity commitment letter, dated as of the date of this Agreement, from the investors party thereto (the “Equity Commitment Letter”), pursuant to which such investors have committed, on the terms and subject to the conditions set forth therein, to provide or, cause to be provided, to Purchaser the amounts set forth therein (the “Equity Financing”), and (b) an executed (i) debt commitment letter governing a term loan credit facility (the “Term Loan Commitment Letter”) and (ii) debt commitment letter governing an asset-based revolving credit facility (the “ABL Commitment Letter”), in each case, dated as of the date of this Agreement, from the Financing Sources named therein (each of the Term Loan Commitment Letter and the ABL Commitment Letter, a “Debt Commitment Letter”, and collectively, the “Debt Commitment Letters”, and together with the Equity Commitment Letter, the “Financing Commitment Letters”), pursuant to which such Financing Sources have committed, on the terms and subject to the conditions set forth therein, to provide or, cause to be provided, to Purchaser the Debt Financing in the amount set forth therein (collectively, the “Debt Financing”, and together with the Equity Financing, the “Financing”). A true and complete copy of each fee letter related to any Debt Commitment Letter, to the extent applicable, as in effect on the date of this Agreement has been provided to the Seller, except that any fee amounts, any market flex provisions and any other economic terms or other commercially sensitive terms identified by the Financing Sources may have been redacted; provided, that no such redacted provisions would adversely affect the conditionality or availability of the funding of the Debt Financing at the Closing. Purchaser has fully paid (or cause to be paid) any and all commitment fees or other fees required by the Financing Commitment Letters to be paid on or before the date of this Agreement. As of the date of this Agreement, each of the Financing Commitment Letters is in full force and effect, and represents valid, binding and enforceable obligations of Purchaser and, to the Knowledge of Purchaser, of each other party thereto, in each case, subject to the Enforceability Exceptions. As of the date of this Agreement, there are no conditions precedent related to the availability and funding of the Debt Financing or the Equity Financing, in each case, other than as expressly set forth in the Financing Commitment Letters (such express conditions, collectively, the “Financing Conditions”). As of the date of this Agreement, none of the respective commitments contained in the Equity Commitment Letter or any Debt Commitment Letter has been withdrawn, rescinded or terminated in any respect. As of the date of this Agreement, Purchaser has not entered into any agreement relating to the Financing that adversely affects the conditions precedent to the funding of the Financing, other than as set forth in the Financing Commitment Letters (and any fee letters related to any Debt Commitment Letter). As of the date of this Agreement, no Financing Source has notified Purchaser or any of its Affiliates of such Financing Source’s intention to terminate or withdraw any of the Debt Financing. As of the date of this Agreement and assuming the satisfaction of the conditions set forth in Section 8.01 and Section 8.02, no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Purchaser or, to the Knowledge of the Purchaser, any other party thereto under the Financing Commitment Letters that would in either case result in the failure of the funding obligations thereunder on the Closing Date. Assuming the satisfaction of the conditions set forth in Article VIII, the aggregate proceeds contemplated by the Financing pursuant to the Financing Commitment Letters will be sufficient for Purchaser to pay the Closing Purchase Price and all fees and expenses required to be paid by Purchaser on the Closing Date pursuant to this Agreement (such amount, the “Required Funding Amount”). As of the date of this Agreement and assuming the satisfaction of the conditions set forth in Article VIII, Purchaser has no reason to believe that any of the Financing Conditions will not be satisfied on a timely basis or that the Financing will not be available to Purchaser in an amount sufficient to fund the Required Funding Amount on the Closing Date.
(b)    As of the date of this Agreement, Purchaser or an Affiliate thereof has delivered to the Seller an executed Limited Guaranty in form and substance reasonably acceptable to the Seller. The Limited Guaranty is valid and binding and in full force and effect, enforceable against Purchaser’s Affiliate(s) that are party thereto (the “Guarantors”), subject to the Enforceability Exceptions. The Guarantors are not in default of or breach under any of the terms or conditions of the Limited Guaranty, and no event has occurred that, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default of or breach or a failure to satisfy a condition under the terms and conditions of the Limited Guaranty. The Guarantors have access to sufficient capital to satisfy the full amount of the guaranteed obligations under the Limited Guaranty.
Section 5.05    Solvency. Assuming (a) satisfaction or waiver of the conditions to Purchaser’s obligation to consummate the Transactions, (b) the accuracy of the representations and warranties of the Seller set forth in Article IV (without giving effect to any materiality, “Material Adverse Effect”, knowledge or similar qualifications set forth therein), (c) the Seller Group, as is relates to the Business, is, as of immediately prior to the Closing, Solvent, and (d) the Seller has complied in all material respects with all of the covenants and agreements set forth in this Agreement required to be performed by the Seller at or prior to the Closing, then after giving effect to the Transactions and the payment of the Closing Purchase Price (and including any Financing being entered into in connection therewith), any other repayment or refinancing of debt contemplated in this Agreement, payment of all amounts required to be paid by Purchaser in connection with the consummation of the Transactions, and payment of all related fees and expenses of Purchaser, Purchaser and its Subsidiaries, on a consolidated basis taken as a whole, will be Solvent immediately after the completion of the Closing. For the purposes of this Agreement, the term “Solvent”, when used with respect to any Person and its Subsidiaries, on a consolidated basis, means that, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such Person and its Subsidiaries, on a consolidated basis, will, as of such date, exceed the value of all “liabilities of such Person and its Subsidiaries, on a consolidated basis, including contingent and other liabilities”, as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, (b) such Person and its Subsidiaries, on a consolidated basis, will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which they are engaged or proposed to be engaged following such date, and (c) such Person and its Subsidiaries, on a consolidated basis, will be able to pay their liabilities, including contingent and other liabilities, as they mature.
Section 5.06    Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of Purchaser and for which Seller or any of its Affiliates would have any Liability.
Section 5.07    Legal Proceedings. As of the date of this Agreement, except as would not have a Purchaser Material Adverse Effect, there is no (a) pending or, to the Knowledge of Purchaser, threatened Action against any Purchaser Entity or (b) Judgment imposed upon or affecting any Purchaser Entity.
Section 5.08    No Other Representations or Warranties. Purchaser acknowledges that it and its Representatives have received access to such books and records, facilities, equipment, Contracts and other assets of the Business which it and its Representatives have desired or requested to review, and that it and its Representatives have had the opportunity to meet with the management of the Business and to discuss the Business, the Transferred Assets and the Assumed Liabilities. Except for the representations and warranties expressly set forth in Article IV and in the certificates required to be delivered by the Seller under Section 8.02 or in any other Transaction Document, Purchaser hereby acknowledges that no member of the Seller Group, nor any other Person, (a) has made or is making any other express or implied representation or warranty with respect to the Business, the Transferred Assets or the Assumed Liabilities, or the operations of the Business, including with respect to any oral, written, video, electronic or other information provided or made available to Purchaser or any of its Representatives or any oral, written, video, electronic or other information developed by Purchaser or any of its Representatives or (b) will have or be subject to any Liability or indemnification obligation to Purchaser resulting from the delivery, dissemination or any other distribution to Purchaser or any of its Representatives (in any form whatsoever and through any medium whatsoever), or the use by Purchaser or any of its Representatives, of any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material developed by or provided or made available to Purchaser or any of its Representatives, including in due diligence materials, “data rooms” or management presentations (formal or informal, in person, by phone, through video or in any other format), in anticipation or contemplation of any of the Transactions. Purchaser hereby acknowledges (for itself and on behalf of its Affiliates and its and their respective Representatives) that it has conducted, to its satisfaction, its own independent investigation of the Business and its operations, assets and financial condition and, in making its determination to proceed with the Transactions, in addition to relying on the representations and warranties expressly set forth in Article IV and in the certificates required to be delivered by the Seller under Section 8.02 or in any other Transaction Documents, Purchaser and its Affiliates and its and their respective Representatives have relied on the results of their own independent investigation. Nothing in this Section 5.08 shall be deemed to apply to, or limit in any way, Purchaser’s rights and remedies in the case of Fraud.
ARTICLE VI

Covenants Relating to Conduct of Business
Section 6.01    Conduct of Business Before the Closing.
(a)    Except (i) as required by applicable Law, (ii) as expressly contemplated, required or permitted by this Agreement or the other Transaction Documents or (iii) as set forth in Section 6.01(a)(iii) of the Disclosure Letter, during the period from the date of this Agreement until the Closing (or such earlier date on which this Agreement is terminated pursuant to Section 9.01), unless Purchaser otherwise consents in writing, the Seller shall use its commercially reasonable efforts to carry on the Business in all material respects in the ordinary course of business and preserve intact its present operations; provided that no action by Seller with respect to matters specifically addressed by Section 6.01(b) shall be deemed to be a breach of this Section 6.01(a) unless such action would constitute a breach of Section 6.01(b).
(b)    Except (i) as required by applicable Law, (ii) as expressly contemplated, required or permitted by this Agreement or the other Transaction Documents or (iii) as set forth in the applicable subsection of Section 6.01(b) of the Disclosure Letter, during the period from the date of this Agreement until the Closing (or such earlier date on which this Agreement is terminated pursuant to Section 9.01), unless Purchaser otherwise consents in writing (such consent not to be unreasonably withheld, delayed or conditioned with respect to the matters set forth in clauses (i), (ii), (iv), (vii), (viii), (ix), (x) (xi), (xiii) and (xiv)), the Seller shall not, and shall cause the other Seller Entities not to (solely to the extent related to or that would reasonably otherwise affect the Business, the Transferred Assets (including any Included Shared Contract), the Applicable Contract, or the Assumed Liabilities):
(i)    sell, lease, transfer, license, assign, abandon, cancel, mortgage, pledge, place a Lien upon (other than a Permitted Lien) or otherwise dispose of any Transferred Asset or Shared Contract (other than Intellectual Property, which is addressed in clause (ix) below) with a value, individually or in the aggregate, in excess of One Hundred Thousand Dollars ($100,000), other than the sale or disposal of obsolete, worn-out or excess equipment or assets in the ordinary course of business or sales of goods or services (x) in the ordinary course of business or (y) pursuant to Contracts in existence as of the date of this Agreement that are set forth on Section 6.01(b)(i) of the Disclosure Letter;
(ii)    acquire any assets that would constitute Transferred Assets outside the ordinary course of business, except for assets with a value, individually or in the aggregate, of less than Five Hundred Thousand Dollars ($500,000), pursuant to Contracts in existence as of the date of this Agreement that are set forth on Section 6.01(b)(ii) of the Disclosure Letter or capital expenditures included on the face of the Interim Financial Statements;

(iii)    make any loans, advances (other than accounts receivable), capital contributions or investments, in each case that would constitute a Transferred Asset, to any Person outside the Seller Group, other than pursuant to Contracts in existence as of the date of this Agreement that are set forth on Section 6.01(b)(iii) of the Disclosure Letter;
(iv)    (A) adopt, enter into, negotiate, modify, enter into, extend, amend or terminate any (1) Assumed Benefit Plan, or (2) Seller Benefit Plan (other than actions that apply equally to Business Employees and other similarly-situated employees of Seller Group) or any other benefit or compensation plan, program policy, agreement, or arrangement that would be a Seller Benefit Plan if in effect on the date hereof or recognize or certify any labor union, labor organization, works council or group of employees as the bargaining representatives for any Business Employees, (B) increase or decrease, or commit to increase or decrease, the compensation or benefits of any current or former Business Employee or other individual service provider of the Business except to the extent required by any CBA (other than in respect of increases in base salary in the ordinary course of business consistent with past practice to any Business Employee in connection with Seller’s annual compensation and performance review process, in each case, so long as such increase does not exceed 5% of such Person’s then-current base salary), (C) grant or commit to grant to any current or former Business Employee or other individual service provider of the Business any bonus, incentive, equity or equity-based or phantom equity awards or remove or modify existing restrictions in any such awards made to any current or former Business Employee or other individual service provider of the Business, except to the extent required by any CBA; (D) take any action to accelerate the vesting or payment, or the funding, of any compensation, or benefits, equity or equity-based or phantom equity awards, retention or severance for any current or former Business Employee or other individual service provider of the Business, (E) terminate (other than for “cause”) the employment or service of any Business Employee or other individual service provider of the Business whose annual base compensation exceeds $100,000, or (F) hire any employee as a Business Employee or other individual service provider whose annual base compensation is expected to exceed $100,000 or hire any Business Employee or other individual service provider to fill a vacant role or position, in each case, except (1) as required by the existing terms as of the date hereof of any Seller Benefit Plan in existence as of the date hereof that is set forth on Section 4.11(a) of the Disclosure Letter; or (2) expressly required under the terms of Section 7.06 of this Agreement;
(v)    transfer internally, or otherwise materially alter the duties and responsibilities of, any individual (except, in either case, if required under a CBA) (A) who is a Business Employee, such that such individual is no longer primarily engaged in the Business, or (B) who is not a Business Employee, such that such individual is primarily engaged in the Business;
(vi)    (A) make any material changes in financial accounting methods, principles or practices relating to the Business other than as may be required by GAAP (or any interpretation thereof) or by any applicable Law, (B) accelerate the collection or discount of accounts receivable, delay the payment of accounts payable or accrued expenses, or (C) take any action that would reasonably be expected to have the effect of accelerating to pre-Closing periods sales to customers or others that would otherwise be expected to occur after the Closing, in each case of (B) and (C)

outside the ordinary course of business or pursuant to the Contracts in existence as of the date of this Agreement that are set forth on Section 6.01(b)(vi) of the Disclosure Letter;
(vii)    (A) commence any Action or (B) enter into any settlement or release with respect to any Action or enter into any consent decree or settlement agreement with any Governmental Authority relating to the Business, other than any settlement or release (x) that involves no finding or admission of any wrongdoing on the part of the Business, (y) that contemplates only the payment of money without any ongoing limits on the conduct or operation of the Business and (z) that results in a full, complete and irrevocable release of the claims giving rise to such Action by all plaintiffs and all related parties in favor of the Business, and, in any event, does not result in any non-monetary Liability to the Business following the Closing;
(viii)    knowingly waive any material claims or rights of material value that constitute Transferred Assets;
(ix)    sell, pledge, place a Lien upon (other than a Permitted Lien), dispose of, permit to lapse, abandon, cancel, transfer, assign or grant any license or sublicense of any rights under or with respect to any material Transferred Intellectual Property other than (A) non-exclusive licenses granted to customers of the Business in the ordinary course of business, (B) pursuant to Contracts in existence as of the date of this Agreement and disclosed on Section 6.01(b)(ix) of the Disclosure Letter, or (C) any Lien automatically released in full in connection with the Closing;
(x)    (A) amend, waive any right that is not immaterial under or voluntarily terminate any Transferred Permit, Material Business Contract or any Contract entered into after the date of this Agreement that would have been a Material Business Contract if in effect on the date of this Agreement, in each case, except for renewals, terminations or expirations in accordance with the terms of any Material Business Contract or amendments that would not be adverse to the Business or (B) enter into any Contract that, if in effect on the date hereof, would be a Material Business Contract, other than purchase orders with customers, distributor and vendors, in each case, in the ordinary course of business;
(xi)    except as set forth in the capital budget related to the Business made available to Purchaser prior to the date hereof and attached hereto as Annex A (the “Capital Budget”), (A) commit or authorize any commitment to make any capital expenditures in excess of $500,000 in the aggregate or (B) fail to make material capital expenditures or commitments substantially as provided by, and generally at the times and substantially in the aggregate amounts set forth in, the Capital Budget;
(xii)    implement or announce any employee layoffs, furloughs, reductions-in-force, plant closings, furloughs, layoffs or other such actions that could implicate the WARN Act with respect to the Business Employees;
(xiii)    waive or release any noncompetition, nonsolicitation, nondisclosure or other restrictive covenant obligation of any current or former employee (including any Business Employee) or independent contractor of the Business;

(xiv)    disclose or escrow any trade secrets included in the Transferred Intellectual Property to any Person, other than pursuant to a valid and written Contract entered into in the ordinary course of business with reasonable protections of, and preserving all rights of the Business in such trade secrets and other confidential information;
(xv)    change, modify, or revise the Specifications (as defined in the Supply Agreement) set forth in Schedule A-3 to the Supply Agreement;
(xvi)    (A) make, change or rescind any material Tax election (other than in the ordinary course of business consistent with past practice), (B) change or adopt any Tax annual accounting period, Tax accounting or transfer pricing policy or practice, (C) settle or compromise any claim or assessment or enter into any closing agreement, (D) file any amended Tax Return, (E) settle or compromise any Tax audit, claim or assessment, (F) surrender or abandon any right to claim a material Tax refund, offset or other reduction in liability, or (G) extend or waive the applicable statute of limitation with respect to any Taxes or any Tax Return (other than any extension obtained in the ordinary course of business in connection with filing Tax Returns that does not require the consent of a Governmental Authority), in each case that is in respect of a material amount of Taxes and that would have effect on the Purchaser after the Closing; or
(xvii)    authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.
(c)    Except as expressly contemplated or permitted by this Agreement or the other Transaction Documents or as required by applicable Law, Judgment or a Governmental Authority, during the period from the date of this Agreement to the Closing (or such earlier date on which this Agreement is terminated pursuant to Section 9.01), each of the Seller and Purchaser shall not, and shall cause their respective Affiliates not to, without the prior written consent of the other party, (i) take any action, or fail to take any action, in either case, that would reasonably be expected to result in any of the conditions to effect the Closing set forth in Article VIII to not be satisfied or (ii) authorize any of, or commit or agree, in writing or otherwise, to take any of the foregoing actions. For the avoidance of doubt, nothing in this Section 6.01(c) shall expand the obligations addressed elsewhere in this Agreement, including as contemplated by Section 7.01.
(d)    During the period from the date of this Agreement until the Closing (or such earlier date on which this Agreement is terminated pursuant to Section 9.01), in the event that the written specifications pursuant to which Seller and its Affiliates have manufactured and packaged the Products (as defined in the Supply Agreement) changes, is modified or is revised, or otherwise does not remain identical to the Specifications (as defined in and provided pursuant to the Supply Agreement), in each case, as of the date hereof, the Seller shall promptly inform the Purchaser of such changes, modifications, revisions and the like in writing in reasonable detail and promptly respond in good faith to any reasonable written questions asked by or on behalf of the Purchaser in response to such notice and subsequent communications.
(e)    For the avoidance of doubt, nothing contained in this Agreement is intended to give Purchaser, directly or indirectly, the right to control or direct the Seller Group’s businesses, including, prior to the Closing, the Business. Prior to the Closing, the Seller Group shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its businesses and operations.

ARTICLE VII

Additional Covenants of the Parties
Section 7.01    Efforts.
(a)    Subject to the terms and conditions of this Agreement, Purchaser and the Seller shall use their respective reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to promptly take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties in doing, all things necessary, proper or advisable to cause the conditions to the Closing to be satisfied as promptly as reasonably practicable and to consummate and make effective, as promptly as reasonably practicable (but subject to Section 3.01), the Transactions, including using reasonable best efforts with respect to (i) preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtaining all Consents from any Governmental Authority or other Person necessary, proper or advisable to consummate the Transactions and (iii) executing and delivering any additional instruments necessary to consummate the Transactions, in the case of each of clauses (i) through (iii), other than with respect to filings, notices, petitions, statements, registrations, submissions of information, applications and other Consents relating to (A) Antitrust Laws, which are dealt with in Sections 7.01(b) and (c), (B) Transferred Assets and Shared Contracts (where applicable), which are dealt with in Section 2.04 and Section 7.01(d), respectively, and (C) Supply Agreement pricing, which is dealt with in Section 7.23.
(b)    Each of the parties hereto agrees to (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions (which shall request the early termination of any waiting period applicable to the Transactions under the HSR Act) and any required notification under any other Antitrust Laws as promptly as reasonably practicable following the date of this Agreement, and in any event no later than 5:00 p.m. New York City time on such date that is 25 Business Days following the date hereof, and (ii) supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act and such other Antitrust Laws and to promptly take any and all steps necessary to avoid or eliminate each and every impediment and obtain all Consents under any Antitrust Laws that may be required by any foreign or U.S. federal, state or local Governmental Authority, in each case with competent jurisdiction so as to enable the parties hereto to consummate the Transactions prior to the Termination Date. Without limiting the foregoing, Purchaser shall promptly take, or cause to be taken, any and all actions reasonably necessary to secure the expiration or termination of any applicable waiting period under the HSR Act (“HSR Approval”) or any other Antitrust Law or any other Consent under Antitrust Laws, and resolve any objections asserted with respect to the Transactions under the Federal Trade Commission Act or any other applicable Law raised by any Governmental Authority, in order to prevent the entry of, or to have vacated, lifted, reversed or overturned, any Restraint that would prevent, prohibit or restrict the consummation of the Transactions or delay the consummation of the Transactions beyond the Termination Date, including (i) (A) executing settlements, undertakings, consent decrees, stipulations or other agreements with any Governmental Authority or with any other Person, (B) selling, divesting or otherwise conveying or holding separate particular assets or categories of assets or businesses of Purchaser (including, after the Closing, any Transferred Assets), (C) agreeing to sell, divest or otherwise convey or hold separate any particular assets or categories of assets or businesses of Purchaser (including, after the Closing, any Transferred Assets), (D) terminating existing relationships, contractual rights or obligations of Purchaser, (E) terminating any joint venture or other arrangement, (F) creating any relationship, contractual right or obligation of Purchaser or (G) effectuating any other change or restructuring of Purchaser (and, in each case, entering into agreements or stipulating to the entry of any Judgment by, or filing appropriate applications with, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other Governmental Authority in connection with any of the foregoing and, in the case of actions by or with respect to the Seller, by consenting to such action by the Seller (including any Consents required under this Agreement or the other Transaction Documents with respect to such action); provided, that any such action may, at the discretion of the Seller, be conditioned upon the Closing) and (ii) defending through litigation any claim asserted in a court or administrative or other tribunal by any Person (including any Governmental Authority) in order to avoid entry of, or to have vacated or terminated, any Restraint that would or would reasonably be expected to prevent the Closing from occurring prior to the Termination Date. All such efforts shall be unconditional and shall not be qualified in any manner and no actions taken pursuant to this Section 7.01 shall be considered for purposes of determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur. Purchaser shall respond to and seek to resolve as promptly as reasonably practicable any objections asserted by any Governmental Authority with respect to the Transactions.  The Seller and Purchaser and, in the case of the Seller, shall cause its Affiliates not to, take any action with the intention to, or that could reasonably be expected to, materially hinder or delay the expiration or termination of any waiting period under the HSR Act or the obtaining of the approval of the DOJ or FTC as necessary. Nothing in this Agreement shall require any party to take or agree to take any action with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon the Closing. The parties acknowledge and agree that Purchaser shall control and direct, and the Seller will cooperate reasonably, subject to applicable Law, with such direction and control, all strategy and decisions with respect to obtaining all Consents from any Governmental Authority in connection with the Transactions, including all filings (including where to file and the timing of such filings) and any withdrawals and/or refiling thereof, strategies, processes, negotiations of settlements (if any), and related proceedings contemplated by this Section 7.01, provided that Purchaser shall consult with and consider in good faith the views of the Seller regarding the form and content of any such filings, withdrawals, refilings, strategies, processes, negotiations and related proceedings.
(c)    Each of the parties hereto shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing, submission or written communication with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Transactions, including any proceeding initiated by a private person, and allow the other party to review in advance and consider in good faith the views of the other party with respect to such filing, submission, or written communication, (ii) keep the other parties hereto informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, the FTC, the DOJ or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private Person, in each case regarding any of the Transactions, (iii) subject to applicable Laws relating to the exchange of information, and to the extent reasonably practicable, consult with the other parties hereto with respect to information relating to the other parties hereto and their respective Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third Person or any Governmental Authority in connection with the Transactions, and (iv) to the extent permitted by the FTC, the DOJ or such other applicable Governmental Authority or other Person, give the other parties hereto reasonably prompt notice of, and the reasonable opportunity to attend and participate in, such meetings and conferences.
(d)    Notwithstanding anything to the contrary in Section 2.04, Purchaser and Seller shall cooperate and shall cause their Affiliates to cooperate using their respective commercially reasonable efforts to transfer, assign, obtain, or to cause to be transferred, assigned or obtained, prior to the Closing or as soon as practicable thereafter, all Environmental Permits, including any Environmental Permit necessary for Purchaser to own, operate or occupy the Business or the Transferred Assets. In furtherance of the foregoing, (i) during the period commencing on the date hereof and continuing until six (6) months after the Closing Date, each of Purchaser and Seller shall provide or cause to be provided to the other party all commercially reasonable assistance as is reasonably requested in connection with transferring, assigning, obtaining or securing (and/or terminating, if required by Law or Environmental Law) any such Environmental Permits, and (ii) if any Environmental Permits are not transferred, assigned, obtained or secured prior to the Closing, pending the earlier of obtaining of such Environmental Permit and the expiration of such six (6) month period, Purchaser and Seller shall use commercially reasonable efforts to cooperate in any lawful and reasonable arrangement under which Purchaser shall obtain the benefit of and bear the burdens and obligations of ownership of any such Environmental Permits held by Seller in connection with the ownership or operation of the Business or the Transferred Assets; provided, that Seller shall not be required to pay any consideration therefor or to commence any litigation or offer or grant any accommodation (financial or otherwise) to any third party; provided, further, that, subject to and without in any way limiting Seller’s obligations pursuant to Section 10.02 (including as they relate to Legacy Environmental Release Liabilities), Purchaser shall indemnify, defend and hold harmless the Seller Indemnitees from and against any and all Losses arising out of or relating to any Environmental Permit held by Seller for the benefit of Purchaser pursuant to any arrangement established pursuant to clause (ii). Seller’s obligations regarding Environmental Permits pursuant to this Section 7.01(d) shall cease six (6) months after the Closing Date, at which point Seller will be deemed to have fulfilled all related requirements under this Section 7.01(d) of the Agreement and under no circumstances shall the Purchase Price be reduced or the Seller Group be subject to any Liability on account of the failure to obtain any Environmental Permit pursuant to this Section 7.01(d).
(e)    Notwithstanding anything to the contrary in this Agreement, no member of the Seller Group shall have any obligation to pay money or offer or make any concession or grant any accommodation (financial or otherwise) to any Governmental Authority or other third party in connection with the performance of their respective obligations under this Section 7.01 or Section 2.04.

Section 7.02    Public Announcements.
(a)    Seller and Purchaser agree that the initial press release to be issued with respect to the Transactions following execution of this Agreement shall be in the form agreed to by the parties (the “Announcement”). Purchaser and the Seller shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any other press release or other public statements with respect to the Transactions, and shall not issue any such press release or make any such public statement without the prior consent of the other party; provided, that in the event that such press release or other public statement shall be required by applicable Law, Judgment or the applicable rules and regulations of any national securities exchange or national securities quotation system, then the disclosing party shall be required to consult with the other party and give such other party a reasonable opportunity to review and comment on such public statement prior to its release to the extent permitted by Law or such other applicable rules and regulations. Notwithstanding the forgoing, this Section 7.02 shall not apply to any press release or other public statement made by any party hereto which is consistent with the Announcement and the terms of this Agreement and does not contain any information relating to the Transactions that has not been previously announced or made public in accordance with the terms of this Agreement.
(b)    Each party agrees that the terms of this Agreement shall not be disclosed or otherwise made available to the public, and that copies of this Agreement shall not be publicly filed or otherwise made available to the public, except where such disclosure, availability or filing is required by applicable Law or the rules and regulations of any applicable stock exchange (and only to the extent required by such Law or rules and regulations of the applicable stock exchange, as applicable). In the event that such disclosure, availability or filing is required pursuant to the immediately preceding sentence, each party agrees to use its commercially reasonable efforts to obtain “confidential treatment” of this Agreement with the applicable Governmental Authority and to redact (to the extent permissible) such terms of this Agreement as the other party shall reasonably request. For the avoidance of doubt, Seller and Purchaser acknowledge and agree that Purchaser may provide general information about the subject matter of this Agreement to its existing and prospective investors in connection with customary fund raising, marketing, informational or reporting activities; provided, that (i) other than financial information that is publicly available (including pursuant to this Section 7.02), any financial information shall be aggregated with other financial information and not provided or disclosed on a stand-alone basis, and (ii) all such existing and prospective investors must have entered into a commercially reasonable confidentiality agreement prior to receiving any confidential information regarding the Transactions. Without in any way limiting the foregoing restrictions, from and after the date hereof until the earlier of the termination of this Agreement and the Closing, the Seller shall not, and shall cause its Affiliates not to, make any broad-based announcements regarding the Transactions (i) to any customers, suppliers or other business relationships without Purchaser’s prior written consent (not to be unreasonably withheld, conditioned or delayed) or (ii) to any employees, in each case of this clause (ii), without first providing Purchaser with a draft of such announcement at least two (2) Business Days prior to making such announcement and considering in good faith whether to implement any reasonable comments provided by Purchaser in respect thereof; provided, that, for the avoidance of doubt, (A) Seller shall be permitted to make an announcement pursuant to the immediately preceding clause (ii) without considering Purchaser’s reasonable comments if Purchaser does not provide its comments within two (2) Business Days of receipt of the draft announcement, (B) responses to one-off questions from employees, suppliers, customers or other business relationships shall not be subject to clause (i) or (ii) above, in each case, so long as such responses are not reasonably expected to be adverse to Purchaser or Gemspring and do not portray Purchaser or Gemspring in a negative light, and (C) Seller shall be permitted to make an announcement without complying with its obligations under clause (i) or (ii) above if such announcement is the same as, or substantially similar to, broad-based investor relation announcements or any announcement previously agreed to by Purchaser in writing.
Section 7.03    Access to Information; Confidentiality; Separation Matters.
(a)    Subject to applicable Law, between the date of this Agreement and the earlier of the Closing and the valid termination of this Agreement pursuant to Section 9.01, upon reasonable notice, the Seller shall, and shall cause the other members of the Seller Group to, afford to Purchaser and its Representatives (including, for purposes of this Section 7.03, the Financing Sources) reasonable access during normal business hours to the Transferred Assets, the Shared Contracts and Other Records (other than with respect to Records to the extent relating to the negotiation and execution of this Agreement or any other Transaction Document or any proposals from other parties relating to any alternative transactions), and the Seller shall, and shall cause the other Seller Entities to, furnish to Purchaser and its Representatives (including, for purposes of this Section 7.03, the Financing Sources) such information to the extent relating to the Business as Purchaser may reasonably request, in each case for the primary purposes of transition and integration planning or any other proper and reasonable purpose (other than any Records covered by Section 2.02(b)(v)), including to facilitate the cooperation in connection with the Debt Financing contemplated by Section 7.19(e); provided, that Purchaser and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the conduct of the Business and the Retained Businesses; provided, further, that no Seller Entity shall be obligated to provide such access or information if the Seller determines, in its reasonable and good faith judgment based on an opinion of outside or inside counsel, that doing so would (x) result in the disclosure of trade secrets or competitively sensitive information of any of the Retained Businesses, (y) violate applicable Law or an applicable Judgment (but, if such Judgment is in effect on the date hereof, only if such Judgment is set forth on Section 7.03(a) of the Disclosure Letter), or (z) jeopardize the protection of an attorney-client privilege, attorney work product protection or other legal privilege; provided, further, that the foregoing restrictions shall not apply to any access or disclosures in connection with the matters described on Annex 7.21. In any such event, the Seller shall promptly notify Purchaser of any such information withheld for any such reason, and the parties shall use their commercially reasonable efforts to develop an arrangement to communicate, to the extent feasible, the applicable information or a portion thereof in a manner that would not (i) result in the disclosure of such trade secrets or competitively sensitive information, (ii) violate applicable Law or Judgment, or (iii) waive such privilege or protection. Notwithstanding any provision to the contrary in this Agreement, Purchaser shall have no right to conduct any intrusive, invasive or subsurface investigation or sampling of any environmental media or building materials at any Transferred Real Property without Seller’s prior written consent. All requests for information made pursuant to this Section 7.03 shall be directed to the executive officer or other Person designated by the Seller.
(b)    Until the Closing, all information provided by the Seller pursuant to Section 7.03(a) that constitutes Evaluation Information (as defined in the Confidentiality Agreement (as defined below)) will be subject to the terms of the letter agreement dated as of May 10, 2024 by and between the Seller and Gemspring Capital Management, LLC (“Gemspring” and such agreement, the “Confidentiality Agreement”). Effective upon, and only upon, the Closing, the confidentiality provisions of the Confidentiality Agreement shall terminate with respect to information relating to the Business; provided, that Purchaser acknowledges that its obligations of confidentiality and non-disclosure with respect to any and all other information provided to it by or on behalf of any member of the Seller Group or any of their respective Representatives concerning the Retained Businesses, any member of the Seller Group or any of their respective Representatives shall continue to remain subject to the terms and conditions of the Confidentiality Agreement for so long as the Confidentiality Agreement remains in effect in accordance with its terms.
(c)    For a period of five (5) years from the Closing Date, the Seller shall, and shall cause its Representatives to, hold in confidence and not to disclose, release or use without the prior written consent of Purchaser, any and all Business Confidential Information; provided that the foregoing restriction shall not apply to information (i) that becomes available on a non-confidential basis to the Seller or any of its Affiliates from and after the Closing from a third-party source that is not known by the Seller or its applicable Affiliates to be under any obligations of confidentiality with respect to such information, (ii) that is in the public domain or enters into the public domain through no fault of the Seller or any of its Affiliates, (iii) to the extent used by the Seller or any of its Affiliates to comply with the terms of this Agreement or any of the Transaction Documents or any other Contract between the Seller or any of its Affiliates, on the one hand, and Purchaser or any of its Affiliates, on the other hand, (iv) that is, following the Closing, independently derived by the Seller or any of its Affiliates without the use of such Business Confidential Information or (v) subject to the immediately following sentence, that Seller or any of its Affiliates is required by Law or required, or requested pursuant to legal or regulatory process to disclose. In the event that the Seller or any of its Affiliates is required by Law or required or requested pursuant to legal or regulatory process to disclose such information, the Seller shall reasonably promptly notify Purchaser in writing unless not permitted by Law or such legal or regulatory process to so notify, which notification shall include the nature of such legal or regulatory requirement or request, as applicable, and the extent of the required or requested disclosure, and will use commercially reasonable efforts to cooperate with Purchaser, at Purchaser’s expense, to preserve to the extent reasonably practicable the confidentiality of such information.
(d)    Seller shall, and shall cause the other Seller Entities to, and shall use its commercially reasonable efforts to cause its and their respective Representatives to, cooperate with the reasonable requests of Purchaser, in each case, at Purchaser’s sole cost and expense, to assist Purchaser with its preparation of the audited combined financial statements of the Business for the 2024 fiscal year (the “2024 Audited Financial Statements”) to the extent that such cooperation is reasonably necessary for Purchaser and its Representatives to prepare the 2024 Audited Financial Statements (it being understood that Purchaser may have books, records and other pertinent information necessary to prepare the 2024 Audited Financial Statements); provided, that (A) such cooperation shall only relate to the period ending as of 11:59 p.m., New York City time on the Closing Date, (B) the Seller Entities shall not be required to provide, or provide access to, (1) any information that is not readily available to them or (2) any officer or employees of any Seller Entity, except for officers, management employees and other employees that would be reasonably necessary to prepare the 2024 Audited Financial Statements (if any), in each case, during working hours with reasonable advance notice, or (3) any books or records of any Seller Entity to the extent that they are not related to the Business, the Transferred Assets, the Shared Contracts or the Assumed Liabilities, (C) the Seller Entities and their accountants shall not be required to provide any audit opinion, certification or representation letters and (D) notwithstanding anything to the contrary in this Agreement, (x) the Seller Entities and their respective Representatives shall have no liability (except for fraud) with respect to the information contained in such financial statements or responsibility for whether such financial statements present fairly, in all material respects, the combined financial position and the combined results of operations of the Business, as of the dates or the periods included in such financial statements and (y) Purchaser shall indemnify and hold harmless the Seller Indemnitees from and against any and all Losses arising out of or relating to the efforts and actions taken by the Seller Entities or their Representatives pursuant to this Section 7.03(d), except in the case of fraud, gross negligence, willful misconduct or bad faith.
(e)    As promptly as possible following the date hereof until the earlier of the Closing and the termination of this Agreement in accordance with Article IX, Purchaser and Seller, as applicable, shall act in accordance with Section 7.03(e) of the Disclosure Letter.
Section 7.04    Employee and Permits Schedule Updates. Prior to the Closing Date, the Seller may deliver to Purchaser an updated (a) Section 1.01(b) of the Disclosure Letter setting forth updates to the list of employees thereon who constitute Business Employees or (b) Section 2.02(a)(v) of the Disclosure Letter setting forth updates to the list of assets thereon which constitute Transferred Permits; provided, that such updates shall reflect only, (i) in the case of Section 1.01(b) of the Disclosure Letter, the addition or deletion of individuals to reflect whether or not they are primarily engaged in the Business as a result of an action not prohibited by Section 6.01(b)(v) and (ii), in the case of Section 2.02(a)(v) of the Disclosure Letter, (A) assets acquired by a member of the Seller Group for use by the Business after the date hereof, (B) the disposition of assets listed on such sections of the Disclosure Letter as of the date hereof in the ordinary course of business or otherwise in a manner not prohibited by this Agreement or (C) the identification by the Seller after the date hereof of assets reasonably necessary for the operation of the Business. Sections 1.01(b) or 2.02(a)(v) of the Disclosure Letter, if and as updated in accordance with this Section 7.04, shall set forth the Business Employees and Transferred Permits, respectively, for all purposes of this Agreement from and after the date of delivery thereof by the Seller.
Section 7.05    Insurance. As of the Closing, the Business, the Transferred Assets, the Assumed Liabilities and the Transferred Employees shall cease to be insured by the insurance policies of the Seller Group or by any of their respective self-insurance programs and the coverage under all insurance policies or self-insurance programs, including those relating to the Business, the Transferred Assets and the Assumed Liabilities, arranged or maintained by any member of the Seller Group shall not be for the benefit of Purchaser or any of its Affiliates. The Seller may, to be effective at the Closing, amend any insurance policies and ancillary arrangements in the manner they deem appropriate to give effect to this Section 7.05; provided, that the Seller shall not, and shall cause its Affiliates not to, take any action that would cause the Business, the Transferred Assets, the Assumed Liabilities and the Transferred Employees to no longer be eligible for coverage under the Retained Policies (as defined below) in respect of Pre-Closing Occurrences. The parties acknowledge that Purchaser and its applicable Affiliates may be entitled to the benefit of coverage under the insurance policies of the Seller Group (the “Retained Policies”) with respect to acts, facts, circumstances or omissions occurring prior to the Closing (“Pre-Closing Occurrences”). For any Pre-Closing Occurrences, from and after the Closing, at Purchaser’s written request, the Seller will, and will cause the other members of the Seller Group to, take commercially reasonable actions as may be necessary or advisable to assist Purchaser and such Affiliates in making claims under the Retained Policies in respect of Pre-Closing Occurrences (which claims, for the avoidance of doubt, shall be made by Seller or another member of the Seller Group on behalf of Purchaser or the Business). With respect to claims for Pre-Closing

Occurrences made pursuant to this Section 7.05 (or pending as of the date of this Agreement), (a) the Seller shall provide Purchaser with a copy of the applicable Retained Policy (which Retained Policies shall not be disclosed to any third Person without Seller’s prior written consent) and Purchaser shall, and shall cause its Affiliates to, comply with the terms of the applicable Retained Policy and (b) each party shall, and shall cause its Affiliates to, use commercially reasonable efforts to obtain the benefit of the applicable insurance coverage and pay such benefit, if any, to Purchaser. Purchaser shall exclusively bear the amount of (i) any “deductibles” or net retentions associated with such claims and (ii) any out-of-pocket costs and expenses incurred by Purchaser or its Affiliates with respect to such claims to the extent they are not covered under the relevant Retained Policies. Purchaser shall promptly reimburse any applicable member of the Seller Group for any reasonable and documented out-of-pocket costs and expenses incurred by them in connection with the provisions of this Section 7.05. Subject to the rest of this Section 7.05, Purchaser acknowledges and agrees that it is Purchaser’s sole responsibility to arrange for its own insurance policies or self-insurance programs with respect to the Business, the Transferred Assets, the Assumed Liabilities and the Transferred Employees covering all periods prior to and following the Closing and, without prejudice to any right to indemnification pursuant to this Agreement or any other Transaction Documents, agrees not to seek, through any means, to benefit from any of the insurance policies of the Seller Group which may provide coverage for claims relating in any way to the Business, the Transferred Assets, the Assumed Liabilities or the Transferred Employees.
Section 7.06    Employee Matters.
(a)    Employee Information. To the extent permitted by applicable Law and as soon as practicable after the date of this Agreement, the Seller shall update, and provide to Purchaser, an updated Section 4.12(b)(i) of the Disclosure Letter (which Section 4.12(a)(i) of the Disclosure Letter will also include identification of any positions which have become vacant since the date of this Agreement), and the Seller shall update Section 4.12(a)(i) of the Disclosure Letter on a monthly basis prior to the Closing Date to reflect new hires, leaves of absence, employment terminations, vacancies and any other material changes thereto and provide copies of such updated lists and information to Purchaser, with a final Section 4.12(b)(i) of the Disclosure Letter delivered to Purchaser no later than fifteen (15) Business Days prior to the Closing.
(b)    Offers of Employment. Not less than five (5) Business Days prior to the Closing, Purchaser or one of its Affiliates (x) shall offer employment, effective as of the Closing Date, to (A) each Business Employee covered by a CBA, and (B) each Business Employee not covered by a CBA other than those Business Employees listed in Section 7.06(b) of the Disclosure Letter, and (y) may, in its sole discretion, offer employment, effective as of the Closing Date, to any Business Employee listed in Section 7.06(b) of the Disclosure Letter, in each case in accordance with this Agreement (each such employee who receives an offer of employment, an “Offer Employee”). Offers pursuant to this Section 7.06(b) shall (i) be, for Offer Employees covered by a CBA, the same position as held by each such Offer Employee immediately prior to the Closing Date, (ii) be at the same or nearby geographic work locations to those as of the Closing Date consistent with Section 7.06(b), (iii) contain language designed to avoid triggering severance or notice pay from Seller in connection with separation from employment with Seller, and (iv) be contingent on the Closing. Seller shall, and shall cause the other Seller Entities to, work and cooperate with Purchaser and its designated Affiliates in good faith to coordinate and effectuate the timely distribution of employment offers to Offer Employees and Seller shall not, and shall cause its Affiliates not to, encourage or persuade any Offer Employee not to accept such offers in their communications with such individuals.

With respect to any Offer Employee who, as of the Closing Date, is (or will be) on approved leave of absence from work with the Seller or its Affiliates (each, an “Inactive Employee”), Purchaser shall, upon such Inactive Employee’s presenting himself or herself for active employment with Purchaser, provide such Inactive Employee with an offer of employment on terms and conditions consistent with this Section 7.06; provided, however, that such Inactive Employee must present himself or herself to Purchaser for active employment within 180 days of the Closing Date. The Seller shall promptly notify Purchaser of the occurrence and end of any such leave of absence if such information is provided to Seller or any of its Affiliates. In the case of any Inactive Employee who becomes a Transferred Employee on or after the day following the Closing Date, all references in this Agreement to the “Closing” and the “Closing Date” (other than in this Section 7.06(b), the first sentence of Section 7.06(c)(v), the first sentence of Section 7.06(c)(vii), the first sentence of Section 7.06(d)(i), Section 7.06(h) and Section 7.06(i)) shall be deemed to be references to the time and date on which such individual becomes a Transferred Employee.
(c)    Compensation and Employee Benefits.
(i)    Compensation and Benefits Comparability. With respect to Transferred Employees, for a period of twelve (12) months following the Closing Date, or until employment terminates, if sooner (the “Continuation Period”), Purchaser shall cause its Subsidiaries to provide: (A) base salary or base wage rates that are no less favorable than the rates in effect for each such Transferred Employee immediately prior to the Closing, (B) target annual cash bonus opportunities that are no less favorable in the aggregate than those in effect for each such Transferred Employee immediately prior to the Closing, (C) other employee benefits (excluding any defined benefit pension benefits, retiree or post-termination health or welfare benefits or any severance, equity or equity-based, nonqualified deferred compensation, retention bonus, incentive, change in control or transaction compensation or arrangements, collectively, the “Excluded Benefits”) that, in the aggregate, are substantially comparable to the employee benefits in effect for the Transferred Employees immediately prior to the Closing under the Seller Benefit Plans set forth on Section 4.11(a) of the Disclosure Letter (other than the Excluded Benefits), and (D) with respect to Transferred Employees whose employment is involuntarily terminated by Purchaser or its Affiliates without “cause” (and not due to the Transferred Employee’s death or disability) during the Continuation Period, cash severance benefits that are no less favorable in the aggregate than either, as determined in Purchaser’s reasonable discretion, those (x) that would have been provided to each such Transferred Employee in connection with such a termination by Seller or its Affiliates under the existing terms as of the date hereof of the applicable Seller Benefit Plan that is set forth on Section 7.06(c)(i) of the Disclosure Letter, or (y) provided by Purchaser to similarly-situated employees upon such termination. Without limiting the generality of this Section 7.06(c)(i) or Purchaser’s obligations hereunder, with respect to Transferred Employees covered by any CBA, effective from and after the Closing Date, Purchaser and its Affiliates shall comply with applicable Law concerning such CBA in the context of this Agreement.
(ii)    Service Credit. With respect to Transferred Employees, from and after the Closing Date, Purchaser shall or shall cause its Affiliates to, provide credit (without duplication) to each Transferred Employee for his or her service recognized by the Seller and its Affiliates and their respective predecessors before the Closing Date for purposes of eligibility to participate, vesting of defined contribution retirement benefits, and level of vacation and paid time off and severance entitlements to the same extent and for the same purposes as such service was credited under the comparable Seller Benefit Plan in which such Transferred Employee participated immediately prior to the Closing Date, provided, that such service shall not be recognized for purposes of benefit accrual under any defined benefit pension plan or retiree medical plan or to the extent that such recognition would result in a duplication of benefits or for purposes of any frozen or discontinued Seller Benefit Plan or any frozen or discontinued portion of a Seller Benefit Plan.
(iii)    Severance or Other Termination Liabilities. Purchaser or its Affiliates shall bear all the Liabilities relating to, and shall indemnify and hold harmless the Seller Indemnitees from and against any claims relating to the employment, compensation or benefits of any Transferred Employee after the Closing Date, including in respect of any act or omission relating to the employment of any Transferred Employee after the Closing Date. For the avoidance of doubt, Seller shall retain all the Liabilities relating to, and shall indemnify and hold harmless the Purchaser and its Affiliates from and against any claims relating to, the employment, compensation or benefits of any Business Employees who do not become Offer Employees, including claims for severance or other termination-related pay, but excluding any other claims arising out of or relating to Purchaser’s decision not to offer employment to such Business Employee(s).
(iv)    Welfare Plans. Purchaser shall cause its Subsidiaries to, use commercially reasonable efforts to waive pre-existing conditions, exclusions or waiting periods under the benefit plans that are group health or welfare plans of Purchaser or its Subsidiaries to the extent such condition or exclusion would not have been applicable to the Transferred Employee under the comparable Seller Benefit Plan prior to the Closing Date during the plan year in which the Closing occurs. With respect to the plan year during which the Closing occurs, Purchaser shall cause its Subsidiaries to use commercially reasonable efforts to provide each Transferred Employee with credit for deductibles and out-of-pocket requirements paid prior to the Closing Date and credited to such person under the Seller Benefit Plan that is a group health plan in satisfying any applicable deductible or out-of-pocket requirements under the comparable group health plan of Purchaser or its Subsidiaries in which such Transferred Employee is eligible to participate following the Closing Date. The Seller Group shall be solely responsible for complying with the requirements of Section 4980B of the Code with respect to any “M&A qualified beneficiary” as that term is defined in Treasury Regulation Section 54.4980B-9.
(v)    Workers Compensation. The Seller and its Affiliates shall be responsible for all claims for workers compensation benefits that are incurred prior to the Closing Date by any Transferred Employee. Purchaser and its Affiliates shall be responsible for all claims for workers compensation benefits that are incurred on or after the Closing Date by any Transferred Employee. A claim for workers compensation benefits shall be deemed to be incurred when the event giving rise to the claim (the “Workers Compensation Event”) occurs. If the Workers Compensation Event occurs over a period both preceding and following the Closing Date, the claim shall be the joint responsibility and liability of the Seller and Purchaser and shall be equitably apportioned between the Seller and Purchaser based upon the relative periods of time that the Workers Compensation Event transpired preceding and following the Closing Date.

(vi)    Flexible Spending Accounts. As soon as reasonably practicable after the Closing Date, (i) Seller shall, or shall cause its Affiliates to, transfer to Purchaser or its applicable Subsidiary an amount in cash equal to the excess, if any, of the aggregate contributions to Seller Benefit Plan flexible spending reimbursement accounts (the “Seller’s Cafeteria Plan”) made by the Transferred Employees prior to the Closing Date for the plan year in which the Closing Date occurs over the aggregate reimbursement payouts made to the Transferred Employees prior to the Closing Date for such year from such plans, and (ii) Purchaser shall cause its Subsidiaries to, cause such amounts to be credited to each such Transferred Employee’s accounts under Purchaser’s Cafeteria Plan. In connection with such transfer, Purchaser shall honor and continue through the end of the calendar year in which the Closing Date occurs the elections made by each Transferred Employee under the Seller’s Cafeteria Plan in respect of the flexible spending reimbursement accounts that are in effect immediately prior to the Closing Date.
(vii)    Annual Bonuses. With respect to annual bonus opportunities provided under the applicable Seller Benefit Plan in effect as of the date hereof and set forth on Section 4.11(a) of the Disclosure Letter, the Seller shall, for any partial performance period for the fiscal year in which the Closing Date occurs, make a pro-rated annual bonus payment to each eligible Business Employee who is not an Inactive Employee as of, and who remains employed through, the Closing Date, which shall be pro-rated based on the number of calendar days that have elapsed during the calendar year that the Closing Date occurs from January 1 through the Closing Date. Seller shall, in consultation with Purchaser, determine such annual bonus amount using good faith methodology based on actual performance and individual performance through the Closing Date, in each case, in accordance with the terms of the applicable Seller Benefit Plan in effect as of the date hereof. Such pro-rated annual bonuses shall be paid no later than the date on which Seller pays annual bonuses to similarly situated other employees of Seller and its Affiliates. In the case of any Transferred Employee who is an Inactive Employee as of the Closing Date, Seller and its Affiliates will comply with all applicable Law relating to the payment, whether pro-rated or not, to such employee of a bonus with respect to the period that precedes the Closing Date.
(viii)    Vacation and Paid Leave. From and after the Closing Date, Purchaser shall, and shall cause its Affiliates to, assume and honor all accrued but unused vacation and other paid time-off of the Transferred Employees; provided, however, that to the extent required by applicable Law, Seller shall, or shall cause its Affiliates to, pay each Transferred Employee all of his or her accrued but unused vacation and other paid-time off upon such Transferred Employee’s termination of employment with Seller and its Affiliates.
(ix)    Business Benefit Plans. From and after the Closing Date, the Transferred Employees shall cease to be active participants in the Seller Benefit Plans that are not Assumed Benefit Plans.
(d)    Defined Contribution Plans.
(i)    Effective as of as soon as reasonably practicable after the Closing, Purchaser shall create or designate a defined contribution retirement plan that is intended to be qualified under Section 401(a) of the Code (the “Purchaser DC Plan”) for the benefit of the Transferred Employees who participated in one or more of the defined contribution retirement plans Seller Benefit Plans that are intended to be qualified under Section 401(a) of the Code immediately prior to the Closing Date (collectively, the “Business DC Plan”). Such Transferred Employees are referred to hereinafter as the “DC Employees”.
(ii)    The Purchaser DC Plan will accept “eligible rollover distributions” (as such term is defined under Section 402(c)(4) of the Code) in cash, but including notes corresponding to loans, that are elected by the Transferred Employees. Purchaser and the Seller will cooperate in order to facilitate any such distribution or rollover and to effect an eligible rollover distribution for those DC Employees who timely elect to rollover their account balances, including notes, directly into the Purchaser DC Plan. Effective as of the Closing Date, the Seller Group shall take, or cause to be taken, all necessary actions: (i) to cause all Transferred Employees to become fully vested in all account balances under the Business DC Plan; and (ii) to make to the Business DC plan all employer contributions that would have been made on behalf of the Transferred Employees had the Transactions not occurred, regardless of any service or end of year employment requirements, but prorated for the portion of the plan year that ends on the Closing Date.
(e)    Qualified Defined Benefit Plans. The Seller shall retain all Liabilities under each Seller Benefit Plan that is a defined benefit pension plan subject to Section 412 of the Code or Section 302 or Title IV of ERISA (a “Seller Qualified Plan”) in respect of benefits accrued thereunder by Transferred Employees prior to the Closing Date and shall make payments to Transferred Employees with vested rights thereunder in accordance with the terms of such plan and applicable Law. As of and following the Closing, Seller shall cause any Seller Qualified Plan to recognize future service of Transferred Employees with Purchaser or its Affiliates for purposes of determining eligibility for any early retirement or other subsidy. No assets or liabilities of any Seller Qualified Plan shall be transferred to a retirement plan maintained by Purchaser or any of its Affiliates.
(f)    Deferred Compensation Plans. The Seller shall retain all Liabilities under the Seller Deferred Compensation Plans in respect of benefits accrued thereunder by Transferred Employees prior to the Closing Date and shall make payments to Transferred Employees with vested rights thereunder in accordance with the terms of such Seller Deferred Compensation Plan and applicable Law. No Transferred Employee shall accrue any benefit under such plans in respect of service with Purchaser or any of its Affiliates after the Closing Date. No assets or liabilities of any Seller Deferred Compensation Plan shall be transferred to a plan maintained by Purchaser or any of its Affiliates.
(g)    Equity Compensation. The Seller shall retain all Liabilities under each Seller Benefit Plan in respect of all long-term cash incentive compensation arrangements, phantom equity and equity or equity-based compensation awards or arrangements (collectively, the “LTI Incentives”) held by any current or former Business Employee, which shall be treated in accordance with their terms; provided, that, the Seller shall take all necessary actions under the applicable Seller Benefit Plans to accelerate and vest all LTI Incentives for each of the Transferred Employees in a manner that complies with Section 409A of the Code.
(h)    Labor and Employment Law Matters. Seller shall, and shall cause its applicable Affiliates to, fully comply with applicable Law and the terms of each CBA, if any, with respect to any notice, consultation, bargaining, or similar obligation owed to each union, labor board, employee group, or Governmental Authority. Purchaser or its applicable Affiliate shall assume each CBA and in accordance with Section 2.03(a)(x) herein shall, or shall cause its Affiliates to, be responsible for all Liabilities arising under any CBA so assumed to the extent such Liabilities arise after the Closing. The Seller shall regularly provide Purchaser with updates regarding the progress of all notifications, consultations and negotiations with each union, labor board, employee group and Governmental Authority regarding the effect, impact or timing of the Transactions. Purchaser shall similarly provide Seller with regular updates regarding the progress of all notifications, consultations and negotiations with each union, labor board, employee group and Governmental Authority regarding the effect, impact or timing of the Transactions. Notwithstanding anything in this Agreement to the contrary, the terms and conditions of employment for any Transferred Employee covered by a CBA shall be governed by the applicable CBA until the expiration, modification, or termination of such CBA in accordance with its terms or applicable Law.
(i)    Regulatory Matters. If any Business Employee requires a work permit or employment pass or other legal or regulatory approval for his or her employment with Purchaser or its Affiliates, Seller shall, and shall cause its Affiliates to, use their commercially reasonable efforts to cause any such permit, pass or other approval to be obtained and in effect prior to the Closing Date. Notwithstanding the foregoing, to the extent permitted by applicable Law and any applicable CBA, in the event an applicable work permit, pass or other approval for a Business Employee is not in place with Purchaser or its applicable Affiliate as of the Closing Date, such Business Employee shall be treated as an Inactive Employee hereunder and the parties shall reasonably cooperate to provide for the services of such Business Employee to be made available exclusively to Purchaser through an employee secondment, services or similar arrangement (to be negotiated in good faith by Seller and Purchaser for such service period until the applicable work permit, pass or other approval can be obtained); provided, that Seller shall, and shall cause its Affiliates to, continue to use their commercially reasonable efforts to obtain the applicable work permit.
(j)    WARN. With respect to the Transferred Employees, Purchaser shall, and shall cause each of its applicable Affiliates to, comply in all material respects with any notice or other requirements of the Worker Adjustment and Retraining Notification Act of 1988, as amended and any similar state or local Law (“WARN”), with respect to events occurring during the ninety (90) days after the Closing. The Seller shall, and shall cause each of their applicable Affiliates to, comply in all material respects with any notice(s) or other requirements of WARN, with respect to events occurring on or prior to the Closing.
(k)    Employment Records. As of the Closing Date, the Seller shall provide to Purchaser and its Affiliates copies of all employment Records for each Transferred Employee able to be provided to Purchaser and its Affiliates under applicable Law or as requested by Purchaser, including to establish payroll systems or employee benefit plans as of the Closing Date (the “Transferred Personnel Records”). The Seller shall be permitted to retain copies of such employment records, except where prohibited by applicable Law.
(l)    Payroll Reporting. Pursuant to IRS Revenue Procedure 2004-53, Purchaser and the Seller and their respective Affiliates shall apply the “standard” method for purposes of employee payroll reporting with respect to any Business Employee.
(m)    Communications. Prior to the Closing, any employee notices or communication materials (including website postings) from Purchaser or its Affiliates to the Business Employees, including notices or communication materials with respect to employment, compensation or benefits matters addressed in this Agreement or related, directly or indirectly, to the Transactions or employment thereafter, shall be subject to the prior review and reasonable comment of the Seller.
(n)    Contingent Labor. During the period prior to the Closing Date, the Seller Entities shall use commercially reasonable efforts to make individual independent contractors engaged by the Seller Entities in service to the Business available to Purchaser for the purpose of allowing Purchaser to interview each such contractor and determine the nature and extent of each such individual’s continuation with Purchaser, if any. The Seller Entities shall provide to Purchaser contact information for third-party service providers providing contingent personnel to the Business and reasonably cooperate in identifying and transferring such contingent work force to the extent requested by Purchaser.
(o)    Restrictive Covenants. The Seller Group agrees that, notwithstanding the terms of any noncompetition, customer non-solicit, or other restrictive covenant obligation between any member of the Seller Group and an Offer Employee, such Offer Employee shall be permitted to provide services to Purchaser and its Affiliates following the Closing, and no member of the Seller Group will seek to enforce the terms of any such restrictive covenant following the Closing with respect to such Offer Employee’s services to Purchaser or its Affiliates. The Seller Group hereby assigns all such restrictive covenant obligations relating to the Business in respect of Offer Employees to Purchaser and its applicable Affiliates, and Purchaser and its Affiliates have the right, but not the obligation, to enforce such restrictive covenant obligations; provided, however, that each applicable member of the Seller Group shall retain the right to enforce such restrictive covenant obligations with respect to any Business Employee’s activities other than services to Purchaser or its Affiliates.
(p)    No Third-Party Beneficiary Rights. This Section 7.06 is included for the sole benefit of the parties to this Agreement and does not and shall not create any right in any Person, including any current or former employee of the Seller or any of its Affiliates or any current or former Business Employee. Nothing contained in this Agreement (express or implied) (i) is intended to terminate, establish create or amend any benefit or compensation plan, policy or arrangement, or to require Purchaser or its Affiliates to terminate, establish, create, amend or maintain, any benefit or compensation plan, policy or arrangement or (ii) is intended to confer upon any individual any right to employment for any period of time, or any right to a particular term or condition of employment. No current or former employee of Sellers or any of its Affiliates or any Business Employee, including any beneficiary or dependent thereof, or any other Person not a party to this Agreement, shall be entitled to assert any claim or remedy against Purchaser, the Seller or any of its Affiliates under this Section 7.06.

Section 7.07    Post-Closing Access.
(a)    Purchaser agrees that it shall, and shall cause its controlled Affiliates to, preserve and keep the books of accounts and financial and other Records held by it relating to the Business (including accountants’ work papers) for a period of seven (7) years from the Closing Date; provided, that prior to disposing of any such Records after such period, the applicable Person shall provide written notice to the Seller of its intent to dispose of such Records and shall provide the Seller with the opportunity to take ownership and possession of such Records (at the Seller’s sole expense) within sixty (60) days after such notice is delivered. If the Seller does not confirm its intention in writing to take ownership and possession of such records within such sixty (60)-day period, the Person who possesses the records may proceed with the disposition of such records.
(b)    After the Closing, the Seller and Purchaser shall make, or cause to be made, all Records, Other Records and other information and all employees, in each case, relating to the Business prior to the Closing (including by making them available for interviews, review of files or pleadings, preparation and provision of witness statements, depositions, interrogatories, testimony, investigation and preparation in connection with any negotiations, legal or arbitration Action) available to the other, at such times, during normal business hours, and places as may be reasonably required by such party, and at the sole expense of the requesting party, (i) in connection with any audit or investigation of, insurance claims by, Actions or disputes involving, or governmental investigations of, the Seller or Purchaser or any of their respective Affiliates, (ii) in order to enable the Seller or Purchaser to comply with its obligations under this Agreement, any of the other Transaction Documents and each other agreement, document or instrument contemplated hereby or thereby or (iii) for any other reasonable business purpose relating to the Seller, Purchaser or any of their respective Affiliates, but excluding, in each case, any dispute between the Seller Group, on the one hand, and Purchaser or any of its Affiliates, on the other hand, except as would be required by applicable civil process or applicable discovery rules; provided, that the requesting or reviewing party and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the conduct of the Business or the Retained Businesses, as applicable; provided, further, that no party shall be obligated to provide such access or information if such party determines, in its reasonable judgment, that doing so would (A) violate applicable Law or (B) based on the opinion of outside counsel, jeopardize the protection of an attorney-client privilege, attorney work product protection or other legal privilege. In any such event, the parties shall use their commercially reasonable efforts to develop an arrangement to communicate, to the extent feasible, the applicable information or a portion thereof in a manner that would not (i) violate applicable Law or (ii) waive such privilege or protection; provided, that (A) the disclosing party shall not be required to incur any costs or expenses in connection therewith and (B) if the Seller is the disclosing party, the Seller may redact portions of any information provided pursuant to this Section 7.07(b) to the extent such portions relate exclusively to the Retained Businesses or the Excluded Assets. All requests for information made pursuant to this Section 7.07(b) shall be directed to the executive officer or other Person designated by the relevant disclosing party. Notwithstanding anything to the contrary in this Agreement or otherwise, in the event of any dispute between Purchaser or any of its Affiliates, on the one hand, and the Seller or any of its Affiliates, on the other hand, the applicable rules of discovery (and not this Section 7.07(b)) shall apply.

Section 7.08    Fees and Expenses. Whether or not the Transactions are consummated, and except as otherwise expressly provided in this Agreement (including, for the avoidance of doubt, Annex 7.21), each party will bear its respective fees, costs and expenses (other than Transfer Taxes, which are governed by Section 7.10(a)) incurred in connection with the preparation, negotiation, execution and performance of this Agreement or the Transactions (including legal, accounting and other professional fees). Without limiting the foregoing, Purchaser, on the one hand, and the Seller, on the other hand, shall each pay, when due, and be responsible for, fifty (50%) percent of, (a) any filing fees made pursuant to Section 7.01 (other than filing fees payable under the HSR Act), (b) any payments required to be made to obtain third party consents in connection with the Transactions (aside from payments made under the terms of a Contract which shall be borne solely by the Seller), (c) all fees and expenses related to the transfer of Transferred Intellectual Property and (d) all fees and expenses related to the recording and registration of title to the Transferred Assets. Notwithstanding anything to the contrary in this Agreement, Purchaser will pay and be solely responsible for (a) all filing fees payable under the HSR Act, (b) the premium and retention and all other costs and expenses that are payable to the underwriter or any broker related to the R&W Insurance Policy and (c) solely to the extent required and contemplated by Section 7.19(e), all reasonable and documented out-of-pocket costs and expenses incurred by Seller or any of its Affiliates in connection with the cooperation of Seller and its Affiliates under Section 7.19(e) related to the Financing.
Section 7.09    Intercompany Accounts; Affiliate Agreements.
(a)    Prior to the Closing, the Seller shall cause any amounts owed to or by any member of the Seller Group, on the one hand, from or to the Seller Entities with respect to the Business, on the other hand (other than pursuant to, or in accordance with, the Transaction Documents), to be canceled, settled or otherwise discharged without any further or continuing Liability on the part of Purchaser or any of its Affiliates (including with respect to the Business).
(b)    At or prior to the Closing, the Seller shall cause all Affiliate Agreements, Contracts entered into after the date hereof that would be an Affiliate Agreement if in effect as of the date hereof, and purchase orders for Products (as defined in the Supply Agreement) for a member of the Seller Group, other than any Transaction Document or any Contract listed on Section 7.09 of the Disclosure Letter, to be settled or terminated with respect to the Business prior to the Closing without any further or continuing Liability on the part of Purchaser, Seller or any of their respective Affiliates (including with respect to the Business), in each case, in a manner reasonably acceptable to Seller and Purchaser.

Section 7.10    Tax Matters.
(a)    Transfer Taxes. Purchaser shall use reasonable best efforts to produce and provide to Seller any applicable exemption certificate or other documentation necessary to reduce or eliminate any transfer, documentary, sales, use, value-added, stamp, registration and other similar Taxes or notarial fees (but excluding any Income Taxes of the Seller and Taxes imposed on or measured by gain of the Seller) imposed on the transfer of the Transferred Assets or the assumption of the Assumed Liabilities in connection with the transactions contemplated under this Agreement (collectively, “Transfer Taxes”). To the extent Transfer Taxes are nonetheless due, and notwithstanding anything herein to the contrary, each of Purchaser, on the one hand, and the Seller, on the other hand, shall pay (or otherwise bear) 50% of such Transfer Taxes; provided that if the Seller (or Purchaser) is required under applicable Law to pay any such Transfer Taxes, the Seller (or Purchaser) shall pay such Transfer Taxes and Purchaser (or Seller) shall promptly reimburse the Seller (or Purchaser) for such payment to the extent necessary such that each party bears payment of 50% of such Transfer Taxes. The party responsible under applicable Laws shall prepare and file all Tax Returns required to be filed with respect to all Transfer Taxes. If Purchaser or Seller will be entitled to receive a credit or refund for any particular Transfer Tax, they will either pay such amount initially or reimburse the other party.
(b)    Tax Cooperation. The Seller and Purchaser shall, and shall cause their respective Affiliates and Representatives to, reasonably cooperate in connection with the filing of any Tax Return or the conduct of any Tax Action, in each case with respect to the Transferred Assets, the Business or Transfer Taxes, which cooperation shall include using commercially reasonable efforts to supply any information in such Person’s possession that is reasonably requested in connection with any such Tax Return or Tax Action, provided that in no event (including pursuant to Section 7.07) shall the Seller be required to provide to any Person any Tax Return of a Seller Consolidated Group and neither Purchaser nor any of its Affiliates shall have any rights with respect to any Tax Action involving a Seller Consolidated Group.
(c)    Straddle Period Allocation. To the extent permitted or required by applicable Law, the taxable year of the Business that includes the Closing Date shall be treated as closing on (and including) the Closing Date. To the extent not permitted or required by applicable Law, for purposes of this Agreement, with respect to any Straddle Period, (A) in the case of Taxes that are imposed on a periodic basis (such as property Taxes) (“Prorated Taxes”), the amount of such Taxes allocable to the Pre-Closing Tax Period shall be equal to the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of calendar days in the entire Straddle Period, and (B) in the case of Taxes not described in clause (A), the amount of such Taxes allocable to the Pre-Closing Tax Period shall be computed as if such taxable period ended as of the end of the day on the Closing Date, provided that exemptions, allowances or deductions that are calculated on an annual basis (including, but not limited to, depreciation and amortization deductions) shall be allocated between the Pre-Closing Tax Period and the Post-Closing Tax Period in proportion to the number of days in each period.
(d)    Purchaser Covenants. Purchaser shall not, with respect to the Business or the Transferred Assets for a Pre-Closing Tax Period (a) make or change any Tax election, or (b) file or amend any Tax Return, in each case in a manner that would reasonably be expected to result in any increased Tax liability to Seller or reduction of any Tax asset of Seller in respect of any Pre-Closing Tax Period.

Section 7.11    Transfer of Intellectual Property; Seller Retained Trademarks.
(a)    For a period of twenty-four (24) months following the Closing Date, Seller shall host and maintain, or shall cause a third party to host and maintain, a web page in form and substance satisfactory to Purchaser in its reasonable discretion, which shall be served upon a user’s request for the “goodyearchemical.com” domain name, notifying users thereof of a web address identified by Purchaser for Purchaser’s website.
(b)    Except as expressly permitted in Section 7.11(c) or Section 7.11(d), on and after the Closing Date, none of Purchaser or any of its Affiliates shall use the Seller Retained Trademarks. Purchaser hereby acknowledges that all right, title and interest in and to the Seller Retained Trademarks are owned exclusively by the Seller Group, are Excluded Assets and all goodwill associated therewith shall inure solely to the benefit of the Seller Group.
(c)    With respect to the Seller Retained Trademarks displayed, engraved or embossed upon, or otherwise embedded in any items that are not for commercial sale, such as on displays and signs at the Transferred Real Property, employee uniforms, marketing collateral or advertising materials (all such items not for retail sale, collectively, “Non-Sales Items”), the Seller, on behalf of itself and its Affiliates, hereby grants to Purchaser a non-exclusive, non-transferable (except as set forth in Section 11.08), sublicensable (including through multiple tiers), worldwide, royalty-free, fully paid-up license and right to display such Seller Retained Trademarks upon or otherwise embedded in such Non-Sales Items for a period of twelve (12) months after the Closing Date, in substantially the same manner as displayed, engraved or embossed upon such Non-Sales Items as of the Closing Date (including with respect to size, color, proprietary rights designation, and otherwise). Upon expiration of the twelve (12)-month period, the Purchaser shall, and shall cause its Affiliates to, cover, repaint, take down, destroy, dispose of (in a manner satisfactory to the Seller) or replace any such Non-Sales Items that include the Seller Retained Trademarks so that there is no use or display of the Seller Retained Trademarks. All costs and expenses related to the removal of the Seller Retained Trademarks shall be borne by the Purchaser without reimbursement from the Seller.
(d)    For a period of eighteen (18) months after the Closing Date, the Purchaser may engage in the commercial sale of all Inventory included in the Transferred Assets that is in saleable condition and that has the Seller Retained Trademarks displayed, engraved or embossed upon them (or the packaging). Upon expiration of the eighteen (18)-month period, or earlier in the event the Purchaser decides to stop selling such Inventory that has the Seller Retained Trademarks displayed, engraved or embossed upon them (or the packaging) and dispose of such products, the Purchaser shall notify the Seller in writing and the parties shall cooperate in good faith to ensure mutually satisfactory disposal of such products at the Purchaser’s sole cost.
(e)    Upon expiration of the time periods set forth in Section 7.11(c) or Section 7.11(d), as applicable, the Purchaser shall, and shall cause its Affiliates to, not use any Seller Retained Trademarks, either alone or in combination with other words or logos confusingly similar to or embodying any of the foregoing. The Purchaser agrees that nothing in this Section 7.11(e) restricts or limits any use, licensing, disposition, or abandonment by any member of the Seller Group of the Seller Retained Trademarks. All goodwill associated with any use of the Seller Retained Trademarks will inure solely to the benefit of the Seller Group. Upon expiration of the time periods set forth in Section 7.11(c) or Section 7.11(d), as applicable, the Purchaser shall, and shall cause each of its Affiliates to, immediately cease all use of the Seller Retained Trademarks. Notwithstanding anything to the contrary contained herein, Purchaser and its Affiliates (i) shall have no obligation to modify or update any products or materials distributed or sold prior to the Closing Date to remove or prevent the continued inclusion or display of the Seller Retained Trademarks therein or thereon, and (ii) shall have the right to use Seller Retained Trademarks for internal purposes, in a non-trademark manner or otherwise in a manner that does not constitute trademark infringement, including for purposes of regulatory filings, describing the past ownership or affiliation of the Business, or for fair use, nominative use, or other uses not prohibited by applicable Law.
Section 7.12    [Reserved].
Section 7.13    Payments from Third Parties. In the event that, on or after the Closing, any member of the Seller Group, on the one hand, or Purchaser or any of its Affiliates, on the other hand, shall receive any payments or other funds due to the other pursuant to the terms of any of the Transaction Documents, then the party receiving such funds shall promptly forward such funds to the proper party. The parties acknowledge and agree there is no right of offset regarding such payments and a party may not withhold funds received from third parties for the account of the other party in the event there is a dispute regarding any other issue under any of the Transaction Documents. Following the date hereof, Seller shall, and shall cause its applicable Subsidiaries to, reasonably cooperate with Purchaser and its Affiliates in order to promptly (and, in any event, prior to the Closing) notify customers of the Business of the Business’ new bank account information that will go into effect as of the Closing.
Section 7.14    Further Assurances; Wrong Pockets. After the Closing, subject to the terms of this Agreement and the other Transaction Documents, each party shall, and shall cause its Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably requested by the other party in order to evidence or consummate the Transactions and comply with the terms of this Agreement and the other Transaction Documents. In furtherance of the foregoing, subject to Section 2.04, if after the Closing either Purchaser or the Seller becomes aware that any of the Transferred Assets or Assumed Liabilities have not been transferred to Purchaser or that any of the Excluded Assets or Retained Liabilities have been transferred to Purchaser, it shall promptly notify the other party and the parties hereto shall, as soon as reasonably practicable, ensure that such property or liability is transferred at the Seller’s expense with any necessary prior Consent, to:
(a)    the Purchaser (or such Person as the Purchaser designates), in the case of any Transferred Asset or Assumed Liability which was not transferred at the Closing; or
(b)    the Seller, in the case of any Excluded Asset or Retained Liability which was transferred at the Closing.
For the avoidance of doubt, no additional consideration shall be due in connection with the foregoing transfers. Until such time that Seller or any of its Affiliates transfers ownership of such Transferred Asset to Purchaser (or such Person that Purchaser designates) in accordance with this Section 7.14(a), Seller, on behalf of itself and its Affiliates, hereby grants to the Purchaser and its Affiliates (x) a non-exclusive, royalty-free, fully paid-up, worldwide, irrevocable, sub-licensable and transferable right and license (or sub-license, as the case may be) to fully use, practice and otherwise exploit such Transferred Asset, and (y) a covenant not to sue with respect to the Purchaser’s and its Affiliates’ use, practice and exploitation of any

Transferred Intellectual Property rights associated with such Transferred Asset, in each case under clauses (x) and (y), effective as of the Closing Date. Until such time that Purchaser or any of its Affiliates transfer ownership of such Excluded Asset to Seller in accordance with Section 7.14(b), Purchaser, on behalf of itself and its Affiliates, hereby grants to Seller and its Affiliates, (x) a non-exclusive royalty-free, fully paid up, worldwide, irrevocable, sub-licensable and transferable right and license (or sub-license, as the case may be) to fully use, practice and otherwise exploit such Excluded Asset, and (y) a covenant not to sue with respect to the Seller’s and its Affiliates use, practice and exploitation of any Intellectual Property (other than Transferred Intellectual Property) rights associated with such Excluded Asset, in each case under clauses (x) and (y), effective as of the Closing Date.
(c)    If at any time during the five (5)-year period after the Closing, (i) any member of the Seller Group receives (A) any refund or other amount which is a Transferred Asset or is otherwise properly due and owing to Purchaser in accordance with the terms of this Agreement or other Transaction Document or (B) any refund or other amount which is related to claims or other matters for which Purchaser is responsible hereunder, and which amount is not an Excluded Asset, or is otherwise properly due and owing to Purchaser in accordance with the terms of this Agreement or other Transaction Document, Seller promptly shall remit, or shall cause to be remitted, such amount to Purchaser; or (ii) Purchaser or any of its Affiliates receives (A) any refund or other amount which is an Excluded Asset or is otherwise properly due and owing to any member of the Seller Group in accordance with the terms of this Agreement or other Transaction Document, or (B) any refund or other amount which is related to claims or other matters for which Seller is responsible hereunder, and which amount is not a Transferred Asset, or is otherwise properly due and owing to any member of the Seller Group in accordance with the terms of this Agreement or other Transaction Document, Purchaser promptly shall remit, or shall cause to be remitted, such amount to Seller.
Section 7.15    Correspondence. From and after the Closing, (a) the Seller shall use commercially reasonable efforts to cause to be delivered promptly to Purchaser any mail or other communications received by any member of the Seller Group intended for the Business and (b) Purchaser shall use commercially reasonable efforts to cause to be delivered promptly to the applicable member of the Seller Group any mail or other communications received by Purchaser or any of its Affiliates intended for any member of the Seller Group or any Retained Businesses. The provisions of this Section 7.15 are not intended to, and shall not be deemed to, constitute an authorization by any member of the Seller Group, Purchaser or their respective Subsidiaries to permit acceptance of service of process on its behalf, and, from and after the Closing, none of the Seller Group, on the one hand, and Purchaser and its Affiliates, on the other hand, is or shall be deemed to be the agent of the other for service of process purposes.

Section 7.16    Bulk Sale. Purchaser hereby waives compliance by the Seller and any other member of the Seller Group with the provisions of any so called “bulk transfer laws” or similar Laws of any jurisdiction in connection with the Transactions.
Section 7.17    R&W Insurance. On the date hereof, Purchaser has bound a buyer-side representations and warranties insurance policy naming Purchaser as an insured and providing coverage for certain Losses incurred by Purchaser and its Affiliates related to this Agreement (the “R&W Insurance Policy”), a true and complete copy of which has been made available to the Seller. Purchaser acknowledges and agrees that, notwithstanding anything to the contrary contained herein, from and after the Closing, the R&W Insurance Policy (whether or not it is ultimately bound, and whether or not the R&W Insurance Policy is sufficient to cover any Losses of Purchaser or any of its Affiliates) shall be the sole and exclusive remedy of Purchaser and its Affiliates and its and their respective Representatives, successors and assigns of whatever kind and nature, at law, in equity or otherwise, known or unknown, which such Persons have now or may have in the future, resulting from, arising out of, or related to any inaccuracy or breach of any representation or warranty of the Seller contained in this Agreement or the certificates delivered pursuant to Section 8.02, and none of such Persons nor any other Person (including any insurer under the R&W Insurance Policy) shall have any recourse against the Seller or any of its Affiliates with respect thereto except with respect to Fraud and, for the avoidance of doubt, any other rights to indemnification under Article X. The premium and retention and all other costs and expenses related to the R&W Insurance Policy that are payable to the underwriter or any broker shall be borne solely by Purchaser. Purchaser shall cause the R&W Insurance Policy to exclude at all times any rights of subrogation against the Seller or any its Affiliates (other than in the case of Fraud) and Seller shall be a third-party beneficiary of that waiver under the R&W Insurance Policy. Purchaser agrees that, from and after the issuance of the R&W Insurance Policy, it will not amend, modify, terminate or waive, any provision of, or introduce any provision to, the R&W Insurance Policy in any manner that would permit the insurer under the R&W Insurance Policy to be subrogated or that would otherwise reasonably be expected to adversely impact in any material respect the Seller or any of its Affiliates without Seller’s express prior written consent. Purchaser will not novate, or otherwise assign its rights under the R&W Insurance Policy; provided, that Purchaser shall have an absolute right, without Seller’s express prior written approval, to assign its rights under the R&W Insurance Policy, in whole or in part, at any time to an Affiliate of Purchaser or to any successor to Purchaser by merger, consolidation or reorganization so long as such assignment does not adversely impact Seller in any material respect.
Section 7.18    Litigation Cooperation; Certain Settlements. The Seller shall deliver to Purchaser at Closing all Records (other than Records that constitute attorney work product to the extent relating to an ongoing or threatened Action that is an Excluded Business Claim) in the possession of any member of the Seller Group relating to each ongoing Action (whether pending, threatened or presently asserted) on the Closing Date to the extent primarily or exclusively related to the Business; provided, that (i) upon the Seller’s reasonable request, Purchaser shall enter into one or more joint defense agreements or similar agreements with the Seller or its designees, each in a form reasonably acceptable to the Seller and Purchaser, prior to the Seller delivering any such Records that are subject to attorney work product protection or attorney-client or other established legal privilege, (ii) the Seller shall be permitted to redact any such Records to the extent they are not reasonably separable from Records that do not constitute Transferred Records and (iii) the Seller shall be permitted to retain copies of all such Records.

Section 7.19    Financing.
(a)    Prior to the earlier of the Closing and the termination of this Agreement in accordance with Article IX, Purchaser shall use reasonable best efforts to take, or cause to be taken, all appropriate actions and do, or cause to be done, all things necessary to arrange and obtain the Financing on or prior to the Closing Date on the terms (including any market flex provisions) and subject only to the conditions described in the Financing Commitment Letters, including (i) using reasonable best efforts to negotiate and enter into definitive financing agreements (the “Definitive Agreements”) with respect to the Debt Financing on terms no less favorable to Purchaser than the terms, and subject only to the conditions contained, in the applicable Debt Commitment Letter (including any market flex provisions), (ii) to comply in all material respects with the Financing Commitment Letters to the extent compliance therewith is within Purchaser’s direct or indirect control, (iii) to not permit, without the prior written consent of Seller, any amendment to be made to any Financing Commitment Letter if such amendment would (x) reduce the aggregate amount of the proceeds from the Financing to be below the Required Funding Amount (except to the extent there is a corresponding increase in an Alternate Financing, in accordance with Section 7.19(d) below) or (y) impose new or additional conditions precedent to the receipt of any portion of the Financing; provided, that, for the avoidance of doubt, Purchaser may amend any Debt Commitment Letter in accordance with any market flex provisions thereof and/or to add lenders, lead arrangers, bookrunners, agents, managers or other entities thereto; provided, further, that Purchaser shall provide the Seller with copies of any such amendment reasonably promptly after the time such amendment is effective, (iv) to use reasonable best efforts to satisfy on a timely basis all of the Financing Conditions that are within its control, and (v) in the event the conditions in Article VIII and the Financing Conditions have been satisfied, or upon funding would be satisfied, to use reasonable best efforts to consummate the Financing contemplated by the Financing Commitment Letters (including any market flex provisions) at or before the Closing. Notwithstanding anything to the contrary contained in this Agreement, in no event shall the reasonable best efforts of Purchaser require or be deemed or construed to require Purchaser or its Affiliates to (I) seek equity financing from any source (other than the Equity Financing), (II) pay any fees in excess in any material respect of those contemplated by the applicable Debt Commitment Letter (including any market flex provisions set forth therein) as in effect on the date of this Agreement, (III) agree to any market flex provision materially less favorable to Purchaser than any market flex provisions contained in any Debt Commitment Letter as in effect on the date of this Agreement (in either case, whether to secure waiver of any conditions contained therein or otherwise), or (IV) disclose any information (x) in respect of which disclosure is prohibited by applicable material Law or (y) that is subject to attorney client or similar privilege or constitutes attorney work product.
(b)    Purchaser shall give Seller prompt written notice (i) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to result in a breach or default) by any party to the Financing Commitment Letters of which Purchaser becomes aware that would reasonably be expected to delay or prevent the Closing, (ii) of the receipt of any written notice or other written communication, from any Person with respect to any actual material breach, default, termination or repudiation by any party to the Financing Commitment Letters, (iii) in the event Purchaser believes in good faith that it will not be able to obtain any portion of the Financing such that the aggregate amount of the proceeds from the Financing will be below the Required Funding Amount, and (iv) of any termination of the Financing Commitment Letters.

(c)    Upon reasonable written request of the Seller, Purchaser shall keep Seller informed on a timely basis and in reasonable detail of the status of its efforts to arrange the Debt Financing.
(d)    If any portion of the Debt Financing becomes unavailable for any reason such that the aggregate proceeds from the Financing are insufficient to fund the Required Funding Amount, Purchaser shall use its reasonable best efforts to obtain alternative debt financing from the Financing Sources and/or from alternate sources (the “Alternate Financing”) on terms and conditions that are no less favorable in the aggregate to Purchaser than those contained in the applicable Debt Commitment Letter as in effect on the date hereof (including any market flex provisions related thereto) (in Purchaser’s reasonable judgment), except to the extent otherwise acceptable to Purchaser in its sole discretion; provided, that such Alternate Financing shall not be reasonably likely to delay the Closing. Purchaser shall promptly deliver to Seller complete and correct copies of all commitment letters and fee letters pursuant to which any Alternate Financing shall be made available to Purchaser at the Closing, except that any fee amounts, any market flex provisions and any other economic terms or other commercially sensitive terms identified by the applicable Financing Sources may be redacted; provided, that no such redacted provisions would adversely affect the conditionality or availability of the funding of the Debt Financing at the Closing.
(e)    Prior to the Closing, Seller shall, at the sole cost and expense of Purchaser, use its reasonable best efforts to provide, and shall cause its Affiliates and its and their respective Representatives to use reasonable best efforts to provide such assistance and cooperation in connection with the arrangement, syndication and consummation of the Debt Financing as may be reasonably requested by Purchaser and that is customary in connection with the arrangement of debt financing for transactions that are substantially similar to the Transactions (provided, that such requested cooperation does not (i) unreasonably interfere with the ongoing operations of Seller, any of its Affiliates and/or the Retained Businesses or (ii) cause any representation, warranty or covenant of Seller in this Agreement to be breached). Such assistance and cooperation shall include:
(i)    furnishing, or causing to be furnished, to Purchaser reasonably promptly such financial information and other pertinent information regarding the Business and Transferred Assets as may be reasonably requested in writing by Purchaser and/or the Financing Sources, which information is and shall remain Compliant, including (A) the financial information and other information requested in order to satisfy the conditions set forth in the Financing Commitment Letters, (B) the Financial Statements and (C) customary management representation and authorization letters (including customary representations with respect to accuracy of information and material non-public information);
(ii)    causing Seller and its Subsidiaries’ management teams, with appropriate seniority and expertise, to reasonably assist Purchaser in its preparation of lender and investor presentations, rating agency presentations, bank information memoranda, bank books, confidential information memoranda, marketing materials and other similar documents and materials customary for the Debt Financing;
(iii)    causing members of the Seller’s and its Subsidiaries’ management teams that are continuing in similar (or equivalent) roles with respect to the Business after Closing, with appropriate seniority and expertise, to participate in a reasonable number of lender presentations, drafting sessions, due diligence sessions and meetings with prospective providers of the Debt

Financing and ratings agencies, in each case, upon reasonable advance notice and at mutually agreed times;
(iv)    (A) causing members of the Seller’s and its Subsidiaries’ management teams that are continuing in similar (or equivalent) roles with respect to the Business after Closing, with appropriate seniority and expertise, to reasonably assist in the preparation and negotiation of the Definitive Agreements and (B) facilitating the execution and delivery at the Closing of the Definitive Agreements, including by requesting that appropriate officers be available upon reasonable notice to Purchaser and its counsel to sign any credit agreements, any guarantee and collateral agreements, any other Definitive Agreements and related customary officer’s certificates (including a certificate of an appropriate officer with respect to the solvency of the parties to the Debt Financing and their respective Subsidiaries), secretary’s certificates, perfection certificates, management representation and authorization letters and other documentation required by the Financing Sources as a condition to obtaining the Debt Financing and the Definitive Agreements (in each case (other than with respect to management representation and authorization letters) to be held in escrow pending the Closing, with the effectiveness of such signatures conditioned upon the consummation of the Closing) in anticipation of the Closing, and furnishing all information relating to the Business and the Transferred Assets to Purchaser to be included in any schedules to the Definitive Agreements or in any perfection certificates;
(v)    facilitating the pledging of, granting of security interests in (and perfection thereof), and otherwise granting of liens on, the property and assets of the Business and the Transferred Assets, including delivery of possessory collateral (such as certificated equity and promissory notes) within its possession to the Financing Sources at, and subject to the occurrence of, the Closing;
(vi)    at least five (5) Business Days prior to the Closing, providing all documentation and other information about the Business and Transferred Assets as is reasonably requested by the Financing Sources at least seven (7) Business Days prior to the Closing Date with respect to applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act and beneficial ownership regulations (including beneficial ownership certifications as under 31 C.F.R. § 1010.230);
(vii)    taking all reasonably requested formal corporate or similar actions, subject to the occurrence of the Closing, to permit the consummation of the Debt Financing and to permit the proceeds thereof to be made available on the Closing Date to fund the amounts required to be funded on the Closing Date pursuant to the terms hereof;
(viii)    cooperating with Purchaser’s legal counsel in connection with any legal opinions that such legal counsel may be required to deliver in connection with the Financing; and
(ix)    facilitating the closing of the asset-based revolving credit facility included in the Debt Financing as necessary and reasonably requested by Purchaser, including by (A) subject to the provisions of Section 7.03, permitting the Financing Sources to examine, evaluate, assess and audit the Business and the Transferred Assets to permit a reasonably detailed calculation of the borrowing base set forth in the ABL Commitment Letter prior to the Closing Date, (B) subject to the provisions of Section 7.03, assisting with and providing information and access with respect to third-party appraisals and field examinations in respect of the Transferred Assets included in the borrowing base set forth in the ABL Commitment Letter and (C) reasonably assisting Purchaser in setting up accounts and systems related to accounts receivables included in the borrowing base set forth in the ABL Commitment Letter; provided, that such reasonable assistance shall not include setting up any required bank accounts;
provided, that none of Seller or any of its Affiliates shall be required to (i) pay any commitment fee or other fee or incur any other Liability in connection with the Debt Financing except for (x) customary management representation and authorization letters and (y) any such payments or obligations for which Purchaser agrees to promptly reimburse or indemnify such Person, as the case may be, under this Agreement, or (ii) take any action that would be prohibited by any applicable Law or cause a default or material breach of any Material Business Contract. To the extent this Agreement is terminated and the Transactions contemplated hereby are not consummated, Purchaser shall promptly, upon written request by Seller, reimburse Seller for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket expenses of a single outside counsel to the Seller and its Affiliates, taken as a whole) incurred by Seller or any of its Affiliates in connection with the cooperation of Seller and its Affiliates under this Section 7.19(e); provided that Seller and its Affiliates (and not Purchaser) shall be responsible for (i) fees payable to the existing legal, financial or other advisors of Seller and its Affiliates with respect to services provided prior to the date hereof, (ii) any ordinary course amounts payable to existing employees of or consultants to Seller or any of its Affiliates with respect to services provided prior to the Closing and (iii) costs and expenses that would have been incurred by Seller or its Affiliates, as applicable, in connection with the transactions notwithstanding the obligations under this Section 7.19(e). Purchaser shall indemnify and hold harmless the Seller Indemnitees from and against any and all Losses, damages, claims, reasonable and documented out-of-pocket costs or expenses (including reasonable and documented out-of-pocket expenses of a single outside counsel to the Seller and its Affiliates, taken as a whole) suffered or incurred by any of them in connection with the cooperation provided by such Person under this Section 7.19, except to the extent arising from (i) any inaccuracy of any information furnished by or on behalf of the Seller Indemnitees, including any financial statements or information, or (ii) the gross negligence, Fraud, bad faith or willful misconduct of, or breach of this Agreement by the Seller Indemnitees.
(f)    The Seller and its Affiliates hereby consent to the fair and nominative use of their logos in connection with the Debt Financing, but only to the extent that such use (i) is not prohibited by applicable Law, and (ii) is reasonably necessary in connection therewith and such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Seller or its Affiliates or the reputation or goodwill of the Seller and its Affiliates.
(g)    For the avoidance of doubt and notwithstanding anything to the contrary in this Section 7.19, Purchaser acknowledges and agrees that, subject to Section 11.09(b), its obligation to consummate the Transactions on the terms and subject to the conditions set forth herein are not conditioned upon the availability or consummation of the Financing or receipt of the proceeds therefrom and reaffirms its obligation to consummate the Transactions irrespective and independently of the availability of the Financing, subject to fulfillment or waiver of the conditions set forth in Article VIII.

For purposes of this Section 7.19, the term “Financing” and the term “Debt Financing” shall, in each case, also be deemed to include any Alternate Financing and the term “Financing Commitment Letters” and the term “Debt Commitment Letter” or “Debt Commitment Letters” shall, in each case, also be deemed to include any commitment letter with respect to such Alternate Financing.
Section 7.20    Non-competition; Non-Solicitation.
(a)    Seller understands that Purchaser shall be entitled to protect and preserve the going concern value of the Business to the extent permitted by Law and that Purchaser would not have entered into this Agreement absent the provisions of this Section 7.20. Therefore, subject to the provisions of this Section 7.20, for a period of five (5) years from the Closing Date, Seller shall not, and Seller shall cause its Affiliates not to, directly or indirectly engage in the Business (such engagement, a “Competitive Activity”); provided, that it shall not be deemed to be a violation of this Section 7.20 for Seller or any of its Affiliates:
(i)    to invest in any Person which invests in, manages or operates a Competitive Activity, so long as Seller’s and its Affiliate’s investment is less than five percent (5%) (in the aggregate) of the outstanding ownership interest in such Person or less than Ten Million Dollars ($10,000,000) in the aggregate and none of Seller or its Affiliate (A) have the right to appoint any member of the board of directors or similar governing body, (B) control, and is not a member of a group that controls, such Person or Competitive Activity and (C) have information rights with respect to the third party conducting the Competitive Activity that are not available to all holders;
(ii)    to acquire a Competitive Activity (or a third party engaging in such Competitive Activity) by merger or a purchase of equity or assets of a third party; provided, that if (A) the earnings before interest, income Taxes and extraordinary items, all calculated and determined in accordance with GAAP (the “Annual Operating Income”) of such third party attributable to such Competitive Activity for the most recently completed fiscal year of such third party preceding the acquisition exceeds 25% of the aggregate Annual Operating Income during such period for all of the businesses or operations acquired from such third party or (B) the aggregate Annual Operating Income related to the Competitive Activity during the most recently completed fiscal year of such third party preceding the acquisition exceeds $75,000,000 total aggregate dollar value, Seller shall, and shall cause its applicable Affiliates to, provide Purchaser with a customary right of first offer with respect to the business line, assets or entities engaged in the Competitive Activity (the “Competing Division”). Seller shall provide Purchaser with written notice of its acquisition of the Competing Division within five (5) Business Days after the closing date of such acquisition. During the thirty (30) day period following the date of Seller’s written notice (the “Diligence Period”), Purchaser may conduct commercially reasonable diligence, and Seller shall reasonably cooperate with Purchaser in connection therewith (including by providing Purchaser and its Representatives with reasonable access to personnel and diligence materials), regarding the Competing Division to determine whether Purchaser will make an offer to Seller to purchase the Competing Division. Purchaser’s right of first offer shall automatically and irrevocably terminate if Purchaser does not make a written offer to Seller to purchase the Competing Division prior to the expiration of the Diligence Period. Seller shall consider an offer submitted by Purchaser in accordance with the foregoing requirements in good faith, but shall not be obligated to accept Purchaser’s offer. If Purchaser does not make an offer in writing to purchase the Competing Division prior to the expiration of the Diligence Period or if Seller declines Purchaser’s offer, Seller shall, and shall cause its applicable Affiliates to, (1) use reasonable best efforts (including by engaging an investment banker in furtherance of a bona fide sale process) to enter into a definitive agreement to divest the Competing Division within twelve (12) months after the date on which Seller declines Purchaser’s offer or the Diligence Period expires without Purchaser having submitted a written offer for the Competing Division, and (2) thereafter use commercially reasonable efforts to complete such divestitures as soon as reasonably practicable. In the event that Seller or any of its Affiliates enters into definitive documentation with respect to any acquisition of a Competing Division, Seller shall, and shall cause its Affiliates to, provide Purchaser and its designated Representatives with such access to the provision(s) of the definitive documentation, but subject to confidentiality obligations that are reasonably acceptable to Seller, as is reasonably necessary for Purchaser to determine whether any of the above thresholds has been reached;
(iii)    to own any securities through any employee benefit plan;
(iv)    to perform any Competitive Activity (A) for the benefit of Purchaser or any of its Affiliates (or any of their respective successors or permitted assigns), in each case, at Purchaser’s specific request, or (B) that is required by this Agreement or any Transaction Document;
(v)    (A) to purchase and use any products of the Business from Purchaser or its Affiliates (or any of their respective successors or permitted assigns) pursuant to any Transaction Document, including the Supply Agreement, (B) to purchase from any third party other than Purchaser or its Affiliates any Polymer Chemicals, chemicals or products used in connection with the Retained Businesses or any other business acquired by Seller or any of its Affiliates after the date of this Agreement, and (C) to produce, manufacture, use, distribute and sell sustainable alternative materials to Polymer Chemicals; or
(vi)    to engage in research and development efforts after the Closing Date related to Polymer Chemicals or materials, in each case, solely in the conduct of the Retained Businesses; provided, that neither Seller nor any of its Affiliates shall directly or indirectly offer for sale, sell or distribute Polymer Chemicals for a period of five (5) years after the Closing Date, other than as used in connection with the Retained Businesses.
(b)    Notwithstanding anything herein to the contrary, the foregoing covenant shall not apply with respect to any Person or its Affiliates that acquires an interest in all or any portion of the stock or assets of Seller or any of its Affiliates and whether or not prior to such acquisition such Person or its Affiliates were already engaged in a Competitive Activity; provided, that the Seller and any of its Affiliates so acquired shall continue to be bound by Section 7.20(a); provided further that none of Seller or any of its Affiliates have, directly or indirectly (including through any of their respective Representatives), shared any confidential, proprietary or other competitively sensitive information (regardless of whether such information is a Transferred Asset hereunder) to the extent related to a Competitive Activity with any such Person or its other Affiliates (or any of their respective Representatives).
(c)    For a period of three (3) years following the Closing Date, Seller shall not, and it shall cause the other Seller Entities not to, without Purchaser’s prior written consent, directly or indirectly (including, without limitation, through any of their respective Representatives or Subsidiaries), solicit for employment (whether as an officer, director, employee, consultant, temporary employee or otherwise) any Business Employee or hire (whether as an employee, consultant, temporary employee or otherwise) such persons (i) listed on Section 7.20(c) of the Disclosure Letter, (ii) with a base salary as of the date hereof equal to or in excess of $100,000 or (iii) with the job description or title (or substantially similar job description or title) set forth on Section 7.20(c) of the Disclosure Letter, except that this paragraph shall not preclude any Seller Entity or any other person from (i) making any public advertisement or general solicitation, in each case, that is not targeted at any of the foregoing or (ii) soliciting or hiring any person that has been terminated by Purchaser or its Affiliates at least six (6) months prior to commencement of discussions with the soliciting party.
(d)    For a period of three (3) years following the Closing Date, Purchaser shall not, and shall cause its Subsidiaries not to, without Seller’s prior written consent, directly or indirectly (including, without limitation, through Purchaser’s or its Subsidiaries’ Representatives), solicit for employment (whether as an officer, director, employee, consultant, temporary employee or otherwise ) any officer, director or employee of the Seller Group listed on Section 7.20(d) of the Disclosure Letter, except that this paragraph shall not preclude Purchaser or any other person from (i) making any public advertisement or general solicitation, in each case that is not targeted at any of the foregoing or (ii) soliciting or hiring any person that has been terminated by any member of the Seller Group at least six (6) months prior to commencement of discussions with the soliciting party.
(e)    Seller Indebtedness Releases. Seller shall deliver, at least two (2) Business Days prior to the Closing Date, a customary release letter evidencing the release of the Transferred Assets from the Seller Indebtedness (the “Seller Indebtedness Release”) to Purchaser and the Financing Sources. The Seller Indebtedness Release shall provide that all Liens and all guarantees relating to the Transferred Assets shall be released and terminated upon the consummation of the transactions contemplated hereby (and an undertaking by the applicable agent thereunder to execute and file or permit Seller, Purchaser or their respective designees to file, Uniform Commercial Code termination statements and such other documents or endorsements reasonably necessary to release and terminate such Liens and guarantees). Seller shall bear all costs and expenses incurred by Seller or any of its Affiliates in connection with the Seller Indebtedness Release (including any penalty, payment or prepayment of principal or interest (including prepayment penalties) to the extent due and payable in accordance with the terms of the applicable Seller Indebtedness and in connection with any such Seller Indebtedness Release).

Section 7.21    HR Standup.
(a)    As promptly as reasonably practicable following the date hereof and in any event prior to the Closing, on the terms and subject to the conditions set forth herein, (i) Seller shall, and shall cause its Subsidiaries to, complete the items set forth on Annex 7.21 attached hereto under the heading entitled “Seller Requirements”, and (ii) Purchaser shall complete the items set forth on Annex 7.21 attached hereto under the heading entitled “Purchaser Requirements”, in each case of clause (i) and (ii), as and to the extent contemplated therein (in the case of clause (i), the “HR Standup”). As contemplated in (and without duplication of) Section 3.03(b)(i), Purchaser will reimburse Seller at Closing for 100% of the reasonable, documented, out-of-pocket, third-party fees and expenses incurred by Seller in connection with the HR Standup up to, but in no event in excess of, the HR Standup Amount Cap (as defined in Annex 7.21) (such reimbursable amount, the “HR Standup Amount”). Purchaser shall, and shall cause its applicable Affiliates to, cooperate in good faith with Seller and its Representatives in connection with Seller’s performance of the HR Standup, the Required HR Items and the Seller Requirements, including by timely answering and responding to all reasonable questions and requests from Seller and its Representatives, providing all reasonable documents and information requested by Seller and its Representatives and making its key team members and signatories available during normal business hours in a timely manner with reasonable advance notice to ensure smooth execution of contracting and implementation.
(b)    At least ten (10) Business Days prior to the Closing Date, Seller shall deliver to Purchaser a written statement certifying the completion of each of the Required HR Items (as defined in Annex 7.21) in accordance with and pursuant to this Section 7.21 and Annex 7.21, together with reasonable supporting evidence thereof (the “HR Statement”).

Section 7.22    Environmental Covenants. On or prior to the Closing Date, Seller shall record the duly executed environmental covenants running with the Beaumont Plant and Houston Plant, in the forms attached to Annex B hereto.
Section 7.23    Supply Agreement Pricing.
(a)    Capitalized terms used in this Section 7.23, but not defined in this Agreement, shall have the meanings set forth in the Supply Agreement.
(b)    Subject to the terms of this Section 7.23, during the period from the date of this Agreement until the Closing Date (or such earlier date on which this Agreement is terminated pursuant to Section 9.01), Purchaser and the Seller shall use their respective reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to promptly take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate, or cause to assist and cooperate, with the other parties and their respective Representatives in doing, all things necessary, proper or advisable to calculate the Product Price for each Product as of the Effective Date of the Supply Agreement and in accordance with the Supply Agreement. No later than seven (7) days following the date of this Agreement, Seller shall deliver to Purchaser a schedule of the initial Product Price by Product (the “Price Schedule”) based on the true and accurate Fixed Costs and Variable Costs for production per pound of such Product at the relevant Initial Facility at which such Product is manufactured attributable to the volume of such products manufactured by Goodyear during the prior month or the last month such Product was manufactured, as applicable, and provide reasonable supporting details (including underlying data listed on Annex 7.23(b)) on its calculation of each Product Price (together with the Price Schedule, the “Pro Forma Price Calculation”). During the sixty (60) day period following delivery of the Pro Forma Price Calculation, upon Purchaser’s written request (email sufficient), Seller shall hold a workshop or workshops (in such number as Purchaser may reasonably request and at a mutually acceptable place and time) with Purchaser and its Representatives to discuss in good faith the Pro Forma Price Calculation, including the calculation of the amounts set forth on the Price Schedule.
(c)    For a period from the date of delivery of the Pro Forma Price Calculation through such date that is fourteen (14) days following the conclusion of such sixty (60) day period (the period from the date of delivery of the Pro Forma Price Calculation through the expiration of such fourteen (14)-day period, the “Review Period”), Purchaser shall have the right to identify any instances in which Purchaser believes the Pro Forma Price Calculation is inconsistent with (i) the Supply Agreement, including: (x) how any proposed costs used to develop the Pro Forma Price Calculation are allocated as either Fixed Cost or Variable Cost; (y) the classification (or misclassification) of costs by category or type; or (z) the allocation of Variable Costs by volume to Products and related allocation of variances between standard and actual costs, or (ii) Section 7.23(b). During the Review Period, Seller shall, and shall cause its Affiliates and its and their respective Representatives to, promptly provide assistance to Purchaser and its Representatives reasonably necessary for Purchaser and its Representatives to review and otherwise evaluate the sufficiency, accuracy and completeness of the proposed Pro Forma Price Calculation and Seller’s development of the same, including, by way of illustration, by promptly providing and causing its Affiliates and its and their respective Representatives to promptly provide Purchaser and its Representative with access to (i) supporting information and documentation and (ii) relevant internal and external Representatives of Seller and its Affiliates, in each case, upon Purchaser’s written request (email sufficient).

(d)    Seller’s Pro Forma Price Calculation shall become final and binding upon the expiration of the Review Period unless Purchaser delivers to Seller prior to the expiration of the Review Period written notice of disagreement (along with reasonable supporting information) (a “Supply Notice of Disagreement”) with respect to the Pro Forma Price Calculation and its specific objections thereto. If a timely Supply Notice of Disagreement is delivered to Seller, then the Pro Forma Price Calculation (as revised in accordance with this sentence) shall become final and binding on the earlier of (i) the date on which Purchaser and Seller resolve in writing any differences they have with respect to the matters specified in the Supply Notice of Disagreement and (ii) the date on which all such disputed matters are finally resolved in writing by the Independent Consultant pursuant to the procedures set forth in Section 7.23(e) below. The Pro Forma Price Calculation as finally determined pursuant to this Section 7.23 is hereinafter referred to as the “Final Pro Forma Price Calculation”. During the thirty (30) day period following the delivery of a Supply Notice of Disagreement, Purchaser and Seller shall work in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Supply Notice of Disagreement, with all such communications, information and documentation being governed by Rule 408 of the Federal Rule of Evidence.
(e)    If the parties are unable to reach agreement on the matters specified in the Supply Notice of Disagreement within thirty (30) days after delivery of the Supply Notice of Disagreement, the matter shall promptly (and in any event within two Business Days thereafter) be submitted to Grant Thornton LLP (the “Independent Consultant”), which shall provide its analysis of all matters contained in the Supply Notice of Disagreement that remain in dispute. The parties shall instruct the Independent Consultant to render its decision as to such disputed items and the effect of its decision on the Pro Forma Price Calculation not later than sixty (60) days (or such longer period as mutually agreed in writing (email sufficient) by the parties) after the date of such submission; provided, that in no event shall the parties instruct the Independent Consultant to, and in no event will the Independent Consultant, render its decision as to such disputed items and the effect of its decision on the Pro Forma Price Calculation later than October 24, 2025 (the first to occur of such dates, the “Resolution Deadline”). Each party shall furnish to the Independent Consultant such relevant documents and information relating to the disputed items, and shall provide interviews, answer questions and otherwise cooperate with the Independent Consultant as the Independent Consultant may reasonably request in connection with its determination of such disputed items (and such documents, information and all other communications shall be simultaneously made or delivered to the other party). In the event either party shall participate in teleconferences or meetings with, or make presentations to, the Independent Consultant, the other party shall be entitled to reasonable advance notice of, and to participate in, such teleconferences, meetings or presentations. Notwithstanding anything herein to the contrary, there shall be no ex parte communications with the Independent Consultant without the other party’s prior written consent. The terms of appointment and engagement of the Independent Consultant shall be as contemplated herein and otherwise agreed upon between the parties in writing. In analyzing any such disputed item, the Independent Consultant (i) shall act in the capacity of an expert and not as an arbitrator, (ii) shall limit its review to matters specifically set forth in the Supply Notice of Disagreement as to a disputed item (other than matters thereafter resolved by mutual written agreement of the parties) and whether or not such disputed item has been determined in accordance with the Supply Agreement and Section 7.23(b), (iii) shall limit its review to what items should be included as components of the Fixed Costs and Variable Costs in accordance with the Supply Agreement and Section 7.23(b) and (iv) shall not assign a value to any disputed item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party in the Pro Forma Price Calculation or in the Supply Notice of Disagreement, as applicable. The Independent Consultant is not authorized to, and shall not, make any other determination, including any determination with respect to any matter included in the Pro Forma Price Calculation or the Supply Notice of Disagreement that was not submitted for review to the Independent Consultant. No later than the Resolution Deadline, the Independent Consultant shall prepare and deliver to the parties a report of the disputed items submitted to it pursuant to this Section 7.23(e) (the “Report”), which shall (i) be in writing, (ii) include the Independent Consultant’s calculation of the Fixed Cost and Variable Cost for each applicable Product, (iii) include the Independent Consultant’s analysis and determination of each disputed item submitted to it pursuant to this Section 7.23(e) and (iv) include a reasonably detailed report of the Independent Consultant’s reasons for its analysis and determination regarding each such disputed item. The Report (including the Independent Consultant’s final determination of the disputed items contained therein) shall be final and binding on the parties (absent fraud or manifest error) and an order may be entered in respect thereof by a court having jurisdiction over the party against which such determination is to be enforced. All fees and expenses relating to the work, if any, performed by the Independent Consultant shall be borne by Seller and Purchaser fifty-fifty.
(f)    Within five (5) Business Days (but no less than two (2) Business Days) prior to the Closing Date, the Seller shall provide the Purchaser with the Price Schedule calculated pursuant to the Final Pro Forma Price Calculation based on the then current Fixed Costs and Variable Costs, and the parties shall update Schedules B-3 and B-4 of the Supply Agreement to reflect any applicable revisions to the Product Price Illustrative Calculation Methodology and Sample Product Price Calculation thereon, and Purchaser shall during the initial quarter of the term of the Supply Agreement invoice Products based on such Price Schedule starting on the Closing Date, and thereafter Purchaser shall update the Price Schedule in accordance with the Supply Agreement, provided, the Final Pro Forma Price Calculation, and any applicable revisions to Schedules B-3 and B-4, shall be purely illustrative in nature with respect to updating of Price Schedule after the Closing Date and is not intended to contradict or override the calculation of Product Price as outlined in Schedules B, B-1 and B-2 of the Supply Agreement, provided, further, and for clarity, nothing herein shall permit Supplier (as defined in the Supply Agreement) the right to revise the Fixed Cost codes listed on Schedule B-2 of the Supply Agreement inconsistent with the Supply Agreement.
Section 7.24    Third-Party Specifications and Safety Data Sheets.
(a)    Third Party Specifications. Promptly following the date of this Agreement (but in any event prior to the Closing), Seller shall, and shall cause the other members of the Seller Group to, provide to Purchaser current version non-duplicative copies of all the Third Party Specifications related to, or used or held for use in, or necessary for, the conduct of the Business, on a “rolling basis.”
(b)    Safety Data Sheets. Promptly following the date of this Agreement (but in any event prior to the Closing), Seller shall, and shall cause the other members of the Seller Group to, provide to Purchaser copies of the Safety Data Sheets.

ARTICLE VIII

Conditions to Closing
Section 8.01    Conditions to Each Party’s Obligations to Effect the Closing. The respective obligations of each party to effect the Closing are subject to the satisfaction or (to the extent permitted by applicable Law) waiver on or prior to the Closing of the following conditions:
(a)    Legal Prohibition. No Law shall have been adopted or promulgated, or shall be in effect, and no temporary, preliminary or permanent Judgment issued by a court or other Governmental Authority of competent jurisdiction (collectively, “Restraints”) shall be in effect, in each case having the effect of making the Transactions illegal or otherwise prohibiting consummation of the Transactions, nor shall any Action commenced by any Governmental Authority seeking any such Restraint be pending.
(b)    Governmental Approvals. (i) The waiting period (and any extension thereof) applicable to the Transactions under the HSR Act shall have been terminated or shall have expired and (ii) the Consents of any other Governmental Authorities set forth in Section 8.01(b) of the Disclosure Letter shall have been received and shall be in full force and effect.
(c)    Supply Agreement Pricing. The Final Pro Forma Price Calculation has been finally determined pursuant to Section 7.23.
Section 8.02    Additional Conditions to Obligations of Purchaser. The obligations of Purchaser to effect the Closing are further subject to the satisfaction or (to the extent permitted by applicable Law) waiver by Purchaser on or prior to the Closing of the following conditions:
(a)    Representations and Warranties of the Seller. (i) Each of the Seller Fundamental Representations (without giving effect to any “materiality” or “Material Adverse Effect” or similar qualifications contained in such representations and warranties) shall be true and correct in all but de minimis respects on and as of the date hereof and on and as of the Closing Date, as if made on and as of such date (other than representations and warranties made as of a specified date, which shall be true and correct as of the date specified), (ii) the representations and warranties set forth in Section 4.05 (Sufficiency of Assets) (without giving effect to any “materiality” or “Material Adverse Effect” or similar qualifications contained in such representations and warranties) shall be true and correct in all material respects, on and as of the date hereof and on and as of the Closing Date, as if made on and as of such date, and (iii) all other representations and warranties of the Seller contained in Article IV shall be true and correct (without giving effect to any “materiality” or “Material Adverse Effect” or similar qualifications contained in such representations and warranties) on and as of the date hereof and on and as of the Closing Date, as if made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct would not have, individually or in the aggregate, a Material Adverse Effect.
(b)    Performance of Obligations. The Seller shall have performed in all material respects and complied in all material respects with all agreements and covenants required to be performed or complied with by Seller under this Agreement at or prior to the Closing.

(c)    Certificate. Seller shall have delivered to Purchaser a certificate dated as of the Closing Date and executed by an authorized officer of Seller to the effect that each of the conditions specified in Sections 8.02(a), (b) and (d) is satisfied in all respects.
(d)    No Material Adverse Effect. Since the date of this Agreement, there has been no Material Adverse Effect.
(e)    Closing Deliveries. Seller shall have delivered or caused to be delivered to Purchaser all documents (including counterpart signatures) required to be delivered pursuant to Section 3.03(a), provided, that the document set forth in clause (x) of Section 3.03(a) are expressly excluded from this Section 8.02(e) and is not a condition to Closing under this Section 8.02(e).
Section 8.03    Conditions to Obligations of the Seller. The obligations of the Seller to effect the Closing are further subject to the satisfaction or (to the extent permitted by applicable Law) waiver by the Seller on or prior to the Closing of the following conditions:
(a)    Representations and Warranties of Purchaser. (i) Each of the Purchaser Fundamental Representations (without giving effect to any “materiality” or “Material Adverse Effect” or similar qualifications contained in such representations and warranties) shall be true and correct in all but de minimis respects on and as of the date hereof and on and as of the Closing Date, as if made on and as of such date (other than representations and warranties made as of a specified date, which shall be true and correct as of the date specified), and (ii) each of the representations and warranties of Purchaser contained in Article V shall be true and correct (without giving effect to any materiality or “Purchaser Material Adverse Effect” or similar qualifications contained in such representations and warranties) on and as of the date hereof and on and as of the Closing Date, as if made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct would not have, individually or in the aggregate, a Purchaser Material Adverse Effect.
(b)    Performance of Obligations of Purchaser. Purchaser shall have performed in all material respects and complied in all material respects with all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Closing.
(c)    Certificate. Purchaser shall have delivered to Seller a certificate dated as of the Closing Date and executed by an authorized officer of Purchaser to the effect that each of the conditions specified in Sections 8.03(a), (b) and (e) is satisfied in all respects.
(d)    Closing Deliveries. Purchaser shall have delivered or caused to be delivered to Seller all documents (including counterpart signatures) required to be delivered pursuant to Section 3.03(b).
(e)    No Purchaser Material Adverse Effect. Since the date of this Agreement, there has been no Purchaser Material Adverse Effect.

Section 8.04    Frustration of Closing Conditions. Neither Purchaser, on the one hand, nor Seller, on the other hand, may rely on the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by such Person’s failure to act in good faith or to use efforts to cause the Closing to occur to the extent set forth in this Agreement, including as required by Section 7.01.
ARTICLE IX

Termination
Section 9.01    Termination. This Agreement may be terminated at any time prior to the Closing:
(a)    by mutual written consent of the Seller and Purchaser;
(b)    by the Seller or Purchaser, by written notice to the other:
(i)    if the Closing shall not have occurred on or before November 22, 2025 (the “Termination Date”); or
(ii)    if any Governmental Authority of competent jurisdiction has issued a Judgment permanently enjoining, restraining or otherwise preventing or making illegal the consummation of the Transactions and such Judgment shall have become final and nonappealable or if there is an applicable Law which makes the Transactions illegal or otherwise prohibited;
(c)    by Purchaser, if the Seller shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition contained in Section 8.02(a) or 8.02(b) and (ii) is incapable of being cured prior to the Termination Date, or if capable of being cured by the Termination Date, the Seller shall not have cured the breach or failure to perform by the earlier of such date that is (x) twenty (20) days following receipt by the Seller of written notice of such breach or failure to perform from Purchaser stating Purchaser’s intention to terminate this Agreement pursuant to this Section 9.01(c) and the basis for such termination and (y) two (2) Business Days prior to the Termination Date; provided, that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 9.01(c) if Purchaser is then in breach of any of its representations, warranties, covenants or agreements hereunder so as to prevent the conditions to Closing set forth in either Section 8.03(a) or Section 8.03(b) from being satisfied;
(d)    by the Seller, if Purchaser shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition contained in Section 8.03(a) or 8.03(b) and (ii) is incapable of being cured prior to the Termination Date, or if capable of being cured by the Termination Date, Purchaser shall not have cured the breach or failure to perform by the earlier of such date that is (x) twenty (20) days following receipt by Purchaser of written notice of such breach or failure to perform from the Seller stating the Seller’s intention to terminate this Agreement pursuant to this Section 9.01(d) and the basis for such termination and (y) two (2) Business Days prior to the Termination Date; provided, that the Seller shall not have the right to terminate this Agreement pursuant to this Section 9.01(d) if the Seller is then in breach of any of its representations, warranties, covenants or agreements hereunder so as to prevent the conditions to Closing set forth in either Section 8.02(a) or Section 8.02(b) from being satisfied; or
(e)    by the Seller, if (i) the conditions set forth in Sections 8.01 and 8.02 have been (and remain) satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but which conditions would have been satisfied if the Closing Date were the date of such termination), (ii) Purchaser shall have failed to consummate the Closing on the date the Closing should have occurred pursuant to Section 3.01, (iii) the Seller has irrevocably confirmed to Purchaser in writing that (A) all conditions set forth in Sections 8.01 and 8.03 have been satisfied (or in the case of conditions that by their nature are to be satisfied at the Closing, shall be capable of being satisfied on the Closing Date) and that it is willing to waive any and all unsatisfied conditions in Sections 8.01 and 8.03 (if any), and (B) it desires to proceed to Closing and is ready, willing and able to consummate the Transactions, and (iv) the Closing shall not have been consummated on the third (3rd) Business Day following the delivery of such notice; provided, that notwithstanding anything in Section 9.01(b)(i) to the contrary, no party shall be permitted to terminate this Agreement pursuant to Section 9.01(b)(i) during the three (3) Business Day period following the delivery of the notice referred to in clause (iii) of this Section 9.01(e).
The party seeking to terminate this Agreement pursuant to this Section 9.01 shall give written notice of such termination to the other party in accordance with Section 11.01, specifying the provision of this Agreement pursuant to which such termination is effected and the basis for such termination, described in reasonable detail.
Section 9.02    Effect of Termination.
(a)    In the event of termination of this Agreement by either the Seller or Purchaser as provided in Section 9.01 then, subject to Section 9.02(b) and Section 9.02(c), this Agreement shall forthwith become void and have no effect, without any Liability or obligation on the part of any party or their respective Affiliates or its or their respective Representatives, other than Section 7.02, the first sentence of Section 7.03(b), Section 7.08, Section 7.19(e), this Section 9.02, Article XI (other than Section 11.14) and the Confidentiality Agreement, all of which shall survive such termination; provided, that such termination shall not relieve the Seller or its Affiliates or its or their respective Representatives from any Liability or obligation to Purchaser to the extent that such termination results from (A) a Willful Breach of any covenant, representation and warranty or agreement set forth in this Agreement by the Seller or (B) Fraud by or on behalf of the Seller. Nothing in this Section 9.02 shall be deemed to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement prior to such termination.
(b)    In the event of the termination of this Agreement by the Seller pursuant to Sections 9.01(d) or 9.01(e), or by Purchaser pursuant to Section 9.01(b)(i) at such time as the Seller could have terminated this Agreement pursuant to Sections 9.01(d) or 9.01(e), then Purchaser shall promptly, but in no event later than ten (10) Business Days after the date of such termination, pay to the Seller a fee in an amount equal six percent (6%) of the Purchase Price (the “Financing Termination Fee”), without offset or reduction of any kind, by wire transfer of immediately available funds to the bank account designated in writing by the Seller. In no event shall Purchaser be required to pay the Financing Termination Fee on more than one occasion.

(c)    Each party acknowledges that the agreements contained in this Section 9.02 are an integral part of the Transactions, and that, without these agreements, no party would have entered into this Agreement. Accordingly, if Purchaser fails to pay the Financing Termination Fee when due pursuant to Section 9.02(b) and, in order to obtain the Financing Termination Fee, the Seller commences an Action which results in a final, non-appealable Judgment against Purchaser for the Financing Termination Fee, Purchaser shall promptly pay to the Seller without offset or reduction of any kind, by wire transfer of immediately available funds to the bank account designated in writing by the Seller, an amount equal to the sum of (i) the reasonable and documented out-of-pocket costs and expenses (including attorneys’ fees) incurred by any member of the Seller Group in connection with such Action in an amount not to exceed $2,500,000 (the “Enforcement Expenses”) and (ii) without duplication, the Financing Termination Fee. Notwithstanding anything to the contrary set forth in this Agreement or otherwise, each party further acknowledges that (i) the Financing Termination Fee (which shall be payable solely in the circumstances described in Section 9.02(b)) and the Enforcement Expenses (which shall be payable solely in the circumstances described in this Section 9.02(c)) are the sole and exclusive remedy of the Seller against Purchaser, the Guarantors under the Limited Guaranty, the parties to the Financing Commitment Letters and any of their respective direct or indirect general or limited partners, members, managers, officers, directors or employees, agents, other equityholders, or representatives or any of their respective Affiliates or Representatives (the “Purchaser Related Parties”) for any and all Losses suffered or incurred as a result of, relating to or arising out of this Agreement (including the termination of this Agreement), such Limited Guaranty, the Financing Commitment Letters, the other Transaction Documents and the Transactions, including any breach of this Agreement by Purchaser or the failure to consummate the Transactions, and (ii) except for payment by Purchaser of the Financing Termination Fee and the Enforcement Expenses (in each case, if and when payable as contemplated by the foregoing clause (i)), none of Purchaser or the other Purchaser Related Parties shall have any Liability to Seller or any of its Affiliates as a result of, relating to or arising out of this Agreement, such Limited Guaranty, the Financing Commitment Letters, the other Transaction Documents, or the Transactions, or any claims or actions arising out of any breach of this Agreement, the termination of this Agreement or the failure to consummate the Transactions. For the avoidance of doubt, while the Seller may pursue both a grant of specific performance in accordance with Section 11.09 and the payment of the Financing Termination Fee under Section 9.02(b) and Enforcement Expenses (if applicable), under no circumstances shall the Seller be permitted or entitled to receive both such grant of specific performance and the Financing Termination Fee. Seller further agrees that the maximum aggregate liability of Purchaser and all other Purchaser Related Parties, taken as a whole, for money damages shall be limited to an amount equal to the amount of the Financing Termination Fee plus any Enforcement Expenses (which, in each case, shall be payable solely in the circumstances described in Section 9.02(b) and Section 9.02(c), as applicable), and in no event shall Seller seek to recover, or be entitled to recover, and hereby irrevocably waives on behalf of itself and its Affiliates any ability to recover, any money damages in excess of such amount. Nothing in this Section 9.02(c) or otherwise in this Agreement shall limit the rights and remedies of Purchaser, or the obligations of the Financing Sources, under the Debt Commitment Letters or any Definitive Agreement.

ARTICLE X

Indemnification
Section 10.01    No Survival. The parties hereto, intending to modify any applicable statute of limitations, agree that (a) representations and warranties in this Agreement shall terminate effective as of the Closing and shall not survive the Closing for any purpose, and thereafter there shall be no Liability on the part of, nor shall any claim be made by, any party or any of its Affiliates in respect thereof, including any breach thereof, and (b) after the Closing, there shall be no Liability on the part of, nor shall any claim be made by, any party or any of its Affiliates in respect of any covenant or agreement to be performed at or prior to the Closing, in each case, other than, and solely in the case of, Fraud. All covenants and agreements contained in this Agreement that by their terms contemplate performance thereof following the Closing (including indemnification obligations) or otherwise expressly by their terms survive the Closing will survive the Closing in accordance with their terms. After the Closing, no party may bring any Action seeking to rescind the Transactions or this Agreement, whether based on knowing or intentional misconduct, gross negligence, negligence, breach of contract, breach of statute, tort or otherwise, but without limiting any party’s rights in the case of Fraud.
Section 10.02    Indemnification by the Seller. From and after the Closing Date, the Seller shall indemnify, defend and hold harmless Purchaser and each of its Affiliates and its and their respective Representatives (collectively, the “Purchaser Indemnitees”) from and against any and all Losses, to the extent arising, or resulting from, or relating to, any of the following:
(a)    Any Excluded Assets or Retained Liabilities; and
(b)    any breach of, or failure to perform, any covenant or agreement of the Seller hereunder (in each case during the period such covenant or agreement survives, unless a claim for indemnification with respect thereto has previously been made in accordance with this Agreement, in which case any such claim shall survive until the final resolution thereof) that by its terms contemplates performance thereof following the Closing (including indemnification obligations) or otherwise expressly by its terms survive the Closing.
Section 10.03    Indemnification by Purchaser. From and after the Closing Date, Purchaser shall indemnify, defend and hold harmless the Seller and each of its Affiliates and its and their respective Representatives (collectively, the “Seller Indemnitees”) from and against any and all Losses, to the extent arising, or resulting from, or relating to, any of the following:
(a)    any Transferred Assets or Assumed Liabilities; and
(b)    any breach of, or failure to perform, any covenant or agreement of Purchaser hereunder (in each case during the period such covenant or agreement survives, unless a claim for indemnification with respect thereto has previously been made in accordance with this Agreement, in which case any such claim shall survive until the final resolution thereof) that by its terms contemplates performance thereof following the Closing (including indemnification obligations) or otherwise expressly by its terms survive the Closing.

Section 10.04    Indemnification Procedures.
(a)    Procedures Relating to Indemnification of Third Party Claims.
(i)    If any party hereto (the “Indemnified Party”) receives written notice of the commencement of any Action or the assertion of any claim by a third party or the imposition of any penalty or assessment for which indemnity may be sought under Section 10.02 or Section 10.03, as applicable (a “Third Party Claim”), and such Indemnified Party intends to seek indemnification pursuant to this Article X, the Indemnified Party shall promptly provide the other party (the “Indemnifying Party”) with written notice of such Third Party Claim, stating the nature, basis and the amount thereof, in each case, to the extent then known, along with copies of the relevant documents evidencing such Third Party Claim and the basis for indemnification sought. Failure of the Indemnified Party to give such notice will not relieve the Indemnifying Party from Liability in respect of its indemnification obligation, except if and only to the extent that the Indemnifying Party is materially prejudiced thereby. The Indemnifying Party shall have the right, by giving written notice irrevocably acknowledging and agreeing that the Indemnifying Party will be fully responsible for any and all Losses arising out of such Third Party Claim delivered to the Indemnified Party within twenty (20) Business Days of the receipt of notice of such Third Party Claim, to assume the defense of the Indemnified Party against the Third Party Claim with counsel reasonably selected by the Indemnifying Party.
(ii)    So long as the Indemnifying Party has assumed the defense of the Third Party Claim in accordance herewith, (A) the Indemnifying Party shall actively pursue such defense in good faith, (B) the Indemnified Party may retain separate co-counsel at its sole cost and expense (except as contemplated by the following sentence) and participate in, and be consulted on, the defense of the Third Party Claim (subject to the Indemnifying Party’s right to control such defense), (C) the Indemnified Party shall not file any papers or consent to the entry of any Judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed), and (D) the Indemnifying Party shall not compromise or otherwise enter into any Judgment or settlement of any Third Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed), other than a compromise, Judgment or settlement that (1) is on exclusively monetary terms with such monetary amounts paid by the Indemnifying Party in full concurrently with the effectiveness of the compromise, Judgment or settlement (and, for the avoidance of doubt, does not include any non-monetary remedy or obligation), (2) does not involve any finding or admission of violation of Law or rights of any Person or admission of wrongdoing by the Indemnified Party and (3) provides in customary form, an unconditional release of, or dismissal with prejudice of, all claims against any Indemnified Party potentially affected by such Third Party Claim. In the event that the Indemnified Party determines in good faith that a conflict of interest exists in respect of a Third Party Claim, then the Indemnified Party shall have the right to retain separate counsel selected by the Indemnified Party and reasonably satisfactory to the Indemnifying Party to represent the Indemnified Party in the defense of the Third Party Claim, and the reasonable legal fees and expenses of the Indemnified Party shall be paid by the Indemnifying Party. Subject to the foregoing, the Indemnified Party shall have the right to employ separate legal counsel and to participate in but not control the defense of such Third Party Claim at its own cost and expense.
(iii)    Notwithstanding the foregoing in this Section 10.04(a), the Indemnifying Party shall not be entitled to assume the defense of any Third Party Claim if the Third Party Claim (A) seeks an order, injunction or other equitable relief or relief other than monetary damages against the Indemnified Party that the Indemnified Party reasonably determines, after conferring with its outside counsel, cannot be separated from any related claim for monetary damages, (B) involves alleged criminal conduct by an Indemnified Party or otherwise seeks a finding or admission of a violation of Law (including any Third Party Claim seeking to impose criminal fines, penalties or sanctions) or any Judgment of a Governmental Authority against the Indemnified Party, (C) if a Seller Indemnitee is entitled to indemnification, such claim primarily relates to the Retained Businesses, (D) involves a Governmental Authority or if a Purchaser Indemnitee is entitled to indemnification, such claim involves a material business relation of the Business, or (E) in the event that the Indemnified Party determines in good faith that a conflict of interest exists between the Indemnifying Party and the Indemnified Party in connection with the defense of such Third Party Claim. If the Indemnifying Party does not assume the control and defense of a Third Party Claim, the Indemnified Party shall be entitled to assume and control such defense, but the Indemnifying Party shall nevertheless be entitled to participate in the defense of such claim at its own cost and expense.
(iv)    Each party shall use commercially reasonable efforts to mitigate Losses from Third Party Claims to the extent required by applicable law and shall act in good faith in responding to, defending against, settling or otherwise dealing with such claims. The parties hereto shall also cooperate in any such defense and give each other reasonable access to all information relevant thereto, including those employees reasonably necessary to assist in the investigation, defense and resolution of the Third Party Claim, subject, where deemed reasonably necessary by the disclosing party, to the entry into customary joint defense agreements and similar arrangements to protect information subject to attorney work product protection, attorney client privilege or other established legal privilege. Whether or not the Indemnifying Party has assumed the defense, such Indemnifying Party shall not be obligated to indemnify the Indemnified Party hereunder for any settlement entered into or any Judgment that was consented to by the Indemnified Party without the Indemnifying Party’s prior written consent (which, if the Indemnifying Party has not assumed the defense of such Third Party Claim in accordance herewith, shall not be unreasonably withheld, conditioned or delayed).
(b)    Procedures for Non-Third Party Claims. The Indemnified Party shall notify the Indemnifying Party in writing promptly of its discovery of any matter that does not involve a Third Party Claim giving rise to the claim of indemnification pursuant hereto. The failure so to notify the Indemnifying Party shall not relieve the Indemnifying Party from Liability in respect of its indemnification obligation, except if and only to the extent that the Indemnifying Party is materially prejudiced thereby. Each party shall use commercially reasonable efforts to the extent required by applicable law to mitigate Losses from such claims.

Section 10.05    Indemnification of Retained Legacy Environmental Release Liabilities.
(a)    Seller or its designee shall direct and control the manner and method of the work performed with respect to Legacy Environmental Release Liabilities (the “LERL Efforts”), subject to the terms of this Section 10.05.
(b)    Seller shall, and shall cause its designees to, use a commercially reasonable, cost-effective approach designed to minimize the overall expense of the work, which may include to the extent authorized or allowed under Environmental Law or by a Governmental Authority risk-based standards consistent with continued industrial use and the imposition of engineering controls, institutional controls and/or deed restrictions that are consistent with continued industrial use and do not materially or unreasonably adversely affect Purchaser’s (or any successor thereto) operation of the Business or the use of the Transferred Real Property.
(c)    Seller shall afford Purchaser (or any successor thereto) reasonable advance written notice of, and an opportunity to participate in, any LERL Efforts. Seller and Purchaser (or any successor thereto) agree to fully cooperate in the conduct of any LERL Efforts, such cooperation shall include: (i) the provision of reasonable access to property and utility services; (ii) Seller shall have the right to engage with any Governmental Authority, but shall provide Purchaser (or any successor thereto) with a reasonable opportunity to participate, including advance comment on any material written communications, filings, reports, correspondence or other documents to be submitted, which shall be considered in good faith; and (iii) each party (and any successor thereto) shall promptly provide the other party (and any successor thereto) all information and documentation necessary to undertake the LERL Efforts, including drafts of reports and proposals prior to finalization for the opportunity to provide comments and copies of all final reports, proposals, written communications, filings, correspondences and other documents related to the LERL Efforts.
(d)    Notwithstanding anything herein to the contrary, Seller shall have no liability for, and Seller shall not be required to indemnify, defend or hold harmless any Purchaser Indemnitee (or successor thereto) for Legacy Environmental Release Liabilities unless and until the aggregate amount of all Losses incurred by the Purchaser Indemnitees (or any successor thereto) in respect of Legacy Environmental Release Liabilities exceeds two-hundred and fifty thousand dollars ($250,000) in the aggregate, in which event the Purchaser Indemnitees (or any successor thereto) shall be entitled to recover all Losses from the first dollar.
(e)    Notwithstanding anything herein to the contrary, Seller shall have no liability for, and Seller shall not be required to indemnify, defend or hold harmless any Purchaser Indemnitee (or successor thereto) (i) from any indirect, consequential or special damages, including related to business interruption or lost profits arising from any Legacy Environmental Release Liabilities, or (ii) with respect to any Legacy Environmental Release Liability to the extent the Loss event, circumstance or condition that gave rise to such Legacy Environmental Release Liability:
(A)    was discovered through invasive or intrusive investigation of subsurface conditions (including soil, groundwater, sediment, or soil gas sampling, testing or investigation) by or on behalf of any Purchaser Indemnitee, any successor thereto, or any third party that owns or operates the Business, the Houston Plant, or the Beaumont Plant after the Closing (including any agent, contractors, licensee, tenant, subtenant or invitee acting on behalf of such third party), except to the extent such investigation was (v) required to comply with Environmental Law or Environmental Permit; (w) required to comply with an inquiry, request, claim, order, or demand by a Governmental Authority that was not solicited by or on behalf of any Purchaser Indemnitee, any successor thereto, or any third party that owns or operates the Business, the Houston Plant, or the Beaumont Plant after the Closing (including any agent, contractors, licensee, tenant, subtenant or invitee acting on behalf of such third party); (x) reasonably necessary to respond to a Third Party Claim; (y) conducted for the purposes of bona fide demolition, construction, renovation, repair, closure or expansion activities where such investigation is consistent with industry practice or (z) conducted to investigate, prevent or address conditions that reasonably indicate an imminent threat or material risk to the environment or human health and safety;
(B)     is triggered by, is accelerated by, or is a result of a change in use of the Houston Plant or Beaumont Plant from an industrial use to a non-industrial use after the Closing; or
(C)    results from the contribution or exacerbation by any Purchaser Indemnitee, any successor thereto or any third party that owns or operates the Business, the Houston Plant, or the Beaumont Plant after the Closing (including any agent, contractors, licensee, tenant, subtenant or invitee acting on behalf of such third party) or is otherwise increased due to an act or omission by any Purchaser Indemnitee, any successor thereto or any third party that owns or operates the Business, the Houston Plant, or the Beaumont Plant after the Closing (including any agent, contractors, licensee, tenant, subtenant or invitee acting on behalf of such third party), but only to the extent of such contribution, exacerbation or increase and excluding the passive ongoing migration of Hazardous Materials which were Released on or prior to the Closing Date.
Section 10.06    Calculation of Indemnity Payments.
(a)    Payments by an Indemnifying Party pursuant to Section 10.02 (including, for the avoidance of doubt, in connection with any Legacy Environmental Release Liability) or Section 10.03, as applicable, in respect of any Loss shall be limited to the amount of any Liability that remains after deducting therefrom any insurance (excluding the R&W Insurance Policy) proceeds and any indemnity, contribution or other similar payment actually received by the Indemnified Party or its Affiliates in respect of any matter for which an Indemnifying Party is otherwise indemnifying such Indemnified Party (in each case, net of the cost and expense of obtaining any such insurance, indemnity, contribution or similar proceeds and any increased premiums) it being agreed that if third-party insurance (excluding the R&W Insurance Policy) or indemnification, contribution or similar proceeds in respect of such matter is recovered by the Indemnified Party or its Affiliates subsequent to the Indemnifying Party’s making of an indemnification payment in satisfaction of its applicable indemnification obligation, such proceeds shall be promptly remitted to the Indemnifying Party to the extent of the indemnification payment previously made (in each case, net of the cost and expense of obtaining any such insurance, indemnity, contribution or similar proceeds and any increased premiums). For the avoidance of doubt, the calculation of a Loss shall not be reduced for or on account of any actual or purported Tax benefit resulting from the facts underlying such Loss. The Indemnified Party shall use its commercially reasonable efforts to recover under insurance policies or indemnity, contribution or other similar agreements for any Losses prior to or concurrently with seeking indemnification under this Agreement.

(b)    The amount of any Loss arising out of any item included as a Current Liability in calculating Closing Working Capital (as finally determined pursuant to Section 2.08), if any, shall be calculated net of the amount so included, but only to the extent that the Final Purchase Price calculated pursuant to Section 2.08 was adjusted downward on a dollar-for-dollar basis to reflect such Losses.
Section 10.07    Additional Matters. In no event shall an Indemnifying Party be liable for Losses that are in the nature of punitive or exemplary damages, except to the extent that such damages are actually payable by the Indemnified Party in connection with a Third Party Claim.
Section 10.08    Adjustment to Purchase Price. Any payment under this Article X shall be treated as an adjustment to the Purchase Price for all applicable Tax purposes, except as otherwise required pursuant to a final determination (within the meaning of Section 1313(a) of the Code) or similar determination under applicable Tax Law.
Section 10.09    Sole and Exclusive Monetary Remedy. The Seller and Purchaser acknowledge and agree that, following the Closing, except to the extent expressly set forth in Section 2.08(e), Section 7.17 or for claims based on Fraud, the Seller Indemnitees’ and the Purchaser Indemnitees’ sole and exclusive monetary remedy with respect to any and all claims relating to this Agreement, the Business, the Transferred Assets, the Shared Contracts, the Excluded Assets, the Assumed Liabilities or the Retained Liabilities (including, inter alia, any rights of contribution or recovery under the Comprehensive Environmental Response, Compensation, and Liability Act or other Environmental Law) shall be pursuant to the provisions set forth in this Article X and by way of any remedies available under any other Transaction Document. In furtherance of the foregoing, (a) Purchaser waives and releases, on its behalf and on behalf of its Nonparty Affiliates, to the fullest extent permitted under applicable Law, any and all other rights, claims and causes of action it may have against Seller or its Nonparty Affiliates, and (b) Seller waives and releases, on its behalf and on behalf of its Nonparty Affiliates, to the fullest extent permitted under applicable Law, any and all other rights, claims and causes of action it may have against Purchaser or its Nonparty Affiliates, whether in any individual, corporate or any other capacity, relating (directly or indirectly) to the subject matter of this Agreement or the Transactions (including relating to any exhibit, Section of the Disclosure Letter or document delivered hereunder), including whether arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this Article X and except with respect to any remedies available under any other Transaction Document. The limits imposed on Purchaser’s and its Nonparty Affiliates’ remedies, on the one hand, and Seller’s and its Nonparty Affiliates’ remedies, on the other hand, with respect to this Agreement and the Transactions (including Article IX and this Article X) were specifically bargained for between sophisticated parties and were specifically taken into account in the determination of the amounts to be paid hereunder. Nothing in this Section 10.09 shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled pursuant to Section 11.09 or to seek any remedy on account of Fraud by any party hereto.

ARTICLE XI

Miscellaneous
Section 11.01    Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be delivered by hand, sent by email or sent, postage prepaid, by registered, certified or express mail or overnight courier service and shall be deemed given when so delivered by hand or email (provided, that any notice received by email transmission at the addressee’s location on any non-Business Day or any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day), or if mailed, three (3) calendar days after mailing (or one (1) Business Day in the case of express mail or overnight courier service), as follows (or at such other address for a party as shall be specified by like notice):
If to Purchaser:
c/o Gemspring Capital Management, LLC
54 Wilton Road
Westport, CT 06880
Attention:
E-mail:

Copy to (such copy not to constitute notice):
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attention:
E-mail:

If to the Seller:
The Goodyear Tire & Rubber Company
200 Innovation Way
Akron, OH 44316
Attention:
E-mail:

Copy to (such copy not to constitute notice):
Squire Patton Boggs (US) LLP
Key Tower 1000
127 Public Square
Cleveland, OH 44114
Attention:
E-mail:

Section 11.02    Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each party; provided that none of the Lender Protective Provisions may be amended in a manner that is materially adverse to the Financing Sources without the consent of the Financing Sources party to each Debt Commitment Letter that have consent rights over amendments to this Agreement.
Section 11.03    Waiver. Any provision of this Agreement may be waived only by written instrument making specific reference to this Agreement signed by the party against whom enforcement of any such waiver is sought; provided, that none of the Lender Protective Provisions may be waived in a manner that is materially adverse to the Financing Sources without the consent of the Financing Sources party to each Debt Commitment Letter that have consent rights over waivers to this Agreement. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.
Section 11.04    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent permitted by applicable Law.

Section 11.05    Counterparts. This Agreement may be executed in one or more counterparts including by email or other means of electronic transmission, such as by electronic mail in “.pdf” form, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.
Section 11.06    Entire Agreement; Third-Party Beneficiaries. This Agreement (including the Disclosure Letter, the other Schedules and the Exhibits hereto), together with the other Transaction Documents and the Confidentiality Agreement (collectively, the “Specified Documents”), (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the Transactions and (b) except for this Section 11.06 and as provided in this clause (b), is not intended to confer upon any Person other than the parties any rights or remedies, it being understood that (i) the Persons released pursuant to Section 9.02(c), Section 10.09, Section 11.10 and Section 11.11 shall have the right to enforce their respective rights thereunder, (ii) from and after the Closing, the Purchaser Indemnitees and the Seller Indemnitees shall be third-party beneficiaries of Article X and the corresponding sections of Article VII, and each shall have the right to enforce their respective rights thereunder, (iii) Existing Counsel is a third-party beneficiary of Section 11.13 and shall have the right to enforce its rights thereunder, and (iv) the Financing Sources shall be third-party beneficiaries of the Lender Protective Provisions, and shall have the right to enforce their rights hereunder and thereunder, to the extent applicable to such Financing Sources. The parties hereto have voluntarily agreed to define their rights, liabilities and obligations with respect to the Transactions exclusively in contract pursuant to the express terms and provisions of this Agreement and the other Specified Documents, and the parties hereto expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement or the other Specified Documents. Notwithstanding anything to the contrary in this Section 11.06 or elsewhere in this Agreement, each of the parties retains all of its rights and remedies with respect to claims based upon circumstances constituting Fraud. Each representation and warranty set forth in Article IV is given independent effect so that if a particular representation and warranty therein proves to be incorrect or is breached, the fact that another representation and warranty therein concerning the same or similar subject matter is correct or is not breached, whether such other representation and warranty is more general or more specific, narrower or broader or otherwise, will not affect the incorrectness or breach of such particular representation and warranty.
Section 11.07    Governing Law. This Agreement and the performance of the obligations of the parties hereunder, and all matters, claims or causes of action (whether at law, in equity, in Contract, in tort or otherwise) based upon, arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof; provided, that each of the parties agrees that, except as expressly provided in any Debt Commitment Letter, all claims or causes of action (whether at law, in equity, in Contract, in tort or otherwise) against any of the Financing Sources in any way relating to the Debt Financing, shall be construed and enforced in accordance with, and governed by, the Laws of the State of New York, without giving regard to conflicts or choice of law principles that would result in the application of the Laws of any jurisdiction other than the State of New York.

Section 11.08    Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any party without the prior written consent of the other party. Any purported assignment without such consent shall be null and void. This Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns. Notwithstanding the foregoing, this Agreement (and all rights, interests and obligations hereunder) may be assigned by Purchaser, in whole or in part, without consent, to (a) any of its Affiliates or any subsequent acquirer of all the equity securities or substantially all of the assets of it or any of its Affiliates or (b) for collateral security purposes to any Financing Sources (or any agent therefor) (including for purposes of creating a security interest herein or otherwise assigning as collateral in respect of such Financing), in each case so long as such assignment is not reasonably expected to result in incremental unreimbursed Taxes to the Seller; provided, that no such assignment shall affect or relieve Purchaser of its obligations and other Liabilities under this Agreement. Notwithstanding the foregoing, an assignment by Purchaser to an Affiliate of its rights to acquire Transferred Assets shall not be considered for purposes of this provision to result in incremental Taxes to the Seller if such Affiliate is organized in the same jurisdiction as the Seller (or, if such Seller is not organized in the jurisdiction in which such Transferred Assets are located, if such designated Affiliate is organized in such jurisdiction).
Section 11.09    Enforcement; Jurisdiction; Consent to Service of Process; Waiver of Jury Trial.
(a)    The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled at law or in equity. The right of specific enforcement is an integral part of the Transactions and without that right, neither the Seller nor Purchaser would have entered into this Agreement. Each party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other party has an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11.09 shall not be required to provide any bond or other security in connection with any such order or injunction, and the party opposing such injunction or injunctions hereby agrees that it shall not contest the amount or absence of any such bond or other security requested or offered by the party seeking such injunction or injunctions.
(b)    Notwithstanding Section 11.09(a) or anything else to the contrary, it is explicitly agreed that the Seller shall only have the right to obtain specific performance to consummate the Closing or to cause Purchaser to draw down the Equity Financing under the Equity Commitment Letter to consummate the Closing in the event that (and only in the event that) each of the following conditions has been satisfied:
(i)    Purchaser has failed to consummate the Closing in accordance with Section 3.01;

(ii)    Each of the conditions set forth in Section 8.01 and Section 8.02 have been satisfied or irrevocably waived (other than those conditions that by their nature are to be satisfied at Closing, but each of which is capable of being satisfied at the Closing) at the date the Closing were to have occurred in accordance with Section 3.01;
(iii)    The Debt Financing (or any alternative Financing in accordance with Section 7.19) has been funded or will be funded at the Closing on the terms set forth in the applicable Debt Commitment Letter;
(iv)    Following the failure described in clause (i), the Seller has irrevocably confirmed in writing to Purchaser that (x) the conditions set forth in Section 8.01 and Section 8.03 (other than those conditions that by their nature are to be satisfied at the Closing, but each of which is capable of being satisfied at the Closing) have been satisfied and remain satisfied or have been irrevocably waived and (y) if specific performance is granted and the Debt Financing (or any alternative Financing in accordance with Section 7.19) is funded and the Equity Financing is funded, then Seller stands ready, willing and able to consummate the Closing; and
(v)    Purchaser fails to consummate the Closing within three (3) Business Days following its receipt of the written notice contemplated by the immediately preceding clause (iv).
Notwithstanding Section 11.09(a) or anything else to the contrary, it is explicitly agreed, for the avoidance of doubt, that (A) no Person other than the Seller shall be entitled to specific performance to cause Purchaser to draw down the Equity Financing under the Equity Commitment Letter to consummate the Closing, and (B) in no event shall the Seller be entitled to specifically enforce Purchaser’s rights under the Equity Commitment Letter to draw down the Equity Financing to consummate the Closing other than as expressly provided in this Section 11.09(b).
(c)    Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware, or in the event that (but only in the event that) such court does not have subject matter jurisdiction, any state or federal court within the State of Delaware, in the event any dispute arises out of this Agreement or the Transactions, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any Action relating to this Agreement or the Transactions in any court other than the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the federal court of the United States sitting in the State of Delaware, and the appellate courts thereof, (iv) UNCONDITIONALLY AND IRREVOCABLY WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTION RELATED TO OR ARISING OUT OF THIS AGREEMENT, THE DEBT FINANCING, THE EQUITY FINANCING OR THE TRANSACTIONS, (v) waives the defense of an inconvenient forum to the maintenance of any Action related to or arising out of this Agreement or the Transactions and (vi) consents to service of process being made through the notice procedures set forth in Section 11.01. The consents to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the State of Delaware. The parties hereto agree that a final Judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the Judgment or in any other manner provided by applicable Law. Notwithstanding anything in this Agreement to the contrary, the parties acknowledge and agree (i) that any Action of any kind or description, whether in law or in equity, whether in Contract or tort or otherwise, involving the Financing Sources or arising out of, or relating to the Debt Financing or the performance of services thereunder or related thereto will be subject to the exclusive jurisdiction of the Supreme Court of the State of New York, County of New York (and the appellate courts thereof), or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), and each party submits for itself and its property with respect to any such Action to the exclusive jurisdiction of such court, (ii) not to bring or permit any of their Affiliates to bring or support any other Person in bringing any such Action in any other court, (iii) that service of process, summons, notice or document by registered mail addressed to them at their respective addresses, if any, provided in any Debt Commitment Letter will be effective service of process against them for any such Action brought in any such court, (iv) to waive and hereby irrevocably waive, to the fullest extent permitted by Law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Action in any such court, and (v) that a final Judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the Judgment or in any other manner provided by Law.
Section 11.10    No Recourse Against Nonparty Affiliates. Except in the case of Fraud, claims, causes of action or Liabilities (whether in Contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement or any other Transaction Document, or the negotiation, execution, or performance of this Agreement or any other Transaction Document (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement or any other Transaction Document), may be made only against (and are those solely of) the entities that are expressly identified as parties to this Agreement or in the applicable Transaction Document (the “Contracting Parties” and each, a “Contracting Party”), and then only with respect to the specific obligations set forth herein (with respect to the parties to this Agreement) or therein (with respect to the parties to such Transaction Document). Except in the case of Fraud, no Person who is not a Contracting Party, including any Affiliate of a Contracting Party or any of their respective directors, managers, officers, employees, incorporators, members, limited or general partners, unitholders, stockholders, agents, attorneys, financial advisors, lenders or other Representatives (“Nonparty Affiliates”), shall have any Liability (whether in Contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action or Liabilities arising under, out of, in connection with, or related in any manner to this Agreement or such other Transaction Document, as applicable, or based on, in respect of, or by reason of this Agreement or such other Transaction Document, as applicable, or its negotiation, execution, performance, or breach; and, to the maximum extent permitted by applicable Law, each Contracting Party hereby waives and releases all such claims, causes of action and Liabilities against any such Nonparty Affiliates. Without limiting the foregoing, to the maximum extent permitted by applicable Law and except in the case of Fraud, (a) each Contracting Party hereby waives and releases any and all rights, claims, demands or causes of action that may otherwise be available in law or in equity, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impose Liability of a Contracting Party on any Nonparty Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise and (b) each Contracting Party disclaims any reliance upon any Nonparty Affiliates with respect to the performance of this Agreement or any other Transaction Document or any representation or warranty made in, in connection with, or as an inducement to this Agreement or any other Transaction Document.

Section 11.11    Release. Effective as of the Closing, except for any rights or obligations under this Agreement or the other Transaction Documents (including any covenants or agreements that survive the Closing) or in the case of Fraud, each party, on behalf of itself and each of its Affiliates (including in the case of Purchaser, a Subsidiary of Purchaser, but excluding in the case of Purchaser, any other portfolio company of funds affiliated with Gemspring; provided, that Purchaser shall not assign any obligation, Action or claim released pursuant to this Section 11.11 to any portfolio company of funds affiliated with Gemspring (other than, for the avoidance of doubt, any such portfolio company that is a Subsidiary of Purchaser)), and each of their respective current and former officers, directors, employees, managers, partners, members, advisors, successors, assigns, executors and heirs (collectively, the “Releasing Parties”), hereby irrevocably, unconditionally, knowingly and voluntarily releases, acquits, forever discharges and forever waives and relinquishes the other party and its Affiliates and each of their respective current and former officers, directors, employees, managers, partners, members, advisors, successors, assigns, executors and heirs (in each case in their capacity as such) (collectively, the “Released Parties”) of and from any and all actions, causes of action, suits, proceedings, executions, judgments or other Actions, duties, debts, dues, accounts, bonds, contracts and covenants (whether express or implied), and claims and demands, obligations, damages, liabilities, defenses, affirmative defenses, setoffs and counterclaims, of whatever kind, nature or description whatsoever, whether known or unknown, which any of the Releasing Parties has, might have or might assert now or in the future, against any Released Party, arising out of, based upon or resulting from (a) the Seller’s ownership of the Business and the Transferred Assets or responsibility for the Assumed Liabilities and (b) the operation or management of the Business and the Transferred Assets, in each case, whether known or unknown and which occurred or existed, at or prior to the Closing. Each party hereto shall, and shall cause its Affiliates (including in the case of Purchaser, a Subsidiary of Purchaser, but excluding in the case of Purchaser, any other portfolio company of funds affiliated with Gemspring; provided, that Purchaser shall not assign any obligation, Action or claim released pursuant to this Section 11.11 to any portfolio company of funds affiliated with Gemspring (other than, for the avoidance of doubt, any such portfolio company that is a Subsidiary of Purchaser)) and each of their respective successors and permitted assigns, to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced any Action, of any kind against a Released Party based upon any matter released pursuant to this Section 11.11.

Section 11.12    Non-Reliance on Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. Purchaser acknowledges and agrees that it is an informed and sophisticated purchaser and has engaged expert Representatives who are experienced in the evaluation and purchase of businesses such as the Business (including the Transferred Assets and the Assumed Liabilities) as contemplated hereunder, and has had such access to the information, documents, personnel and properties of the Seller Group as it deems necessary and appropriate to make such independent evaluation and purchase. In connection with the due diligence investigation of the Business by or on behalf of Purchaser, Purchaser and its Representatives have received and may continue to receive from the Seller certain estimates, projections, forecasts and other forward-looking information, as well as certain business and strategic plans and other information, regarding the Business, the Transferred Assets or the Assumed Liabilities, and the operations of the Business. Purchaser hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in providing such business and strategic plans and other information, with which Purchaser is familiar, that Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business and strategic plans and other information, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and that Purchaser has not relied on any such information and will have no, and hereby waives any, claim against any member of the Seller Group or any of their respective Representatives, with respect thereto or, except for the representations and warranties expressly set forth in Article IV or the certificates required to be delivered by the Seller under Section 8.02, any rights hereunder with respect thereto, or otherwise set forth in any other Transaction Document, any rights thereunder or with respect thereto, or in the case of Fraud.
Section 11.13    Legal Representation.
(a)    Each of the parties to this Agreement acknowledges and agrees that Squire Patton Boggs (US) LLP (“Existing Counsel”) have acted as counsel for the Seller Group in connection with this Agreement and the Transactions (the “Acquisition Engagement”).
(b)    Each of the parties to this Agreement acknowledges and agrees that all communications between a member of the Seller Group, on the one hand, and Existing Counsel or internal counsel of the Seller Group, on the other hand, in the course of the Acquisition Engagement, and any attendant attorney-client privilege, attorney work product protection, and expectation of client confidentiality applicable thereto, shall be deemed to belong solely to the Seller Group, and shall not pass to or be claimed, held, or used by Purchaser or any of its Affiliates upon or after the Closing. Accordingly, Purchaser shall not have access to any such communications, or to the files of Existing Counsel or such internal counsel relating to the Acquisition Engagement, whether or not the Closing occurs. Without limiting the generality of the foregoing, upon and after the Closing, (i) to the extent that files of Existing Counsel or such internal counsel in respect of the Acquisition Engagement constitute property of the client, only the Seller Group shall hold such property rights, and (ii) Existing Counsel shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to Purchaser or any of its Affiliates. If and to the extent that, at any time subsequent to Closing, Purchaser or any of its Affiliates shall have the right to assert or waive any attorney-client privilege with respect to any communication between a member of the Seller Group and Existing Counsel or such internal counsel that occurred at any time prior to the Closing, Purchaser, on behalf of itself and its Affiliates shall be entitled to waive such privilege only with the prior written consent of the Seller.
(c)    Each of the parties to this Agreement acknowledges and agrees that Existing Counsel may continue to represent any member of the Seller Group in future matters. Accordingly, Purchaser, on behalf of itself and its Affiliates expressly: (i) consents to Existing Counsel’s representation of any member of the Seller Group in any matter, including any post-Closing matter in which the interests of Purchaser or any of its Affiliates, on the one hand, and the Seller Group, on the other hand, are adverse, including any matter relating to the Transactions, and whether or not such matter is one in which Existing Counsel may have previously advised the Seller Group; and (ii) consents to the disclosure by Existing Counsel to the Seller Group of any information learned by Existing Counsel in the course of its representation of the Seller Group, whether or not such information is subject to attorney-client privilege, attorney work product protection, or Existing Counsel’s duty of confidentiality.
(d)    Purchaser, on behalf of itself and its Affiliates, further covenants and agrees that each shall not assert any claim, and that it hereby waives any claim, against Existing Counsel in respect of legal services provided to or on behalf of the Business or the Transferred Assets by such Existing Counsel in connection with the Acquisition Engagement.
(e)    Purchaser and its Affiliates that acquire the Transferred Assets shall not have any attorney-client relationship with Existing Counsel from and after the Closing, unless and to the extent Existing Counsel is specifically engaged in writing by Purchaser to represent such entity after the Closing. Any such representation by Existing Counsel after the Closing shall not affect the foregoing provisions hereof.
(f)    Purchaser and the Seller consent to the arrangements in this Section 11.13 and agree to take, and to cause their respective Affiliates to take, all steps necessary to implement the intent of this Section 11.13 and not to take or cause their respective Affiliates to take positions contrary to the intent of this Section 11.13. Purchaser and the Seller further agree that Existing Counsel is a third-party beneficiary of this Section 11.13.
Section 11.14    Exclusivity
(a)    From the date of this Agreement until the earlier of the Closing Date or termination of this Agreement in accordance with its terms, the Seller shall not, and shall cause the Seller Group, their respective Affiliates and their respective Representatives not to, directly or indirectly (i) solicit, initiate or knowingly encourage (including by way of furnishing non-public information), facilitate or participate in any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to an Alternative Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or assist or participate in any effort or attempt by any Person with respect to, any Alternative Proposal. None of the Seller, any member of the Seller Group, their respective Affiliates and their respective Representatives shall release any third party from, or waive any provision of, any confidentiality agreement with respect to the Business to which it is a party and which was entered into with respect to any potential Alternative Proposal. The Seller shall, and shall cause the other members of the Seller Group and their respective Affiliates and Representatives to, with respect to third parties with whom discussions or negotiations with respect to an Alternative Proposal have been terminated on or prior to the date of this

Agreement, use its commercially reasonable best efforts to obtain the return or destruction of, in accordance with the terms of the applicable confidentiality agreement, confidential information previously furnished by the Seller or any of its Affiliates or its or their Representatives, with respect to the Business.
(b)    The Seller will promptly notify Purchaser after it or any of its Affiliates has received any proposal, inquiry, offer or request relating to or constituting, or that could reasonably be expected to lead to, an Alternative Proposal, any request for discussions or negotiations, or any request for information relating to the Business in connection with an Alternative Proposal or a potential Alternative Proposal or for access to the properties or books and records thereof in furtherance of or relating to an Alternative Proposal of which the Seller or any of its Affiliates is or becomes aware, or any amendments to the foregoing. Such notice to Purchaser shall indicate the identity of the Person making such proposal and the material terms and conditions of such proposal, if any.
Section 11.15    Financing Sources. Notwithstanding anything herein to the contrary, no Financing Source shall have any liability of any kind or description whether in law or in equity, whether in tort, contract or otherwise, to Seller or its Affiliates based on, in respect of, or by reason of, this Agreement, the Debt Financing, the Debt Commitment Letters, the transactions contemplated hereby or thereby or the performance or services thereunder or the commitments of such Financing Source or in respect of any oral representations made or alleged to be made in connection herewith or therewith. In no event shall Seller, and Seller agrees not to and to cause each of its Affiliates not to, (i) seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Financing Source in connection with this Agreement or (ii) seek to enforce the commitments against, make any claims for breach of the commitments of such Financing Source against, or seek to recover monetary damages from, or otherwise sue, the Financing Source in connection with this Agreement, the Debt Financing, the Debt Commitment Letters or any of the transactions contemplated hereby or thereby or the performance or services thereunder or the commitments of such Financing Source or the obligations of Financing Source thereunder. Nothing in this Section 11.15 shall affect the rights of Purchaser, or the obligations of any Financing Source, under the Debt Commitment Letters and the Definitive Agreements.
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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

PURCHASER

G-3 CHICKADEE PURCHASER, LLC

By:     /s/ Matthew Wallace
Name: Matthew Wallace
Title: President

SELLER
THE GOODYEAR TIRE & RUBBER COMPANY
By: /s/ Christina L. Zamarro _________________
Name: Christina L. Zamarro
Title: Executive Vice President and Chief Financial Officer

[Signature Page to Asset Purchase Agreement]